

Reaching New Heights

HUNTSMAN

Enriching lives through innovation

2011 ANNUAL REPORT



Operating more than 75 manufacturing and R&D facilities in 30 countries worldwide

A World of Products and Markets

Huntsman serves a variety of end markets, the largest of which is consumer related, followed by paints and coatings, energy and fuels, chemicals, insulation, construction materials and aerospace. We hold global leadership positions in many product categories, such as MDI, polyurethane catalysts, epoxy adhesives, epoxy powder coating systems, aerospace composites, electrical insulating materials, textile effect chemicals, polyetheramines, ethylene and propylene carbonates and maleic anhydride. To serve these and other key industries, Huntsman has five business divisions: Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments.


Adjusted EBITDA(1)
($ in millions)
$1,200
900
600
300
0
$743
$931
$1,112
$961
$920
$637
$545
$875
$1,214
2003
2004
2005
2006
2007
2008
2009
2010
2011

(1) For a reconciliation see pages 8–9 of the Financials section.

Reaching New Heights

2011 was a record year for our company. Never before have our current businesses collectively generated earnings at this level. We believe our business will grow at rates in excess of GDP growth and are committed to further strengthening our balance sheet.

	Year Ended December 31,		
In millions	2011	2010	2009
Revenues	$11,221	$9,250	$7,665
Gross profit	$ 1,840	$1,461	$1,078
Interest expense, net	$ 249	$ 229	$ 238
Net income(1)	$ 254	$ 32	$ 112
Adjusted net income (loss)(2)	$ 408	$ 200	$ (298)
Adjusted EBITDA(2)	$ 1,214	$ 875	$ 545
Capital expenditures(3)	$ 327	$ 202	$ 189

	December 31,		
	2011	2010	2009
Total assets	$ 8,657	$8,714	$8,626
Net debt(4)	$ 3,380	$3,173	$2,716

(1) Net income includes $3 million expense and $526 million income for 2010 and 2009, respectively, associated with the terminated merger and related litigation.
(2) For a reconciliation see pages 8–9 of the Financials section.
(3) Net of reimbursements of $3 million and $34 million in 2011 and 2010, respectively.
(4) Net debt calculated as Total debt excluding affiliates less cash. On January 1, 2010, as a result of changes in accounting guidelines, our off-balance sheet accounts receivable securitization programs are now reported on the balance sheet as secured debt. December 31, 2009 figure is presented on a pro-forma basis to reflect this change.

Dear Fellow Stockholders,

Our business continues to improve, 2011 was a record year for us. During the year, demand for many of our products improved as did our average selling prices which led to revenues of more than $11 billion, an increase of 21% compared to the prior year. Despite the impact of headwinds in the form of raw material inflation and negative foreign currency movements on our fixed costs, our adjusted net income more than doubled to $408 million. Our adjusted EBITDA was a record $1.2 billion, more than it has ever been with our current group of businesses.


Revenues
($ in billions)
$12
9
6
3
0
$7.7
$9.3
$11.2
2009
2010
2011

During the year we actively pursued business opportunities in an effort to enhance our business. We successfully completed strategic acquisitions of opportunity in India and Turkey that will allow us to grow aggressively in these markets. Simultaneously, we licensed Huntsman technology and divested non-strategic assets. In the future, we will continue to invest in acquisition opportunities, licensing ventures and divestitures to take advantage of changing market conditions. In 2011, we completed the following transactions:

- Acquired the chemicals business of Laffans Petrochemicals Ltd. in India, which produces specialty intermediates.
- Acquired a polyurethanes system house in Turkey that manufactures polyester polyols and blends MDI polyurethane systems.
- Signed a license agreement with Chinese chemicals manufacturer Yantai Wanhua Polyurethanes Co., Ltd., for the production of propylene oxide (PO) and methyl tertiary butyl ether (MTBE)—a co-product of PO.
- Sold our Stereolithography and Digitalis® machine manufacturing businesses.

We are investing in future growth and optimizing the efficiency of our manufacturing facilities. In 2011, we spent $330 million in capital expenditures within our company. $92 million of this was spent to further enhance our safety and environmental performance. We completed 2011 with the best record of safety and environmental performance in our history. We will continue to invest in reducing waste and emissions, improving the safety of our workplace and enhancing the competitiveness of our manufacturing facilities. In 2012, we will spend more than we did in 2011 to enhance our performance and competitiveness.



We have more than $1 billion of liquidity on the balance sheet which is more than ample for our foreseeable needs but provides financial flexibility should the global economy slow and access to financial markets become challenging. In 2011, in an effort to support our stock price we used approximately $50 million of our cash to repurchase approximately four million shares. The board has authorized us to repurchase $50 million more in the future if we judge prudent. We actively paid down and refinanced our existing debt. We prepaid approximately $305 million of bonds in the year and extended the maturity on a portion of our term loans thus providing minimal required debt service payments over the next couple of years. Reducing our debt remains a focus and priority of the board and management team. We believe less debt on our balance sheet will enhance shareholder value in the long term. We have multiple projects in place to reduce our working capital and the amount of capital needed to operate our global supply chain.

The movement in foreign currencies presented a unique challenge in 2011. More specifically, the strength of the Swiss franc increased the expense of our Swiss manufacturing fixed costs by more than $50 million compared to 2010. Although difficult, we took immediate and aggressive action to mitigate this exposure and announced comprehensive restructuring plans to relocate our operations outside of Switzerland, closer to our customers. We expect the bulk of these benefits to be realized by the end of 2012.

Our business will grow at rates in excess of underlying global GDP. Today, more so than ever before, the world's challenges are being solved with a number of creative and local solutions. Ideas and answers around potable water, cleaner air, energy conservation, enhanced transportation, aerospace and building materials are global in their application, but more local in their development. Product life cycles are getting shorter and the time from development to market is faster than ever. We continue to enhance our future by investing in our nearly 1,000 associates around the world dedicated to our research and developmental efforts.

We will continue our relentless pursuit to create shareholder value. Our 12,000 associates at Huntsman are dedicated to improving our current business. While we are encouraged by the record results of 2011, we also recognize that three of our five divisions are far from their earnings potential. As we have already started to realign costs, bring new products to market and focus on margin expansion, we believe that our future is strong.

PETER R. HUNTSMAN
President and Chief Executive Officer

February 15, 2012

Adjusted EBITDA improved

39%

to $1.2 billion compared to the prior year

Adjusted EBITDA[1]
($ in millions)


$1,500
1,000
500
0
$545
$875
$1,214
2009
2010
2011

[1] For a reconciliation see pages 8–9 of the Financials section.

Special Note to Stockholders

It is gratifying to report that 2011 marked a new level of achievement for Huntsman Corporation. Collectively, our portfolio of businesses generated the highest adjusted EBITDA in its history.

Huntsman Corporation and its Board of Directors will actively follow all prudent avenues toward increasing the value of your investment. Because of the company's improved earnings and ample liquidity, we are well positioned to pay dividends. We will also aggressively seek opportunities to further reduce our indebtedness.

In August of 2011, we announced a share repurchase program. This initiative symbolizes our confidence in the company's long-term future and its ability to create further shareholder value. Since that announcement, approximately four million shares valued at approximately $50 million have been repurchased.

Of additional benefit to our stockholders are the changes to the makeup of our Board of Directors, which we believe will best serve your interests. In May of 2011, Dr. Mary Beckerle was appointed to the Board to fill a vacancy created by the departure of Marsha Evans. In February of this year, Jon Huntsman, Jr., former candidate for the Republican nomination for the President of the United States, was appointed to the Board as our tenth director. These new directors bring unique and valuable skills and a range of experience which will enrich the Board and enhance the strategic oversight of your investment.

Thank you for being a loyal and valued stockholder. We assure you of our commitment to maximizing Huntsman Corporation's strength, which will be reflected in investment growth for each of you.



JON M. HUNTSMAN
Executive Chairman and Founder

February 15, 2012

POLYURETHANES

PERFORMANCE PRODUCTS

ADVANCED MATERIALS

TEXTILE EFFECTS

PIGMENTS

ENRICHING LIVES THROUGH INNOVATION

Revenues by Division



39%
POLYURETHANES
29%
PERFORMANCE PRODUCTS
12%
ADVANCED MATERIALS
6%
TEXTILE EFFECTS
14%
PIGMENTS

Adjusted EBITDA by Division



34%
POLYURETHANES
27%
PERFORMANCE PRODUCTS
8%
ADVANCED MATERIALS
–5%
TEXTILE EFFECTS
36%
PIGMENTS


MDI Urethanes Revenue
Based on 2011 Revenues
26%
US & CANADA
37%
EUROPE
10%
REST OF WORLD
27%
ASIA PACIFIC

Polyurethanes

Our Polyurethanes division serves over 3,500 customers in over 90 countries. We have world scale MDI production facilities in the U.S., The Netherlands and China and 15 highly capable downstream formulation facilities, which are located close to our customers worldwide.

Performance Products

Huntsman Performance Products manufactures and markets more than 2,000 products primarily based on amines, surfactants, carbonates and maleic anhydride for a growing number of niche industrial end-uses. We operate multiple manufacturing facilities worldwide and license a range of chemical manufacturing technologies globally.


End Markets
Based on 2011 Revenues
9% INTERMEDIATE CHEMICALS
8% AGROCHEMICALS
6% ENERGY
6% FUELS & LUBRICANTS
5% POLYMERS
2% CONSTRUCTION
2% PAINTS & COATINGS
6% OTHER
22% HOUSEHOLD PRODUCTS
9% PERSONAL CARE
25% INDUSTRIAL APPLICATIONS

Advanced Materials

Our Advanced Materials division is a leading global chemical solutions provider with a long heritage of pioneering technologically advanced epoxy, acrylic and polyurethane-based polymer products. Our capabilities in high-performance adhesives and composites serve over 3,000 customers in 80 countries with innovative, tailor-made solutions and more than 1,500 products which address global engineering challenges.


End Markets
Based on 2011 Revenues
12% CONSTRUCTION
10% INDUSTRIAL APPLICATIONS
10% AEROSPACE
8% ADHESIVES
1% OTHER
10% ELECTRONICS
2% SPORTS & LEISURE
24% PAINTS & COATINGS
23% ENERGY


787
BOEING
DREAMLINER
N787FT



Operating
16
manufacturing and R&D facilities in 13 countries worldwide

Textile Effects

Huntsman Textile Effects is the leading global market share provider of high quality dyes and chemicals to the textile and related industries. Research, innovation and sustainability are at the heart of what we do. From formulation to implementation, we use cutting-edge technology to develop innovative solutions to address the need for sustainable, eco-friendly processes and products that benefit our customers, consumers and the environment in which we work and live.

Pigments

Huntsman Pigments is a global leader in the creation of titanium dioxide solutions. Expertise gained over 75 years combined with a pioneering spirit enable us to serve our global customer base. Our specialized products and services primarily provide whiteness, opacity and brightness to thousands of everyday items including paints, plastics, paper, inks, food and personal care products. We use our innovative approach to help our customers succeed.



Adjusted EBITDA more than doubled to

$508

million compared to the prior year



FRONT ROW: Dr. Patrick T. Harker, Jon M. Huntsman, Dr. Mary C. Beckerle;
BACK ROW: Sir Robert J. Margetts, Wayne A. Reaud, Alvin V. Shoemaker, Peter R. Huntsman, Jon M. Huntsman, Jr., Nolan D. Archibald, M. Anthony Burns

JON M. HUNTSMAN (3)
Executive Chairman of the Board and Director

NOLAN D. ARCHIBALD (2)
Vice Chairman of the Board, Chairman of the Compensation Committee and Lead Independent Director
Former Executive Chairman, President and Chief Executive Officer of The Black & Decker Corporation

DR. MARY C. BECKERLE (4)
Director
Chief Executive Officer and Director of the Huntsman Cancer Institute

M. ANTHONY BURNS (1) (4)
Chairman of the Audit Committee and Director
Former President, Chief Executive Officer and Chairman of Ryder Systems, Inc.

DR. PATRICK T. HARKER (1) (4)
Chairman of the Nominating and Corporate Governance Committee and Director
Director of the Federal Reserve Bank of Philadelphia,
President of the University of Delaware

JON M. HUNTSMAN, JR.
Director
Former U.S. Ambassador to China and Singapore,
Former Governor of the State of Utah

PETER R. HUNTSMAN (3)
President, Chief Executive Officer and Director

SIR ROBERT J. MARGETTS
Director
Former Vice Chairman of the Main Board of ICI

WAYNE A. REAUD (2) (3)
Chairman of the Litigation Committee and Director
Trial Lawyer and Founder of Reaud, Morgan & Quinn

ALVIN V. SHOEMAKER (1) (2)
Director
Private Investor and Former Chairman of First Boston, Inc.

Board Committees:
(1) Audit
(2) Compensation
(3) Litigation
(4) Nominating and Corporate Governance



PETER R. HUNTSMAN
President, Chief Executive Officer and Director
28 years industry experience



J. KIMO ESPLIN
Executive Vice President and Chief Financial Officer
18 years industry experience



JAMES R. MOORE
Executive Vice President, General Counsel and Secretary
42 years industry experience



ANTHONY P. HANKINS
Chief Executive Officer, Asia Pacific and
Division President, Polyurethanes
32 years industry experience



PAUL G. HULME
Division President, Textile Effects
27 years industry experience



JAMES H. HUNTSMAN
Division President, Advanced Materials
22 years industry experience



STEWART A. MONTEITH
Division President, Performance Products
31 years industry experience



SIMON TURNER
Division President, Pigments
26 years industry experience



2011 FINANCIALS

HUNTSMAN

Enriching lives through innovation

Financial Table of Contents

Definitions

Each capitalized term used without definition in this report has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on February 16, 2012.

SELECTED FINANCIAL DATA

The selected historical financial data set forth below presents our historical financial data as of and for the dates and periods indicated. You should read the selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes.

	Year ended December 31,				
	2011	2010	2009	2008	2007
	(in millions except per share amounts)				
Statements of Operations Data:					
Revenues	$11,221	$9,250	$7,665	$10,056	$9,496
Gross profit	1,840	1,461	1,078	1,280	1,535
Restructuring, impairment and plant closing costs	167	29	88	31	29
Operating income	606	410	13	197	553
(Expenses) income associated with the Terminated Merger and related litigation(a)	—	(4)	835	780	(210)
Income (loss) from continuing operations	251	(9)	125	512	61
(Loss) income from discontinued operations, net of tax(b)	(1)	42	(19)	84	(235)
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil(c)	4	(1)	6	14	(7)
Net income (loss)	254	32	112	610	(181)
Net income (loss) attributable to Huntsman Corporation	247	27	114	609	(172)
Basic income (loss) per common share:					
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.03	$(0.06)	$ 0.54	$ 2.20	$ 0.32
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	—	0.17	(0.08)	0.36	(1.07)
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	0.01	—	0.03	0.06	(0.03)
Net income (loss) attributable to Huntsman Corporation common stockholders	$ 1.04	$ 0.11	$ 0.49	$ 2.62	$(0.78)
Diluted income (loss) per common share:					
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.01	$(0.06)	$ 0.53	$ 2.18	$ 0.30
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	—	0.17	(0.08)	0.36	(1.01)
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	0.01	—	0.03	0.06	(0.03)
Net income (loss) attributable to Huntsman Corporation common stockholders	$ 1.02	$ 0.11	$ 0.48	$ 2.60	$(0.74)

	Year ended December 31,				
	2011	2010	2009	2008	2007
	(in millions except per share amounts)				
Other Data:					
Depreciation and amortization	$ 439	$ 405	$ 442	$ 398	$ 413
Capital expenditures	330	236	189	418	665
Dividends per share	0.40	0.40	0.40	0.40	0.40
Balance Sheet Data (at period end):					
Total assets	$ 8,657	$8,714	$8,626	$ 8,058	$8,166
Total debt	3,946	4,150	4,217	3,888	3,574
Total liabilities	6,881	6,864	6,761	6,426	6,313

(a) For information regarding (expenses) income associated with our terminated merger with a subsidiary of Hexion (now Momentive) (the "Terminated Merger" or the "Hexion Merger") and the related litigation, see "Note 24. (Expenses) Income Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.

(b) Income (loss) from discontinued operations represents the operating results, fire insurance settlement gains and loss on disposal of our former Australian styrenics business, our former U.S. base chemicals business, our former North American polymers business, our former European base chemicals and polymers business and our former TDI business. The U.S. base chemicals business was sold on November 5, 2007, the North American polymers business was sold on August 1, 2007, the European base chemicals and polymers business was sold on December 29, 2006 and the TDI business was sold on July 6, 2005. See "Note 25. Discontinued Operations" to our consolidated financial statements.

(c) The extraordinary gain (loss) on the acquisition of a business relates to the June 30, 2006 acquisition of our textile effects business. See "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide. Our administrative, research and development and manufacturing operations are primarily conducted at the facilities located in 30 countries. We employed approximately 12,000 associates worldwide at December 31, 2011.

We operate in five segments: Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments. Our Polyurethanes, Performance Products, Advanced Materials and Textile Effects segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions beginning in 2006, we have sold or shutdown substantially all of our former Australian styrenics operations and our North American polymers and base chemicals operations. We report the results from these businesses as discontinued operations. See "Note 25. Discontinued Operations" to our consolidated financial statements.

Growth in our Polyurethanes and Advanced Materials segments has been driven by the continued substitution of our products for other materials across a broad range of applications, as well as by the level of global economic activity. Historically, demand for many of these products has grown at rates in excess of GDP growth. In Polyurethanes, this growth, driven largely by Asia, has in recent years resulted in improved demand and higher industry capacity utilization rates for many of our key products, including MDI.

In our Performance Products segment, demand for our performance specialties has generally continued to grow at rates in excess of GDP as overall demand is significantly influenced by new product and application development. Demand for most of our performance intermediates has grown in line with GDP growth. Over time, demand for maleic anhydride has generally grown at rates that slightly exceed GDP growth. However, given its dependence on the UPR market, which is influenced by construction end markets, maleic anhydride demand can be cyclical.

Demand in our Textile Effects segment is driven primarily by consumer activity. Consumer spending for goods incorporating our Textile Effects products is impacted significantly by a wide range of economic factors, including personal incomes, housing and energy prices and other highly volatile factors. Accordingly, demand for our Textile Effects products has been volatile and appears likely to remain volatile.

Historically, demand for titanium dioxide pigments has grown at rates approximately equal to global GDP growth. Pigment prices have historically reflected industry-wide operating rates but have typically lagged behind movements in these rates by up to twelve months due to the effects of product stocking and destocking by customers and producers, contract arrangements and seasonality. The industry experiences some seasonality in its sales because sales of paints, the largest end use for titanium dioxide, generally peak during the spring and summer months in the northern hemisphere. This results in greater sales volumes in the second and third quarters of the year. During 2012, we expect to benefit from certain ore supply contracts in our pigments segment that will effectively supply approximately 40% of our ore requirements at prices close to 2011 market levels, which are significantly below current market prices. A majority of these contracts will expire at the end of 2012, with the resulting benefits reflected through most of the first quarter of 2013. These contracts did not materially benefit our pigments segment during 2011.

For further information regarding sales price and demand trends, see "Results of Operations—Segment Analysis—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010" and the tables captioned "Year ended December 31, 2011 vs. 2010, Period-Over-Period Increase (Decrease)" and "Fourth Quarter 2011 vs. Third Quarter 2011, Period-Over-Period Increase (Decrease)" below.

OUTLOOK

Demand for our products is generally sensitive to global economic growth. Our revenue is distributed approximately one-third in North America, one-third in Europe, slightly less than one-quarter in Asia-Pacific and the balance in the rest of the world. Our operations in Europe continue to be impacted by the uncertain European economy, and we expect slow growth across our businesses in Europe. Growth in other regions for most of our products is expected to improve subject to seasonal demand fluctuations.

We anticipate that we will see an improving global economy from this point forward. Most of our businesses have strong upside potential as we see a continued recovery in the world's economy. In 2012, we expect margin pressure on our Pigments segment to be offset by improved earnings in our other segments.

The following summarizes key considerations that could impact future performance of our operating segments:

Polyurethanes:

- Improving MDI margins
- Improving MDI demand
- Continued strength in PO/MTBE margins
- Improving global economic environment

Performance Products:

- U.S. gulf coast raw material cost advantage
- Near term amines margin pressure
- Improving global economic environment

Advanced Materials:

- Reorganization and restructuring benefit
- Improving global economic environment

Textile Effects:

- Restructuring benefits beginning in the second half of 2012
- Improving global economic environment

Pigments:

- Improving sales portfolio
- Higher raw material costs
- Favorable ore contracts expiring at end of 2012
- Improving global economic environment

We expect to spend approximately $425 million in 2012 on capital expenditures, net of reimbursements, largely for growth initiatives and maintenance.

We expect our full year 2012 effective tax rate to be approximately 30% to 35%, consistent with what we believe to be our long-term effective income tax rate.

RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations for the years ended December 31, 2011, 2010 and 2009 (dollars in millions):

	Year ended December 31,			Percent Change	
	2011	2010	2009	2011 vs 2010	2010 vs 2009
Revenues	$11,221	$9,250	$7,665	21%	21%
Cost of goods sold	9,381	7,789	6,587	20%	18%
Gross profit	1,840	1,461	1,078	26%	36%
Operating expenses	1,067	1,022	977	4%	5%
Restructuring, impairment and plant closing costs	167	29	88	476%	(67)%
Operating income	606	410	13	48%	NM
Interest expense, net	(249)	(229)	(238)	9%	(4)%
Loss on accounts receivable securitization program	—	—	(23)	—	NM
Equity in income of investment in unconsolidated affiliates	8	24	3	(67)%	700%
Loss on early extinguishment of debt	(7)	(183)	(21)	(96)%	771%
(Expenses) income associated with the Terminated Merger and related litigation	—	(4)	835	NM	NM
Other income	2	2	—	—	NM
Income from continuing operations before income taxes	360	20	569	NM	(96)%
Income tax expense	(109)	(29)	(444)	276%	(93)%
Income (loss) from continuing operations	251	(9)	125	NM	NM
(Loss) income from discontinued operations (including gain on disposal of $1 in 2009), net of tax	(1)	42	(19)	NM	NM
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil	4	(1)	6	NM	NM
Net income	254	32	112	694%	(71)%
Net (income) loss attributable to noncontrolling interests	(7)	(5)	2	40%	NM
Net income attributable to Huntsman Corporation	247	27	114	815%	(76)%
Interest expense, net	249	229	238	9%	(4)%
Income tax expense from continuing operations	109	29	444	276%	(93)%
Income tax (benefit) expense from discontinued operations	(5)	10	(80)	NM	NM
Depreciation and amortization	439	405	442	8%	(8)%
EBITDA(1)	$ 1,039	$ 700	$1,158	48%	(40)%
Net income per share:					
Basic	$ 1.04	$ 0.11	$ 0.49	845%	(78)%
Diluted	1.02	0.11	0.48	827%	(77)%
Net cash provided by (used in) operating activities	365	(58)	1,104	NM	NM
Net cash used in investing activities	(280)	(182)	(205)	54%	(11)%
Net cash (used in) provided by financing activities	(490)	(543)	184	(10)%	NM
Other non-GAAP measures:					
Adjusted EBITDA(1)	$ 1,214	$ 875	$ 545	39%	60%
Adjusted net income (loss)(2)	408	200	(298)	104%	NM
Adjusted income (loss) per share(2):					
Basic	1.72	0.85	(1.27)	102%	NM
Diluted	1.69	0.83	(1.27)	104%	NM
Capital expenditures, net of reimbursements(3)	327	202	189	62%	7%

NM—Not meaningful

(1) EBITDA is defined as net income attributable to Huntsman Corporation before interest, income taxes, depreciation and amortization. We believe that EBITDA supplements an investor's understanding of our financial performance. However, EBITDA should not be considered in isolation or viewed as a substitute for net income attributable to Huntsman Corporation, or other

measures of performance as defined by GAAP. Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. Our management uses EBITDA to assess financial performance by reviewing EBITDA as a general indicator of economic performance compared with prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income attributable to Huntsman Corporation, which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of using EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.

Adjusted EBITDA is computed by eliminating the following from EBITDA: loss on early extinguishment of debt; legal settlements; loss on accounts receivable securitization program; EBITDA from discontinued operations; acquisition expenses; expenses (income) associated with the Terminated Merger and related litigation; gains on the sales of businesses and assets; extraordinary gain (loss) on the acquisition of a business; gain on consolidation of a variable interest entity and restructuring, impairment and plant closing costs (credits).

In prior reports, we excluded unallocated foreign exchange gains or losses in our presentation of adjusted EBITDA. In our current and future presentations of adjusted EBITDA we do not exclude unallocated foreign exchange gains or losses. The amounts for prior periods have been recast to conform to the current presentation. We made this change to more accurately reflect the ongoing cost of operating a global business.

Adjusted EBITDA is presented solely as a supplemental disclosure to EBITDA and reported GAAP measures because we believe that it is indicative of our operating performance and is frequently used as a valuation measure of chemical companies. Our management also uses adjusted EBITDA to evaluate the core operating performance of our segments and business.

In addition to the limitations of EBITDA noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods for the following reasons: certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to current operating results or trends; and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted EBITDA should not be construed as an alternative to net income applicable to Huntsman Corporation as an indicator of performance, or as any other measure determined in accordance with GAAP.

We believe that net income attributable to Huntsman Corporation is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA and adjusted EBITDA.

The following table sets forth certain items of (income) expense included in EBITDA (in millions):

	Year ended December 31,		
	2011	2010	2009
Net income attributable to Huntsman Corporation	$ 247	$ 27	$ 114
Interest expense, net	249	229	238
Income tax expense from continuing operations	109	29	444
Income tax (benefit) expense from discontinued operations	(5)	10	(80)
Depreciation and amortization	439	405	442
EBITDA	1,039	700	1,158
Loss on early extinguishment of debt	7	183	21
Legal settlements	46	8	—
Loss on accounts receivable securitization program	—	—	23
EBITDA from discontinued operations	6	(53)	97
Acquisition expenses	5	3	—
Expenses (income) associated with the Terminated Merger and related litigation	—	4	(835)
Gains on sale of businesses and assets	(40)	—	(1)
Extraordinary (gain) loss on the acquisition of a business	(4)	1	(6)
Gain on consolidation of a variable interest entity	(12)	—	—
Restructuring, impairment and plant closing costs (credits):			
Polyurethanes	—	—	2
Performance Products	—	3	—
Advanced Materials	20	(2)	13
Textile Effects	135	15	6
Pigments	10	8	53
Corporate and other	2	5	14
Total restructuring, impairment and plant closing costs	167	29	88
Adjusted EBITDA	$1,214	$875	$ 545

(2) Adjusted net income (loss) is computed by eliminating the after-tax amounts related to the following from net income applicable to Huntsman Corporation: (a) loss on early extinguishment of debt; (b) legal settlements; (c) discount amortization of settlement financing; (d) loss (income) from discontinued operations; (e) acquisition expenses; (f) expenses (income) associated with the Terminated Merger and related litigation; (g) gains on the sale of businesses and assets; (h) extraordinary (gain) loss on the acquisition of a business; (i) gain on consolidation of a variable interest entity; and (j) restructuring, impairment and plant closing costs. The income tax impacts of each adjusting item is calculated using the statutory rates in the applicable taxing

jurisdiction and considering valuation allowances on deferred tax assets in each jurisdiction. We do not adjust for changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. Basic adjusted income (loss) per share excludes dilution and is computed by dividing adjusted net income (loss) by the weighted average number of shares outstanding during the period. Diluted income (loss) per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing adjusted net income (loss) by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

In prior reports, we excluded unallocated foreign exchange gains or losses in our presentation of adjusted net income (loss). In our current and future presentations of adjusted net income (loss), we do not exclude unallocated foreign exchange gains or losses. The amounts for prior periods have been recast to conform to the current presentation. We made this change to more accurately reflect the ongoing cost of operating a global business.

Adjusted net income (loss) and adjusted income (loss) per share amounts are presented solely as supplemental disclosures to net income applicable to Huntsman Corporation and income (loss) per share because we believe that these measures are indicative of our operating performance. Adjusted net income (loss) and adjusted income (loss) per share exclude items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods for the following reasons: certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to current operating results or trends; and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

The following table sets forth certain items of (income) expense included in adjusted net income:

	Year ended December 31,		
	2011	**2010**	**2009**
Net income attributable to Huntsman Corporation	$ 247	$ 27	$ 114
Loss on early extinguishment of debt, net of tax of $(3), $(22) and $(8) in 2011, 2010 and 2009, respectively	4	161	13
Legal settlements, net of tax of $(17), $(3) and nil in 2011, 2010 and 2009, respectively	29	5	—
Discount amortization on settlement financing, net of tax of $(10), $(10) and $(5) in 2011, 2010 and 2009, respectively	18	16	9
Loss (income) from discontinued operations, net of tax of $(5), $10 and $(80) in 2011, 2010 and 2009, respectively	1	(42)	19
Acquisition expenses, net of tax of $(1), $(1) and $1 in 2011, 2010 and 2009, respectively	4	2	1
Expenses (income) associated with the Terminated Merger and related litigation, net of tax of nil, $(1) and $309 in 2011, 2010 and 2009, respectively	—	3	(526)
Gains on sale of businesses and assets, net of tax of $3, nil and nil in 2011, 2010 and 2009, each	(37)	—	(1)
Extraordinary (gain) loss on the acquisition of a business, net of tax of nil for 2011, 2010 and 2009, respectively	(4)	1	(6)
Gain on consolidation of a variable interest entity, net of tax of $2	(10)	—	—
Restructuring, impairment and plant closing costs, net of tax of $(11), $(2) and $(9) in 2011, 2010 and 2009, respectively	156	27	79
Adjusted net income (loss)	$ 408	$ 200	$ (298)
Weighted average shares-diluted	241.7	241.0	233.9

(3) Capital expenditures, net of reimbursements represent cash paid for capital expenditures less reimbursements of capital expenditures from insurance settlements, other legal settlements and contributions from noncontrolling shareholders in consolidated entities. During 2011, 2010 and 2009, capital expenditures of $330 million, $236 million and $189 million, respectively, were reimbursed in part by $3 million, $34 million and nil, respectively, from insurance settlement proceeds or other legal settlements.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

For year ended December 31, 2011, the net income attributable to Huntsman Corporation was $247 million on revenues of $11,221 million, compared with net income attributable to Huntsman Corporation of $27 million on revenues of $9,250 million for the same period of 2010. The increase of $220 million in net income attributable to Huntsman Corporation was the result of the following items:

- Revenues for 2011 increased by $1,971 million, or 21%, as compared with the 2010 period. The increase was due principally to higher average selling prices in all of our segments and higher sales volumes in all of our segments except Advanced Materials, Textile Effects and Pigments. See "—Segment Analysis" below.

- Our gross profit for 2011 increased by $379 million, or 26%, as compared with the 2010 period. The increase resulted from higher gross margins in all of our segments except Advanced Materials and Textile Effects. See "—Segment Analysis" below.

- Our operating expenses for 2011 increased by $45 million, or 4%, as compared with the 2010 period. Operating expenses increased by $50 million in 2011 due to the impact of translating foreign currency amounts to the U.S. dollar and by $46 million due to higher expenses related to legal settlements, partially offset by a $12 million gain recorded upon consolidation of our Sasol-Huntsman joint venture and a $34 million gain recorded on the sale of our stereolithography resin and Digitalis® machine manufacturing business. For more information on legal settlements, see "Note 19. Commitments and Contingencies—Legal Matters" to our consolidated financial statements. For more information on the consolidation of our Sasol-Huntsman joint venture, see "Note 7. Variable Interest Entities" to our consolidated financial statements. For more information on the sale of our stereolithography resin and Digitalis® machine manufacturing businesses, see "Note 3. Business Combinations and Dispositions" to our consolidated financial statements.

- Restructuring, impairment and plant closing costs for 2011 increased to $167 million from $29 million in the 2010 period. For more information, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

- Our net interest expense for 2011 increased by $20 million, or 9%, as compared with 2010. In 2010, we benefited from a $12 million reduction in interest expense related to the ineffective portion of a cross currency swap, and interest expense in the 2011 period is also higher due to the consolidation of our Sasol-Huntsman and Arabian Amines Company joint ventures. For more information, see "Note 7. Variable Interest Entities" to our consolidated financial statements.

- Equity in income of investment in unconsolidated affiliates for 2011 decreased to $8 million from $24 million in the 2010 period. During 2010, we recorded a nonrecurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in Sasol-Huntsman. For more information, see "Note 6. Investment in Unconsolidated Affiliates" to our consolidated financial statements.

- Our loss on early extinguishment of debt for 2011 decreased to $7 million from $183 million in the 2010 period as a result of higher net repayments of indebtedness in 2010 as compared to 2011. In 2010, we recorded a loss on early extinguishment of debt from the repurchase of our 7% convertible notes due 2018 for $146 million. For more information see "Note 14. Debt" to our consolidated financial statements.

- Expenses associated with the Terminated Merger and related litigation for 2010 consisted primarily of $3 million of bonuses paid to certain members of the Board of Directors, upon the recommendation of an independent committee of the Board of Directors, for their efforts in connection with the litigation with Hexion and Apollo following the Terminated Merger.

- Our income tax expense increased by $80 million to an expense of $109 million for 2011 as compared with an expense of $29 million for 2010. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Other than pre-tax earnings, our income tax expense for 2011 as compared with 2010 was primarily impacted by the following: 2011 tax benefits associated with the net release of valuation allowances of $22 million as compared to 2010 releases of valuation allowances of $20 million; 2011 tax benefits of $1 million compared to the 2010 tax benefits of $4 million related to recognizing a tax benefit for operating losses in certain jurisdictions with valuation allowances and current other comprehensive income. For more information, see "Note 18. Income Taxes" to our consolidated financial statements included elsewhere in this report.

- Loss from discontinued operations, net of tax, for 2011 was $1 million compared to income from discontinued operations of $42 million in 2010. The decrease in income from discontinued operations resulted principally from a $110 million pretax gain recognized in the second quarter of 2010 in connection with the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant, offset in part by related income taxes, legal and other costs. For more information, see "Note 25. Discontinued Operations" to our consolidated financial statements.

- During 2010, we recorded an extraordinary loss on the acquisition of a business, net of tax, of $1 million resulting from the settlement of contingent purchase price consideration related to our 2006 acquisition of Ciba's textile effects business (the "Textile Effects Acquisition"), offset in part by the reimbursement by Ciba of certain costs pursuant to the acquisition agreements. The extraordinary gain in 2011 relates primarily to reimbursement by Ciba of certain costs pursuant to the acquisition agreements. For more information, see "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements.

Segment Analysis

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year ended December 31, 2011	Year ended December 31, 2010	Percent Change
Revenues			
Polyurethanes	$ 4,434	$3,605	23%
Performance Products	3,301	2,659	24%
Advanced Materials	1,372	1,244	10%
Textile Effects	737	787	(6)%
Pigments	1,642	1,213	35%
Eliminations	(265)	(258)	3%
Total	$11,221	$9,250	21%
Segment EBITDA			
Polyurethanes	$ 469	$ 319	47%
Performance Products	385	363	6%
Advanced Materials	125	143	(13)%
Textile Effects	(199)	1	NM
Pigments	501	205	144%
Corporate and other	(236)	(384)	(39)%
Subtotal	1,045	647	62%
Discontinued Operations	(6)	53	NM
Total	$ 1,039	$ 700	48%

	Year ended December 31, 2011 vs. 2010			
	Average Selling Price(1)			
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(1)
Period-Over-Period Increase (Decrease)				
Polyurethanes	16%	2%	(3)%	8%
Performance Products	20%	2%	(1)%	3%
Advanced Materials	7%	3%	—	—
Textile Effects	—	3%	—	(9)%
Pigments	34%	4%	(1)%	(2)%
Total Company	16%	3%	3%	5%

	Fourth Quarter 2011 vs. Third Quarter 2011			
	Average Selling Price(1)			
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(1)
Period-Over-Period Increase (Decrease)				
Polyurethanes	(2)%	(2)%	—	(10)%
Performance Products	(1)%	(1)%	(4)%	(5)%
Advanced Materials	(2)%	(3)%	1%	(6)%
Textile Effects	(3)%	(3)%	—	7%
Pigments	7%	(3)%	1%	(17)%
Total Company	(2)%	(2)%	1%	(9)%

(1) Excludes revenues and sales volumes from tolling arrangements and byproducts.

NM—Not Meaningful

Polyurethanes

The increase in revenues in our Polyurethanes segment for 2011 compared to 2010 was primarily due to higher average selling prices and higher sales volumes. MDI average selling prices increased primarily in response to higher raw material costs, improved demand and the strength of major European currencies against the U.S. dollar. PO/MTBE average selling prices increased primarily in response to higher raw material costs and industry supply constraints in the first half of 2011. MDI sales volumes increased primarily in response to improved demand in the insulation, automotive and composite wood panels sectors. PO/MTBE sales volumes increased compared to 2010 primarily due to a planned maintenance outage at our Port Neches, Texas facility during 2010. The increase in segment EBITDA was primarily due to higher sales volumes and margins, partially offset by higher manufacturing and selling, general and administrative costs. Segment EBITDA in 2010 was also negatively impacted by an estimated $40 million as a result of the planned maintenance outage at our Port Neches, Texas facility.

Performance Products

The increase in revenues in our Performance Products segment for 2011 compared to 2010 was primarily due to higher average selling prices and higher sales volumes. Average selling prices increased across all product groups principally in response to higher raw material costs and the strength of major European currencies against the U.S. dollar. Sales volumes increased mainly due to higher demand for ethyleneamines and EG, offset by lower sales of other amines and European surfactants. In addition, sales volumes increased as a result of our consolidation of the Sasol-Huntsman joint venture and our acquisition of the chemical business of Laffans Petrochemicals Limited (the "Laffans Acquisition"), both in April 2011. The increase in segment EBITDA was primarily due to higher sales volumes and higher margins as selling prices increased faster than raw material prices, partially offset by increased fixed costs. In addition, in 2011, we recorded a gain of $12 million in connection with the consolidation of the Sasol-Huntsman joint venture, and in 2010, we recorded a nonrecurring $18 million credit to appropriately reflect our investment in the Sasol-Huntsman joint venture.

Advanced Materials

The increase in revenues in our Advanced Materials segment for 2011 compared to 2010 was primarily due to higher average selling prices partially offset by lower sales volumes. Average selling prices increased in all regions and across the entire product portfolio in response to higher raw material costs and the strength of major European currencies against the U.S. dollar. Sales volumes decreased in the Asia-Pacific region, primarily as a result of lower demand in the wind energy market, as well as in Europe and the Americas, while sales volumes increased in India. The decrease in segment EBITDA was primarily due to lower margins, the impact of stronger major European currencies against the U.S. dollar, higher manufacturing and selling, general and administrative costs and higher restructuring, impairment and plant closing costs. During 2011 and 2010, our Advanced Materials segment recorded restructuring, impairment and plant closing charges (credits) of $20 million and $(2) million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Textile Effects

The decrease in revenues in our Textile Effects segment for 2011 compared to 2010 was due to lower sales volumes, partially offset by higher average selling prices. Sales volumes decreased due to weak retail demand and customer manufacturing constraints. Average selling prices increased primarily from the strength of major international currencies against the U.S. dollar. The decrease in segment EBITDA was primarily due to higher restructuring, impairment and plant closing costs, lower sales volumes and the negative foreign currency impact of a stronger Swiss franc against the U.S. dollar on our manufacturing and selling, general and administrative costs. During 2011 and 2010, our Textile Effects segment recorded restructuring, impairment and plant closing charges of $135 and $15 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Pigments

The increase in revenues in our Pigments segment for 2011 compared to 2010 was due to higher average selling prices partially offset by lower sales volumes. Average selling prices increased in all regions of the world driven principally by higher raw materials costs and stronger overall market demand during the first half of 2011. Sales volumes decreased primarily due to decreased global demand in the last quarter of 2011, particularly in the Asia-Pacific, Africa, Middle East and Latin America regions. The increase in segment EBITDA was primarily due to higher margins, partially offset by higher manufacturing and selling, general and administrative costs.

Corporate and other

Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, last-in first-out ("LIFO") inventory valuation reserve adjustments, loss on early extinguishment of debt, unallocated restructuring, impairment and plant closing costs and nonoperating income and expense. For 2011, EBITDA from Corporate and other increased by $148 million to a loss of $236 million from a loss of $384 million for 2010. The increase in EBITDA from Corporate and other for 2011 resulted primarily from a decrease in loss on early extinguishment of debt of $176 million ($7 million of losses in 2011 compared to $183 million of losses in 2010), an increase in treasury gains of $7 million ($11 million in gains in 2011 compared to $4 million in gains in 2010), a decrease in restructuring costs of $3 million ($2 million in losses in 2011 compared to $5 million in losses in 2010), a decrease in merger-related expenses of $4 million and an increase in the extraordinary gain on the Textile Effects Acquisition of $5 million ($4 million gain in 2011 compared to $1 million loss in 2010), and was partially offset by a $32 million increase in Legal Settlements ($40 million loss in 2011 compared to $8 million loss in 2010), a $4 million increase in LIFO inventory valuation expense ($22 million of expense in 2011 compared to $18 million of expense in 2010) and a $5 million loss during 2011 in benzene purchases, raw material purchased to supply our Polyurethanes and Performance Products businesses. For more information regarding the loss on early extinguishment of debt, see "Note 14. Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements. For more information regarding the extraordinary gain associated with the Textile Effects Acquisition, see "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements.

Discontinued Operations

The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The EBITDA of these former businesses are included in discontinued operations for all periods presented. The income (loss) from discontinued operations represents the operating results, legal costs, partial fire insurance settlement gains and related litigation costs, and restructuring, impairment and plant closing costs and gain (loss) on disposal with respect to our former businesses. During 2010, we recognized a $110 million pretax gain in connection with the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant, offset in part by related income taxes, legal and other costs. For more information, see "Note 25. Discontinued Operations" to our consolidated financial statements.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

For the year ended December 31, 2010, net income attributable to Huntsman Corporation was $27 million on revenues of $9,250 million, compared with net income attributable to Huntsman Corporation of $114 million on revenues of $7,665 million for 2009. The decrease of $87 million in net income attributable to Huntsman Corporation was the result of the following items:

- Revenues for 2010 increased by $1,585 million, or 21%, as compared with 2009 due principally to higher average selling prices and higher sales volumes in all our segments. See "—Segment Analysis" below.

- Our gross profit for 2010 increased by $383 million, or 36%, as compared with 2009, resulting from higher gross margins in all of our segments except Polyurethanes. See "—Segment Analysis" below.

- Our operating expenses for 2010 increased by $45 million, or 5%, as compared with 2009 due primarily to a $14 million increase in foreign currency transaction losses, $8 million of expenses related to legal settlements, $6 million of additional research and development expenditures, and higher selling, general and administrative expenses.

- Restructuring, impairment and plant closing costs for 2010 decreased to $29 million from $88 million in 2009. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

- Our net interest expense for 2010 decreased by $9 million, or 4%, as compared with 2009, resulting primarily from a $12 million reduction in interest expense recognized in 2010 related to the ineffective portion of a cross currency swap and lower average outstanding debt balances, offset in part by higher interest expense associated with our accounts receivable securitization programs ("A/R Programs"). For more information concerning the cross currency swap, see "Note 15. Derivative Instruments and Hedging Activities—Foreign Exchange Rate Risk" to our consolidated financial statements. Upon the adoption of new accounting guidance in 2010, transfers of our accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings beginning January 1, 2010. For more information, see "Note 14. Debt" to our consolidated financial statements.

- Equity in income of investment in unconsolidated affiliates for 2010 increased to $24 million from $3 million in 2009. During 2010, we recorded a non-recurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman joint venture. For more information, see "Note 6. Investment in Unconsolidated Affiliates" to our consolidated financial statements.

- For the year ended December 31, 2010, we recorded a loss on early extinguishment of debt of $183 million. For the year ended December 31, 2009, we recorded a loss on early extinguishment of debt of $21 million. For more information see "Note 14. Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements.

- Expenses associated with the Terminated Merger and related litigation in 2010 consisted primarily of $3 million of bonuses paid to certain members of the Board of Directors, upon the recommendation of an independent committee of the Board of Directors, for their efforts in connection with the litigation with Hexion and Apollo following the Terminated Merger. Income associated with the Terminated Merger and related litigation for 2009 consisted primarily of an $868 million gain related to the settlement agreement reached in our litigation with the banks that had entered into a commitment letter to provide funding for the Hexion Merger (the "Texas Bank Litigation Settlement Agreement"), offset in part by litigation-related fees and employee retention bonuses. For more information, see "Note 24. (Expenses) Income Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.

- Our income tax expense decreased by $415 million to an expense of $29 million for 2010 as compared with an expense of $444 million for 2009. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Other than pre-tax earnings, our income tax expense for 2010 as compared with 2009 was primarily impacted by the following: 2010 tax benefits associated with the release of valuation allowances of $20 million as compared to 2009 establishment of valuation allowances of $149 million; 2010 tax benefits of $4 million compared to the 2009 tax benefits of $38 million related to recognizing a tax benefit for operating losses in certain jurisdictions with valuation allowances and current other comprehensive income; and 2010 tax expense of $43 million related to non-tax deductible payments on the portion of the loss on early extinguishment of debt resulting from the redemption of convertible notes issued on December 23, 2008 in an aggregate amount of $250 million (the "Convertible Notes") treated as equity for tax purposes. For further information concerning taxes, see "Note 18. Income Taxes" to our consolidated financial statements.

- Income from discontinued operations, net of tax, for 2010 was $42 million as compared to a loss of $19 million in 2009. This increase resulted principally from a $110 million pretax gain from the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant and a pretax gain of $7 million from the settlement of insurance claims related to the 2005 gulf coast storms, offset in part by related income taxes, legal and other costs and by a $19 million loss from the recognition of cumulative currency translation losses upon the substantial liquidation of our former Australian styrenics business. See "Note 25. Discontinued Operations" to our consolidated financial statements.

- During 2010, we recorded an extraordinary loss on the acquisition of a business, net of tax, of $1 million resulting from the settlement of contingent purchase price consideration related to the Textile Effects Acquisition offset in part by the reimbursement by Ciba of certain costs pursuant to the acquisition agreements. During 2009, we recorded an extraordinary gain on the acquisition of a business, net of tax, of $6 million related principally to the reversal of accruals for certain employee termination costs recorded in connection with the Textile Effects Acquisition that were no longer deemed necessary and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements. For more information, see "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements.

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Year ended December 31,		Percent Change
	2010	2009	
Revenues			
Polyurethanes	$3,605	$3,005	20%
Performance Products	2,659	2,090	27%
Advanced Materials	1,244	1,059	17%
Textile Effects	787	691	14%
Pigments	1,213	960	26%
Eliminations	(258)	(140)	84%
Total	$9,250	$7,665	21%
Segment EBITDA			
Polyurethanes	$ 319	$ 388	(18)%
Performance Products	363	246	48%
Advanced Materials	143	59	142%
Textile Effects	1	(64)	NM
Pigments	205	(25)	NM
Corporate and other	(384)	651	NM
Subtotal	647	1,255	(48)%
Discontinued Operations	53	(97)	NM
Total	$ 700	$1,158	(40)%

	Year ended December 31, 2010 vs. 2009			
	Average Selling Price(1)			
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(1)
Period-Over-Period Increase (Decrease)				
Polyurethanes	6%	(1)%	11%	4%
Performance Products	10%	—	(4)%	21%
Advanced Materials	3%	(1)%	4%	11%
Textile Effects	7%	1%	—	6%
Pigments	12%	(2)%	(1)%	17%
Total Company	11%	(1)%	—	11%

(1) Excludes revenues and sales volumes from tolling arrangements and byproducts.

NM—Not Meaningful

Polyurethanes

The increase in revenues in our Polyurethanes segment for 2010 as compared to 2009 was primarily due to higher average selling prices for MDI products and MTBE and higher MDI product sales volumes. Average selling prices for MDI products and MTBE increased primarily in response to higher raw material costs. MDI products sales volumes were higher as demand in all major markets continued to recover from the worldwide economic downturn. PO/MTBE sales volumes decreased due to the planned 60 day maintenance outage at our Port Neches, Texas PO/MTBE facility in the first quarter of 2010. The decrease in segment EBITDA was primarily due to the estimated $40 million impact of the planned maintenance outage at our Port Neches, Texas facility and lower MTBE margins, offset in part by improvement in MDI sales volumes and margins.

Performance Products

For 2010, our Performance Products segment revenues increased due to higher sales volumes and higher average selling prices when compared to 2009. Sales volumes increased primarily due to higher demand across almost all product groups and as a result of additional sales of a portion of our ethylene glycol production previously produced under tolling arrangements. Average selling prices increased across almost all product groups principally in response to continued strong market demand and higher raw material costs, partially offset by the strength of the U.S. dollar against major European currencies. The increase in segment EBITDA was primarily due to higher sales volumes and higher margins, partially offset by higher plant expenses and the impact of shut downs during the first quarter of 2010 at our Port Neches, Texas ethylene and ethylene oxide units which resulted in higher costs of approximately $11 million. In addition, during 2010, we recorded a non-recurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman joint venture.

Advanced Materials

The increase in revenues in our Advanced Materials segment for 2010 compared to 2009 was due to higher sales volumes and higher average selling prices. Sales volumes increased in all markets primarily due to the worldwide economic recovery. Average selling prices increased in our base resins business primarily in response to higher raw material costs, offset in part by lower average selling prices in our specialty components and formulations markets, primarily as a result of changes in our product mix and competitive market pressures. The increase in segment EBITDA was primarily due to higher sales volumes and margins and lower restructuring, impairment and plant closing costs, partially offset by higher manufacturing costs. During 2010 and 2009, our Advanced Materials segment recorded restructuring, impairment and plant closing (credits) charges of $(2) million and $13 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Textile Effects

The increase in revenues in our Textile Effects segment for 2010 compared to 2009 was due to higher average selling prices and higher sales volumes. Average selling prices increased primarily due to favorable changes in product mix. Sales volumes increased across all business lines due to the economic recovery in all regions of the world. The increase in segment EBITDA was primarily due to higher sales volumes and higher contribution margins, partially offset by higher restructuring, impairment and plant closing costs. During 2010 and 2009, our Textile Effects segment recorded restructuring, impairment and plant closing charges of $15 million and $6 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Pigments

The increase in revenues in our Pigments segment for 2010 compared to 2009 was due to higher average selling prices and higher sales volumes. Average selling prices increased primarily as a result of higher selling prices in all regions of the world. Sales volumes increased primarily due to demand recovery in all regions of the world as a result of the worldwide economic recovery. The increase in segment EBITDA was primarily due to higher sales volumes, higher contribution margins and lower restructuring, impairment and plant closing costs. During 2010 and 2009, our Pigments segment recorded restructuring, impairment and plant closing charges of $8 million and $53 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Corporate and other

Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on early extinguishment of debt, (expenses) income associated with the Terminated Merger and related litigation, unallocated restructuring, impairment and plant closing costs, extraordinary gain (loss) on the acquisition of a business, loss on accounts receivable securitization program (for periods prior to 2010) and non-operating income and expense. For 2010, EBITDA from Corporate and other items decreased by $1,035 million to a loss of $384 million from earnings of $651 million for 2009. The decrease in EBITDA from Corporate and other for 2010 resulted primarily from a gain of $835 million in 2009 related to the Texas Bank Litigation Settlement Agreement. For more information, see "Note 24. (Expenses) Income Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements. Additionally, the decrease in EBITDA from Corporate and other was also attributable to an increase in loss on early extinguishment of debt of $162 million ($183 million of losses in 2010 compared to $21 million of losses in 2009), an increase of LIFO inventory valuation expense of $32 million ($18 million of expense in 2010 compared to $14 million of income in 2009), a $13 million decrease in unallocated foreign exchange gains ($3 million in gains in 2010 compared to $16 million in gains in 2009), a $7 million decrease in the extraordinary gain on the Textile Effects Acquisition ($1 million loss in 2010 compared to $6 million gain in 2009), and an increase in legal settlements of $8 million. For more information regarding the loss on early extinguishment of debt, see "Note 14. Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements. For more information regarding extraordinary gain associated with the Textile Effects Acquisition, see "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements. The decrease in EBITDA was partially offset by a $23 million reduction in loss on accounts receivable securitization program. Upon the adoption of new accounting guidance in 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings beginning January 1, 2010. For more information, see "Note 14. Debt—A/R Programs" to our consolidated financial statements.

Discontinued Operations

The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The results of these former businesses are included in discontinued operations for all periods presented.

Income from discontinued operations, net of tax, for 2010 was $42 million as compared to a loss of $19 million in 2009. The increase in income from discontinued operations resulted principally from a $110 million pretax gain recognized in the second quarter of 2010 in connection with the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant and a pretax gain of $7 million from the settlement of insurance claims related to the 2005 gulf coast storms, offset in part by related income taxes, legal and other costs and by a $19 million loss from the recognition of cumulative currency translation losses upon the substantial liquidation of our former Australian styrenics business. See "Note 25. Discontinued Operations" to our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows for Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net cash provided by (used in) operating activities for 2011 and 2010 was $365 million and $(58) million, respectively. The increase in cash provided by operating activities during 2011 compared to 2010 was primarily attributable to an increase in operating income as described in "—Results of Operations" above and to a $420 million favorable variance in operating assets and liabilities for 2011 as compared with 2010. Upon the adoption of new accounting guidance on January 1, 2010, sales of accounts receivable under our A/R Programs no longer meet the criteria for derecognition and off-balance sheet treatment. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings and were included on our balance sheet. As a result of the adoption of this new guidance, accounts receivable increased by $254 million and a corresponding increase in cash used in operating activities was reflected in the statement of cash flows for 2010.

Net cash used in investing activities for 2011 and 2010 was $280 million and $182 million, respectively. During 2011 and 2010, we paid $327 million and $202 million, respectively, for capital expenditures, net of reimbursements. During 2011, we paid $34 million, net of cash acquired, for the Laffans Acquisition and the acquisition of an MDI-based polyurethanes systems house in Istanbul, Turkey. On April 1, 2011, we began consolidating the Sasol-Huntsman joint venture and assumed its cash balance of $28 million. During 2011, we sold businesses and assets for $48 million, including the sale of our former stereolithography resin and Digitalis® machine manufacturing businesses for $41 million. During 2011, we received $32 million of dividends from our unconsolidated joint ventures, Louisiana Pigment Company, L.P. and BASF Huntsman Shanghai Isocyanate Investment B.V. and made investments in Louisiana Pigment Company, L.P. of $26 million. During 2010, we received proceeds of $110 million from the settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas facility, $34 million of which was reflected in the statement of cash flows as investing activities.

Net cash used in financing activities for 2011 and 2010 was $490 million and $543 million, respectively. This decrease in net cash used in financing activities was primarily due to higher net repayments of debt in 2010 as compared to 2011 and a $154 million reduction in call premiums paid related to early extinguishment of debt in 2010, offset in part by the repurchase of $50 million of common stock in 2011 and by the on-balance sheet treatment of our A/R Programs in 2010. For more information regarding the call premiums paid, see "Note 14. Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements. For more information regarding the repurchase of common stock, see "Note 21. Huntsman Corporation Stockholders' Equity—Share Repurchase Program" to our consolidated financial statements.

Cash Flows for Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net cash (used in) provided by operating activities for 2010 and 2009 was $(58) million and $1,104 million, respectively. The increase in cash used in operating activities was primarily attributable to the 2009 settlement proceeds received in connection with the Texas Bank Litigation Settlement Agreement and by a $1,014 million unfavorable variance in operating assets and liabilities for 2010 as compared with 2009, offset in part by an increase in operating income as described in "—Results of Operations" above. Upon the adoption of new accounting guidance on January 1, 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition and off-balance sheet treatment. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings and are now on balance sheet. As a result of the adoption of this new guidance, accounts receivable increased by $254 million and a corresponding increase in cash used in operating activities was reflected in the statement of cash flows for 2010.

Net cash used in investing activities for 2010 and 2009 was $182 million and $205 million, respectively. During 2010 and 2009, we paid $202 million and $189 million, respectively, for capital expenditures, net of reimbursements. This increase in net capital expenditures was largely attributable to higher 2010 spending on maintenance and environmental projects, offset in part by $34 million of reimbursed capital expenditures in 2010. During 2010, we received proceeds of $110 million from the settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant, $34 million of which was reflected in the investing activities section of the statement of cash flows as a reimbursement of capital expenditures. In connection with the consolidation of Arabian Amines Company in the third quarter of 2010, we assumed $14 million of cash. For more information, see "Note 6. Investment in Unconsolidated Affiliates" and "Note 7. Variable Interest Entities" to our consolidated financial statements. During 2009, we paid $31 million for the acquisition of the Baroda Division of Metrochem Industries Limited.

Net cash (used in) provided by financing activities for 2010 was $(543) million as compared with $184 million in 2009. This increase in net cash used in financing activities was primarily due to higher net prepayment of debt in 2010 as compared to 2009 and the resulting call premiums paid in association with these prepayments, partially offset by the issuance of new senior subordinated notes and the on balance sheet treatment of our A/R Programs. In addition, in 2009 we issued $600 million aggregate principal amount of 5.5% senior notes due 2016 (the "2016 Senior Notes") and obtained a $500 million term loan ("Term Loan C") in connection with the Texas Bank Litigation Settlement Agreement. For more information, see "Note 14. Debt" to our consolidated financial statements.

Changes in Financial Condition

The following information summarizes our working capital (dollars in millions):

	December 31, 2011	Less: Laffans Acquisition and Consolidation of Sasol-Huntsman(1)	Subtotal	December 31, 2010	(Decrease) Increase	Percent Change
Cash and cash equivalents	$ 554	$(28)	$ 526	$ 966	$(440)	(46)%
Restricted cash	8	—	8	7	1	14%
Accounts receivable, net	1,534	(37)	1,497	1,428	69	5%
Inventories	1,539	(8)	1,531	1,396	135	10%
Prepaid expenses	46	—	46	46	—	—
Deferred income taxes	20	—	20	1	19	NM
Other current assets	245	(2)	243	164	79	48%
Total current assets	3,946	(75)	3,871	4,008	(137)	(3)%
Accounts payable	912	(22)	890	887	3	—
Accrued liabilities	695	(2)	693	628	65	10%
Deferred income taxes	7	—	7	19	(12)	(63)%
Current portion of debt	212	(3)	209	519	(310)	(60)%
Total current liabilities	1,826	(27)	1,799	2,053	(254)	(12)%
Working capital	$2,120	$(48)	$2,072	$1,955	$ 117	6%

(1) Represents opening balance sheet amounts related to the Laffans Acquisition and the consolidation of the Sasol-Huntsman joint venture.

Excluding the effects of the Laffans Acquisition and the consolidation of the Sasol-Huntsman joint venture, our working capital increased by $117 million as a result of the net impact of the following significant changes:

- The decrease in cash and cash equivalents of $440 million resulted from the matters identified in the consolidated statements of cash flows.
- Accounts receivable increased by $69 million mainly due higher sales prices and volumes, offset in part by the impact of foreign currency translation.
- Inventories increased by $135 million mainly due to higher raw material costs and higher inventory volumes necessary to support increased sales.
- Other current assets increased by $79 million mainly due to higher bank accepted drafts with maturities greater than 90 days at receipt and higher taxes receivable.
- The increase in accounts payable of $3 million was primarily due to higher inventory costs, offset by the impact of foreign currency translation.
- The increase in accrued liabilities of $65 million resulted primarily from higher legal accruals, higher restructuring accruals, higher deferred revenue and higher income taxes payable.
- Current portion of debt decreased by $310 million due to the refinancing of our A/R Programs in April 2011 which resulted in the reclassification of $223 million of debt classified as current portion of debt at December 31, 2010 to long-term debt in 2011. In addition, we prepaid $100 million of our 7.375% senior subordinated notes due 2015 on January 18, 2011; this amount was classified as current portion of debt at December 31, 2010.

Direct and Subsidiary Debt

Our direct debt and guarantee obligations consist of the following: guarantees of certain debt of HPS (our Chinese MDI joint venture); a guarantee of certain debt of our Australian subsidiaries; and certain indebtedness incurred from time to time to finance certain insurance premiums.

Substantially all of our other debt, including the facilities described below, has been incurred by our subsidiaries (primarily Huntsman International); such subsidiary debt is nonrecourse to us and we have no contractual obligation to fund our subsidiaries' respective operations.

Senior Credit Facilities

As of December 31, 2011, our senior secured credit facilities ("Senior Credit Facilities") consisted of our revolving facility ("Revolving Facility"), our term loan B facility ("Term Loan B"), our Term Loan C and our extended term loan B facility ("Extended Term Loan B") as follows (dollars in millions):

Facility	Committed Amount	Principal Outstanding	Carrying Value	Interest Rate(2)	Maturity
Revolving Facility	$300	$ —	$ —(1)	USD LIBOR plus 3.00%	2014(3)
Term Loan B	NA	$652	$652	USD LIBOR plus 1.50%	2014(3)
Term Loan C	NA	$427	$394	USD LIBOR plus 2.25%	2016(3)
Extended Term Loan B	NA	$650	$650	USD LIBOR plus 2.50%	2017(3)

(1) We had no borrowings outstanding under our Revolving Facility; we had approximately $20 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility.

(2) The applicable interest rate of the Senior Credit Facilities is subject to certain secured leverage ratio thresholds. As of December 31, 2011, the weighted average interest rate on our outstanding balances under the Senior Credit Facilities was approximately 2%.

(3) The maturity of the Extended Term Loan B will accelerate if we do not repay, refinance or have a minimum level of liquidity available to enable us to refinance or repay our outstanding 5.50% senior notes due 2016 at least three months prior to the maturity date of such notes.

Our obligations under the Senior Credit Facilities are guaranteed by our guarantor subsidiaries, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between certain of our subsidiaries.

On March 7, 2011, Huntsman International entered into a sixth amendment to its credit agreement. The amendment, among other things, extended $650 million of aggregate principal of Term Loan B to a stated maturity of April 2017. As noted in the table above, after the amendment, as of December 31, 2011, we have $652 million outstanding on Term Loan B with maturity of April 2014 and $650 million outstanding on Extended Term Loan B with a maturity of April 2017. The amendment increased the interest rate margin with respect to Extended Term Loan B by 1.0%. Extended Term Loan B will amortize in an amount equal to 1.0% of the principal amount, payable annually commencing on March 31, 2012. The amendment also grants Huntsman International the right to request an extension of the remaining principal balance of Term Loan B to the stated maturity date of Extended Term Loan B.

During 2010, we took the following actions with respect to our Senior Credit Facilities:

- On March 9, Huntsman International entered into the Fifth Amendment to the Credit Agreement which replaced certain agent banks, extended the stated maturity of the Revolving Facility and amended certain other terms.
- On April 26, we prepaid $124 million on Term Loan B and $40 million on Term Loan C with cash accumulated in prior periods. We incurred a loss on early extinguishment of debt of $5 million.
- On June 22, we prepaid $83 million on Term Loan B and $27 million on Term Loan C with proceeds from the final settlement of insurance claims. We incurred a loss on early extinguishment of debt of $2 million.
- We paid the annual scheduled repayment of $16 million on Term Loan B and $5 million on Term Loan C.

A/R Programs

Our A/R Programs are structured so that we grant a participating undivided interest in certain of our trade receivables to a U.S. special purpose entity ("U.S. SPE") and a European special purpose entity ("EU SPE"). We retain the servicing rights and a retained interest in the securitized receivables. Information regarding the A/R Programs was as follows (monetary amounts in millions):

		December 31, 2011		
Facility	Maturity	Maximum Funding Availability(1)	Amount Outstanding	Interest Rate(2)(3)
U.S. A/R Program	April 2014	$250	$90(4)	Applicable Rate plus 1.50% - 1.65%
EU A/R Program	April 2014	€225 (approximately $291)	€114 (approximately $147)	Applicable Rate plus 2.0%

		December 31, 2010		
Facility	Maturity	Maximum Funding Availability(1)	Amount Outstanding	Interest Rate(2)(3)
U.S. A/R Program	October 2012	$125	$27.5	USD LIBOR rate plus 3.75%
U.S. A/R Program	October 2011	$125	$27.5	CP rate plus 3.50%
EU A/R Program	October 2011	€225 (approximately $297)	€139 (approximately $183)	GBP LIBOR rate, USD LIBOR rate or EURIBOR rate plus 3.75%

(1) The amount of actual availability under the A/R Programs may be lower based on the level of eligible receivables sold, changes in the credit ratings of our customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred, as defined in the applicable agreements.

(2) Each interest rate is defined in the applicable agreements. In addition, the U.S. SPE and the EU SPE are obligated to pay unused commitment fees to the lenders based on the amount of each lender's commitment.

(3) Applicable rate for the U.S. A/R Program is defined by the lender as either USD LIBOR or CP rate. Applicable rate for our European A/R Program ("EU A/R Program") is either GBP LIBOR, USD LIBOR or EURIBOR.

(4) As of December 31, 2011, we had approximately $4 million (U.S. dollar equivalents) of letters of credit issued and outstanding under our U.S. A/R Program ("U.S. A/R Program").

On April 15, 2011, Huntsman International entered into an amendment to the EU A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to 2.0%.

On April 18, 2011, Huntsman International entered into an amendment to the U.S. A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to a range of 1.50% to 1.65%.

Receivables transferred under the A/R Programs qualified as sales through December 31, 2009. Upon adoption of new accounting guidance in 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings as of January 1, 2010. During 2009, we recorded a loss on the off-balance sheet accounts receivable securitization program of $23 million.

As of December 31, 2011 and December 31, 2010, $633 million and $552 million respectively, of accounts receivable were pledged as collateral under the A/R Programs.

Notes

As of December 31, 2011, we had outstanding the following notes (monetary amounts in millions):

Notes	Maturity	Interest Rate	Amount Outstanding
Senior Notes	June 2016	5.500%(1)	$600 ($472 carrying value)
Senior Subordinated Notes	March 2021	8.625%	$530 ($543 carrying value)
Senior Subordinated Notes	March 2020	8.625%	$350
Senior Subordinated Notes	January 2015	7.500%	€ 64 (approximately $83)

(1) The effective interest rate at issuance was 11.73%.

Our notes are governed by indentures which impose certain limitations on Huntsman International, including among other things limitations on the incurrence of debt, distributions, certain restricted payments, asset sales, and affiliate transactions. The notes are unsecured obligations and are guaranteed by certain subsidiaries named as guarantors.

Redemption of Notes and Loss on Early Extinguishment of Debt

During the years ended December 31, 2011 and 2010, we redeemed or repurchased the following notes (monetary amounts in millions):

Date of Redemption	Notes	Principal Amount of Notes Redeemed	Amount Paid (Excluding Accrued Interest)	Loss on Early Extinguishment of Debt
Three months ended December 31, 2011	6.875% Senior Subordinated Notes due 2013	€70 (approximately $94)	€71 (approximately $96)	$ 2
Three months ended September 30, 2011	6.875% Senior Subordinated Notes due 2013	€14 (approximately $19)	€14 (approximately $19)	$ —
Three months ended September 30, 2011	7.5% Senior Subordinated Notes due 2015	€12 (approximately $17)	€12 (approximately $17)	$ —
July 25, 2011	7.375% Senior Subordinated Notes due 2015	$75	$77	$ 2
January 18, 2011	7.375% Senior Subordinated Notes due 2015	$100	$102	$ 3
November 29, 2010	7.875% Senior Subordinated Notes due 2014	$88	$92	$ 3
November 26, 2010	7.875% Senior Subordinated Notes due 2014	$100	$104	$ 4
October 12, 2010	7.875% Senior Subordinated Notes due 2014	$159	$165	$ 7
September 27, 2010	6.875% Senior Subordinated Notes due 2013	€132 (approximately $177)	€137 (approximately $183)	$ 7
March 17, 2010	6.875% Senior Subordinated Notes due 2013	€184 (approximately $253)	€189 (approximately $259)	$ 7
March 17, 2010	7.50% Senior Subordinated Notes due 2015	€59 (approximately $81)	€59 (approximately $81)	$ 2
January 11, 2010(1)	7.00% Convertible Notes due 2018	$250	$382	$146

(1) The convertible notes due 2018 were issued to Apollo in December 2008 as part of a settlement agreement with Apollo. These convertible notes, which would have matured on December 23, 2018, bore interest at the rate of 7% per year and were convertible into approximately 31.8 million shares of our common stock at any time by the holders.

For the year ended December 31, 2011, we recorded a loss on early extinguishment of debt of $7 million. For the year ended December 31, 2010, in connection with redemptions described in the table above, we recorded a loss on early extinguishment of debt of $176 million. As noted in "—Senior Credit Facilities" above, we also recognized a $7 million loss on early extinguishment of debt in 2010 on the prepayment of $274 million of Term Loans. For the year ended December 31, 2009, we recorded a loss on early extinguishment of debt of $21 million.

Variable Interest Entity Debt

On April 1, 2011 we began consolidating Sasol-Huntsman which was previously accounted for under the equity method. See "Note 7. Variable Interest Entities." Sasol-Huntsman has a facility agreement for a €77 million (approximately $100 million) term loan facility and a €5 million (approximately $6 million) revolving facility. As of December 31, 2011, Sasol-Huntsman had no borrowings under the revolving facility and had €73 million (approximately $95 million) outstanding under the term loan facility. The facility will be repaid over semiannual installments, with the final repayment scheduled for December 2018. Obligations under the facility agreement are secured by, among other things, first priority right on the property, plant and equipment of Sasol-Huntsman.

As of December 31, 2011, Arabian Amines Company had $186 million outstanding under its loan commitments and debt financing arrangements which consisted of the following:

- A loan facility from Saudi Industrial Development Fund (the "SIDF Facility") with SAR 482 million (approximately $129 million) outstanding. Repayment of the loan is to be made in semiannual installments that are scheduled to begin in 2012, with final maturity in 2018. The loan is secured by a mortgage over the fixed assets of the project and is 100% guaranteed by the Zamil Group, our 50% joint venture partner.
- A multipurpose Islamic term facility with $57 million outstanding. This facility is scheduled to be repaid in semiannual installments, with final maturity in 2022.

Other Debt

During the year ended December 31, 2011, HPS repaid $4 million and RMB 151 million (approximately $24 million) of term loans and working capital loans under its secured facilities. In addition, during the year ended December 31, 2011, HPS refinanced RMB 38 million (approximately $6 million) in working capital loans and borrowed an additional RMB 145 million (approximately $23 million) in working capital loans with maturity in 2014. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and approximately 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2011, HPS had $12 million and RMB 474 million (approximately $75 million) term loan and working capital borrowings under these secured facilities. As of December 31, 2011, the interest rate was approximately 1% for U.S. dollar borrowings and 6% for RMB borrowings. We have guaranteed certain of these loans.

As of December 31, 2011, HPS also had RMB 499 million (approximately $79 million) outstanding under a loan facility for working capital loans and discounting commercial drafts with recourse, which is classified as current portion of debt on the accompanying consolidated balance sheets. Interest is calculated using a Peoples Bank of China rate plus the applicable margin. The all-in rate as of December 31, 2011 was approximately 6%.

As of December 31, 2011, our Australian subsidiary has A$26 million (approximately $26 million) outstanding under its credit facility. The credit facility is comprised of a revolving facility with A$14 million (approximately $14 million) outstanding and a term facility with A$12 million (approximately $12 million) outstanding. On September 1, 2011, our Australian subsidiary entered into an amendment with the lender to modify certain terms of the credit facility.

During the third quarter of 2011, we incurred other debt related to the financing of our insurance premiums in connection with our annual renewal in July 2011. As of December 31, 2011, the outstanding amount of financed insurance premiums was $15 million, all of which was classified as current portion of debt on the accompanying consolidated balance sheets.

Compliance with Covenants

We believe that we are in compliance with the covenants contained in the agreements governing our material debt instruments, including our Senior Credit Facilities, our A/R Programs and our notes.

Our material financing arrangements contain certain covenants with which we must comply. A failure to comply with a covenant could result in a default under a financing arrangement if not waived or amended. A default under these material financing arrangements generally allows debt holders the option to declare the underlying debt obligations immediately due and payable.

Furthermore, certain of our material financing arrangements contain cross default and cross acceleration provisions under which a failure to comply with the covenants in one financing arrangement may result in an event of default under another financing arrangement.

Our Senior Credit Facilities are subject to a single financial covenant (the "Leverage Covenant") which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). The Leverage Covenant is a net senior secured leverage ratio covenant which requires that Huntsman International's ratio of senior secured debt to EBITDA (as defined in the applicable agreement) is not more than 3.75 to 1.

If in the future Huntsman International failed to comply with the Leverage Covenant, then we may not have access to liquidity under our Revolving Facility. If Huntsman International failed to comply with the Leverage Covenant at a time when we had uncollateralized loans or letters of credit outstanding under the Revolving Facility, Huntsman International would be in default under the Senior Credit Facilities, and, unless Huntsman International obtained a waiver or forbearance with respect to such default (as to which we can provide no assurance), Huntsman International could be required to pay off the balance of the Senior Credit Facilities in full, and we may not have further access to such facilities.

The agreements governing our A/R Programs also contain certain receivable performance metrics. Any material failure to meet the applicable A/R Programs' metrics in the future could lead to an early termination event under the A/R Programs, which could require us to cease our use of such facilities, prohibiting us from additional borrowings against our receivables or, at the discretion of the lenders, requiring that we repay the A/R Programs in full. An early termination event under the A/R Programs would also constitute an event of default under our Senior Credit Facilities, which could require us to pay off the balance of the Senior Credit Facilities in full and could result in the loss of our Senior Credit Facilities.

Short-Term and Long-Term Liquidity

We depend upon our cash, credit facilities, A/R Programs and other debt instruments to provide liquidity for our operations and working capital needs. As of December 31, 2011, we had $1,043 million of combined cash and unused borrowing capacity, consisting of $562 million in cash and restricted cash, $280 million in availability under our Revolving Facility, and $201 million in availability under our A/R Programs. As of December 31, 2011, we had approximately $209 million of cash and cash equivalents, including restricted cash, held by our foreign subsidiaries, including our variable interest entities. Our intent is to use cash held in these foreign subsidiaries to fund our local operations, but should we need to repatriate this cash by way of dividends we could be subject to certain adverse tax consequences. For more information, see "Note 18. Income Taxes" to our consolidated financial statements. Cash held by certain foreign subsidiaries, including our variable interest entities ("VIEs"), may also be subject to legal restrictions, including those arising from the interests of our partners, which could limit the amounts available for repatriation. Our liquidity can be significantly impacted by various factors. The following matters had, or are expected to have, a significant impact on our liquidity:

- Our accounts receivable and inventory, net of accounts payable, increased by approximately $258 million during 2011, as reflected in our consolidated statement of cash flows. We expect volatility in our working capital components to continue.
- During 2012, we expect to spend approximately $425 million on capital expenditures. We expect to fund this spending with cash provided by operations.
- On September 8, 2009, we announced the closure of our styrenics facility located at West Footscray, Australia. We ceased the Australian styrenics operations during the first quarter of 2010. As of December 31, 2011, we had restructuring accruals of $6 million and environmental remediation accruals of $32 million. We can provide no assurance that the eventual environmental remediation costs will not be materially different from our current estimate. The plant closure and environmental remediation costs are expected to be funded as they are incurred over the next several years.
- During 2011, we made contributions to our pension and postretirement benefit plans of $168 million. During 2012, we expect to contribute an additional amount of approximately $154 million to these plans.
- During 2011, Huntsman International redeemed $175 million of its 7.375% senior subordinated notes due 2015, €84 million (approximately $113 million) of its 6.875% senior subordinated notes due 2013 and €12 million (approximately $17 million) of its 7.50% senior subordinated notes due 2015.
- During 2011, our Advanced Materials segment commenced with the reorganization of our global structure and relocation of our divisional headquarters from Basel, Switzerland to The Woodlands, Texas. During 2011, our Advanced Materials segment recorded net charges of $20 million primarily related to this activity. We expect to incur additional charges of $1 million through December 31, 2012 related to the relocation of our divisional headquarters from Basel, Switzerland to The Woodlands, Texas. On September 27, 2011, we announced plans to implement a significant restructuring of our Textile Effects business, including a closure of our production facilities and business support offices in Basel, Switzerland. In connection with this plan during 2011, we recorded a charge of $62 million for workforce reduction and a noncash $53 million charge for the impairment of long-lived assets at our Basel, Switzerland manufacturing facility. In addition, we expect to accrue additional restructuring and plant closing costs of approximately $25 million through 2014. We expect to spend approximately $20 million for capital expenditures related to this restructuring program over the next several years.
- On August 5, 2011, we announced that our Board of Directors has authorized our Company to repurchase up to $100 million in shares of our common stock. During 2011, we acquired approximately four million shares of our outstanding common stock for approximately $50 million under the repurchase program. As of December 31, 2011, there remained approximately $50 million of the amount authorized under the program that could be used for stock repurchases. These repurchases may be commenced or suspended from time to time without prior notice.

As of December 31, 2011, we had $212 million classified as current portion of debt which consists of certain scheduled term payments and various short-term facilities including an HPS borrowing facility in China with $79 million outstanding, our Australian credit facilities with $18 million classified as current, our scheduled Senior Credit Facilities amortization payments in 2012 totaling $18 million, and certain other short term facilities and scheduled amortization payments totaling $97 million. Although we cannot provide assurances, we intend to renew or extend the majority of these short-term facilities in the current period.

Contractual Obligations and Commercial Commitments

Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2011 are summarized below (dollars in millions):

	2012	2013 - 2014	2015 - 2016	After 2016	Total
Long-term debt, including current portion	$ 212	$1,059	$1,032	$1,639	$3,942
Interest(1)	228	428	346	309	1,311
Operating leases(5)	77	135	95	148	455
Purchase commitments(2)	685	325	163	94	1,267
Total(3)(4)	$1,202	$1,947	$1,636	$2,190	$6,975

(1) Interest calculated using interest rates as of December 31, 2011 and contractual maturity dates assuming no refinancing or extension of debt instruments.

(2) We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2010. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2009 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations.

(3) Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future contributions to our pension and postretirement plans are as follows (dollars in millions):

	2012	2013 - 2014	2015 - 2016	5-Year Average Annual
Pension plans	$142	$266	$274	$89
Other postretirement obligations	12	24	22	11

(4) The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make reasonably reliable estimates of the timing and amount of payments. For additional discussion on unrecognized tax benefits, see "Note 18. Income Taxes" to our consolidated financial statements.

(5) Future minimum lease payments have not been reduced by minimum sublease rentals of $28 million due in the future under noncancelable subleases.

Off-Balance Sheet Arrangements

Receivables Securitization

For a discussion of our former off-balance sheet A/R Programs, see "Note 14. Debt—A/R Programs" to our consolidated financial statements. Beginning in 2010, receivables transferred into the A/R Programs no longer met criteria for derecognition and amounts outstanding are accounted for as secured borrowings.

Restructuring, Impairment and Plant Closing Costs

For a discussion of restructuring, impairment and plant closing costs, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 19. Commitments and Contingencies—Legal Matters" to our consolidated financial statements.

Environmental, Health and Safety Matters

For a discussion of environmental, health and safety matters, see "Note 20. Environmental, Health and Safety Matters" to our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For a discussion of recently issued accounting pronouncements, see "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements" to our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Our significant accounting policies are summarized in "Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements. Summarized below are our critical accounting policies:

Employee Benefit Programs

We sponsor several contributory and non-contributory defined benefit plans, covering employees primarily in the U.S., the U.K., The Netherlands, Belgium and Switzerland, but also covering employees in a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from us. We also sponsor unfunded postretirement plans which provide medical and life insurance benefits covering certain employees in the U.S. and Canada. Amounts recorded in the consolidated financial statements are recorded based upon actuarial valuations performed by various independent actuaries. Inherent in these valuations are numerous assumptions regarding expected return on assets, discount rates, compensation increases, mortality rates and health care costs trends. These assumptions are disclosed in "Note 17. Employee Benefit Plans" to our consolidated financial statements.

Management, with the advice of its actuaries, uses judgment to make assumptions on which our employee pension and postretirement benefit plan obligations and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate		
—1% increase	$(28)	$(420)
—1% decrease	34	486
Expected return on assets		
—1% increase	(26)	—
—1% decrease	26	—
Rate of compensation increase		
—1% increase	18	103
—1% decrease	(17)	(98)

(1) Estimated increase (decrease) on 2011 net periodic benefit cost

(2) Estimated increase (decrease) on December 31, 2011 pension and postretirement liabilities and accumulated other comprehensive (loss) income

Environmental Reserves

Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. The extent of environmental damage may not be fully known and the processes and costs of remediation may change as new information is obtained or technology for remediation is improved. Our process for estimating the expected cost for remediation considers the information available, technology that can be utilized and estimates of the extent of environmental damage. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. For further information, see "Note 20. Environmental, Health and Safety Matters" to our consolidated financial statements.

Fair Value

Pursuant to the Texas Bank Litigation Settlement Agreement, on June 22, 2009, Huntsman International entered into an amendment of its Senior Credit Facilities that provided for Term Loan C with a $500 million principal amount, and Huntsman International also issued $600 million aggregate principal amount of 2016 Senior Notes. In accordance with accounting guidance regarding fair value measurements, we recorded the Term Loan C and the 2016 Senior Notes in our accounting records at fair values of $439 million and $425 million, respectively, upon initial recognition in June 2009.

We primarily used the income approach to determine the fair value of these instruments. Fair value represents the present value of estimated future cash flows calculated using interest rates that were available to us for issuance of debt with similar terms, adjusted for differences in remaining maturity using relevant debt yield curves.

Management used judgment with respect to assumptions used in estimating the fair values of the Term Loan C and the 2016 Senior Notes. The effect of the following changes in certain key assumptions is summarized as follows (dollars in millions):

Assumptions	Balance Sheet Impact(1)
Effective market yield	
—1% increase	$(45)
—1% decrease	47

(1) Estimated increase (decrease) to June 2009 fair values of Term Loan C and 2016 Senior Notes

We primarily used the income approach to determine the fair value of the Convertible Notes. Fair value is based on the present value of estimated future cash flows, calculated using management's best estimates of key assumptions including relevant interest rates, expected share volatility, dividend yields, and the probabilities associated with certain features of the Convertible Notes. We also used the market approach to assess comparables and corroborate the fair value determined using the income approach.

Goodwill

We test our goodwill for impairment at least annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill has been assigned to reporting units for purposes of impairment testing. Currently, substantially all of our goodwill balance relates to our Advanced Materials reporting unit.

Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. The estimated fair values of our reporting units are dependent on several significant assumptions including, among others, market information, operating results, earnings projections and anticipated future cash flows.

We tested goodwill for impairment at the beginning of the third quarter of 2011 as part of the annual impairment testing procedures and determined that no goodwill impairment existed. Our most recent fair value determination resulted in an amount that exceeded the carrying amount of our Advanced Materials reporting unit by a substantial margin. The goodwill associated with our maleic anhydride reporting unit within our Performance Products division was recorded at fair value during the second quarter of 2011 when Sasol-Huntsman was first consolidated, approximately three months before our annual impairment testing took place. As such, no detailed impairment analysis was performed for the goodwill in this reporting unit at the beginning of the third quarter of 2011. Given the profitability in our maleic anhydride business, we believe that if a detailed analysis had been performed it would not have resulted in an impairment of this goodwill.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future Changes in expected future income in applicable jurisdictions could affect the realization of deferred tax assets in those jurisdictions. As of December 31, 2011, we had total valuation allowances of $756 million. Please see "Note 18. Income Taxes" to our consolidated financial statements for more information regarding our valuation allowances.

For non-U.S. entities that were not treated as branches for U.S. tax purposes, the Company does not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were approximately $226 million at December 31, 2011. It is not practicable to determine the unrecognized deferred tax liability on those earnings. We have material inter-company debt obligations owed by our non-U.S. subsidiaries to the U.S. The Company does not intend to repatriate earnings to the U.S. via dividend based on estimates of future domestic cash generation and our ability to return cash to the U.S. through payments of inter-company debt owned by our non-U.S. subsidiaries to the U.S. To the extent that cash is required in the U.S., rather than repatriate earnings to the U.S. via dividend we will utilize our inter-company debt. If any earnings were repatriated via dividend, the Company would need to accrue and pay taxes on the distributions.

Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using LIFO, first-in first-out, and average cost methods for different components of inventory. Market is determined based on net realizable value for finished goods inventories and replacement cost for raw materials and work-in-process inventories. In periods of declines in the selling prices of our finished products, inventory carrying values may exceed the net realizable value upon sale, resulting in a lower of cost or market charge. We evaluate the need for a lower of cost or market adjustment to inventories based on the period-end selling prices of our finished products.

Long-Lived Assets

The useful lives of our property, plant and equipment are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 33 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

Management uses judgment to estimate the useful lives of our long-lived assets. At December 31, 2011, if the estimated useful lives of our property, plant and equipment had either been one year greater or one year less than their recorded lives, then depreciation expense for 2011 would have been approximately $29 million less or $33 million greater, respectively.

We are required to evaluate the carrying value of our plant assets whenever events indicate that such carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations. In connection with our asset evaluation policy, we reviewed all of our long-lived assets for indicators that the carrying value may not be recoverable. With the exception of the long-lived assets at our Textile Effects Basel, Switzerland manufacturing facility, we determined that such indicators did not exist during the year ended December 31, 2011. In connection with the announced plans to significantly restructure the Textile Effects business, we recorded a charge of $53 million for the impairment of long-lived assets at our Basel, Switzerland manufacturing facility in the third quarter of 2011. For further discussion of this impairment charge, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Restructuring and Plant Closing Costs

We have recorded restructuring charges in recent periods in connection with closing certain plant locations, workforce reductions and other cost savings programs primarily in our Textile Effects, Advanced materials and Pigments segments. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Estimates for plant closing costs include the write-off of the carrying value of the plant, any necessary environmental and/or regulatory costs, contract termination and demolition costs. Estimates for workforce reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information, as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the currently recorded estimate. For further discussion of our restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectability is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to the licensing of technology, are evaluated in accordance with ASC 605-25, *Revenue Recognition—Multiple-Element Arrangements*, to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

Variable Interest Entities—Primary Beneficiary

We evaluate each of our variable interest entities on an on-going basis to determine whether we are the primary beneficiary. Management assesses, on an on-going basis, the nature of our relationship to the variable interest entity, including the amount of control that we exercise over the entity as well as the amount of risk that we bear and rewards we receive in regards to the entity, to determine if we are the primary beneficiary of that variable interest entity. Management judgment is required to assess whether these attributes are significant. We consolidate all variable interest entities for which we have concluded that we are the primary beneficiary.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive income (loss).

Interest Rate Risks

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded in other comprehensive loss. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As of December 31, 2011 and 2010, the fair value of the hedge was $(3) million and $(2) million respectively, and was recorded in other noncurrent liabilities.

On January 19, 2010, we entered into an additional five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded as other comprehensive loss. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate. As of December 31, 2011 and 2010, the fair value of the hedge was $(3) million and $(2) million respectively and was recorded in other noncurrent liabilities.

On September 1, 2011, we entered into a $50 million forward interest rate contract that will begin in December 2014 with maturity in April 2017 and a $50 million forward interest rate contract that will begin in January 2015 with maturity in April 2017. These two forward contracts are to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities once our existing interest rate hedges mature. These swaps are designated as a cash flow hedges and the effective portion of the changes in the fair value of the swaps were recorded in other comprehensive income. Both interest rate contracts will pay a fixed 2.5% on the hedge and receive the one-month LIBOR rate once the contracts begin in 2014 and 2015, respectively. As of December 31, 2011, the combined fair value of these two hedges was $(1) million and was recorded in other noncurrent liabilities on the accompanying condensed consolidated balance sheets.

In 2009, Sasol-Huntsman entered into derivative transactions to hedge the variable interest rate associated with its local credit facility. These derivative rate hedges include a floating to fixed interest rate contract providing Sasol-Huntsman with EURIBOR interest payments for a fixed payment of 3.62% and a cap for future periods with a strike price of 3.62%. In connection with the consolidation of Sasol-Huntsman as of April 1, 2011, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities." The notional amount of the hedge as of December 31, 2011 was €51 million (approximately $66 million) and the derivative transactions do not qualify for hedge accounting. As of December 31, 2011, the fair value of this hedge was €(3) million (approximately $3 million) and was recorded in other noncurrent liabilities on the accompanying consolidated balance sheets. For 2011, we recorded interest expense of €2 million (approximately $2 million) due to changes in the fair value of the swap.

Beginning in 2009, Arabian Amines Company entered into a 12-year floating to fixed interest rate contract providing for a receipt of LIBOR interest payments for a fixed payment of 5.02%. In connection with the consolidation of Arabian Amines Company as of July 1, 2010, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities." The notional amount of the swap as of December 31, 2011 was $38 million, and the interest rate contract is not designated as a cash flow hedge. As of December 31, 2011 and 2010, the fair value of the swap was $(6) million and $(5) million respectively and was recorded as other noncurrent liabilities on the accompanying consolidated balance sheets. For 2011 and 2010, we recorded additional (reduction of) interest expense of $1 million and $(1) million respectively due to changes in fair value of the swap.

For the years ended December 31, 2011 and 2010, the changes in accumulated other comprehensive (loss) income associated with these cash flow hedging activities was approximately $4 million and $5 million, respectively.

During 2012, accumulated other comprehensive income (loss) of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

Foreign Exchange Rate Risk

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2011 and 2010, we had approximately $263 million and $183 million notional amount (in U.S. dollar equivalents) outstanding, respectively, in foreign currency contracts with a term of approximately one month.

In conjunction with the issuance of our 8.625% senior subordinated notes due 2020, we entered into cross-currency interest rate contracts with three counterparties. On March 17, 2010, we made payments of $350 million to these counterparties and received €255 million from these counterparties, and on maturity (March 15, 2015) we are required to pay € 255 million to these counterparties and will receive $350 million from these counterparties. On March 15 and September 15 of each year, we will receive U.S. dollar interest payments of approximately $15 million (equivalent to an annual rate of 8.625%) and make interest payments of approximately €11 million (equivalent to an annual rate of approximately 8.41%). This swap is designated as a hedge of net investment for financial reporting purposes. As of December 31, 2011 and December 31, 2010, the fair value of this swap was $27 million and $19 million respectively and was recorded as noncurrent assets in our consolidated balance sheet. For 2011 and 2010, the effective portion of the changes in the fair value of $8 million and $7 million respectively in other comprehensive income, and we recorded the ineffective portion of nil and $12 million respectively as an (addition) reduction to interest expense. On July 15, 2010, we changed the method of assessing the effectiveness of this hedge from the spot method to the forward method, which we believe will reduce the ineffective portion and lower volatility in interest expense in future periods.

A portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("permanent loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt to determine the appropriate amounts designated as hedges. As of December 31, 2011, we have designated approximately €319 million (approximately $412 million) of euro-denominated debt as a hedge of our net investment. For the years ended December 31, 2011, 2010 and 2009, the amount of (loss) gain recognized on the hedge of our net investment was $5 million, $34 million and $(5) million, respectively, and was recorded in other comprehensive income (loss). As of December 31, 2011, we had approximately €1,162 million (approximately $1,503 million) in net euro assets.

Commodity Prices Risk

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2011. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were effective, in that they ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

No changes to our internal control over financial reporting occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework and processes are designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and Directors of our Company;
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements; and
- provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting for our Company and concluded that, as of December 31, 2011, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* ("COSO").

Our independent registered public accountants, Deloitte & Touche LLP, with direct access to our Board of Directors through our Audit Committee, have audited the consolidated financial statements prepared by us and have issued attestation reports on internal control over financial reporting for our Company.

MANAGEMENT'S PROCESS TO ASSESS THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we completed a comprehensive compliance process to evaluate our internal control over financial reporting for our Company. We involved employees at all levels of our Company during 2011 in training, performing and evaluating our internal controls.

Our management's conclusion on the effectiveness of internal control over financial reporting is based on a comprehensive evaluation and analysis of the five elements of COSO. Our management considered information from multiple sources as the basis its conclusion—including self-assessments of the control activities within each work process, assessments of division-level and entity-level controls and internal control attestations from key external service providers, as well as from key management. In addition, our internal control processes contain self-monitoring mechanisms, and proactive steps are taken to correct deficiencies as they are identified. We also maintain an internal auditing program that independently assesses the effectiveness of internal control over financial reporting within each of the five COSO elements.

/s/ PETER R. HUNTSMAN

Peter R. Huntsman
President and Chief Executive Officer

/s/ J. KIMO ESPLIN

J. Kimo Esplin
Executive Vice President and Chief Financial Officer

/s/ L. RUSSELL HEALY

L. Russell Healy
Vice President and Controller

February 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the internal control over financial reporting of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 16, 2012 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's application of new accounting guidance related to its method of accounting for transfers of accounts receivable under the Company's accounts receivable securitization programs, effective January 1, 2010.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntsman Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2, 14 and 16 to the consolidated financial statements, the Company adopted new accounting guidance which changed its method of accounting for transfers of accounts receivable under the Company's accounts receivable securitization programs, effective January 1, 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 16, 2012

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Per Share Amounts)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents(a)	$ 554	$ 966
Restricted cash(a)	8	7
Accounts and notes receivable (net of allowance for doubtful accounts of $46 and $52, respectively), ($659 and $589 pledged as collateral, respectively)(a)	1,529	1,413
Accounts receivable from affiliates	5	15
Inventories(a)	1,539	1,396
Prepaid expenses	46	46
Deferred income taxes	20	1
Other current assets(a)	245	164
Total current assets	3,946	4,008
Property, plant and equipment, net(a)	3,622	3,605
Investment in unconsolidated affiliates	202	234
Intangible assets, net(a)	91	105
Goodwill	114	94
Deferred income taxes	195	166
Notes receivable from affiliates	5	7
Other noncurrent assets(a)	482	495
Total assets	$8,657	$ 8,714
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable(a)	$ 862	$ 842
Accounts payable to affiliates	50	45
Accrued liabilities(a)	695	628
Deferred income taxes	7	19
Current portion of debt(a)	212	519
Total current liabilities	1,826	2,053
Long-term debt(a)	3,730	3,627
Notes payable to affiliates	4	4
Deferred income taxes	309	314
Other noncurrent liabilities(a)	1,012	866
Total liabilities	6,881	6,864
Commitments and contingencies (Notes 19 and 20)		
Equity		
Huntsman Corporation stockholders' equity:		
Common stock $0.01 par value, 1,200,000,000 shares authorized, 241,836,001 and 239,549,365 issued and 235,746,087 and 236,799,455 outstanding in 2011 and 2010, respectively	2	2
Additional paid-in capital	3,228	3,186
Treasury stock, 4,043,526 shares at December 31, 2011	(50)	—
Unearned stock-based compensation	(12)	(11)
Accumulated deficit	(947)	(1,090)
Accumulated other comprehensive loss	(559)	(297)
Total Huntsman Corporation stockholders' equity	1,662	1,790
Noncontrolling interests in subsidiaries	114	60
Total equity	1,776	1,850
Total liabilities and equity	$8,657	$ 8,714

(a) At December 31, 2011 and 2010, respectively, $44 and $7 of cash and cash equivalents, $2 and nil of restricted cash, $29 and $8 of accounts and notes receivable (net), $47 and $45 of inventories, $1 and $2 of other current assets, $403 and $275 of property, plant and equipment (net), $23 and $7 of intangible assets (net), $21 and $18 of other noncurrent assets, $55 and $56 of accounts payable, $21 and $16 of accrued liabilities, $16 and $15 of current portion of debt, $264 and $185 of long-term debt, and $111 and $109 of other noncurrent liabilities from consolidated variable interest entities are included in the respective Balance Sheet captions above. See "Note 7. Variable Interest Entities."

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2011	2010	2009
Revenues:			
Trade sales, services and fees, net	$11,041	$9,049	$7,569
Related party sales	180	201	96
Total revenues	11,221	9,250	7,665
Cost of goods sold	9,381	7,789	6,587
Gross profit	1,840	1,461	1,078
Operating expenses:			
Selling, general and administrative	921	861	850
Research and development	166	151	145
Other operating (income) expense	(20)	10	(18)
Restructuring, impairment and plant closing costs	167	29	88
Total expenses	1,234	1,051	1,065
Operating income	606	410	13
Interest expense, net	(249)	(229)	(238)
Loss on accounts receivable securitization program	—	—	(23)
Equity in income of investment in unconsolidated affiliates	8	24	3
Loss on early extinguishment of debt	(7)	(183)	(21)
(Expenses) income associated with the Terminated Merger and related litigation	—	(4)	835
Other income	2	2	—
Income from continuing operations before income taxes	360	20	569
Income tax expense	(109)	(29)	(444)
Income (loss) from continuing operations	251	(9)	125
(Loss) income from discontinued operations, (including gain on disposal of $1 in 2009), net of tax	(1)	42	(19)
Income before extraordinary gain (loss)	250	33	106
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil	4	(1)	6
Net income	254	32	112
Net (income) loss attributable to noncontrolling interests	(7)	(5)	2
Net income attributable to Huntsman Corporation	$ 247	$ 27	$ 114
Net income	$ 254	$ 32	$ 112
Other comprehensive (loss) income	(267)	(11)	203
Comprehensive (loss) income	(13)	21	315
Comprehensive (income) loss attributable to noncontrolling interests	(2)	(4)	1
Comprehensive (loss) income attributable to Huntsman Corporation	$ (15)	$ 17	$ 316

(continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND (Continued) COMPREHENSIVE (LOSS) INCOME
(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2011	2010	2009
Basic income (loss) per share:			
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.03	$(0.06)	$ 0.54
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	—	0.17	(0.08)
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	0.01	—	0.03
Net income attributable to Huntsman Corporation common stockholders	$ 1.04	$ 0.11	$ 0.49
Weighted average shares	237.6	236.0	233.9
Diluted income (loss) per share:			
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.01	$(0.06)	$ 0.53
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	—	0.17	(0.08)
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	0.01	—	0.03
Net income attributable to Huntsman Corporation common stockholders	$ 1.02	$ 0.11	$ 0.48
Weighted average shares	241.7	236.0	238.3
Amounts attributable to Huntsman Corporation common stockholders:			
Income (loss) from continuing operations	$ 244	$ (14)	$ 127
(Loss) income from discontinued operations, net of tax	(1)	42	(19)
Extraordinary gain (loss) on the acquisition of a business, net of tax	4	(1)	6
Net income	$ 247	$ 27	$ 114
Dividends per share	$ 0.40	$ 0.40	$ 0.40

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions)

	Huntsman Corporation Stockholders								
	Shares								
	Common Stock	Common stock	Additional paid-in capital	Treasury Stock	Unearned stock-based compensation	Accumulated deficit	Accumulated other comprehensive (loss) income	Noncontrolling interests in subsidiaries	Total equity
Balance, January 1, 2009	233,553,515	$ 2	$3,141	$ —	$(13)	$(1,031)	$(489)	$ 22	$1,632
Net income	—	—	—	—	—	114	—	(2)	112
Other comprehensive income	—	—	—	—	—	—	202	1	203
Issuance of nonvested stock awards	—	—	8	—	(8)	—	—	—	—
Vesting of stock awards	742,565	—	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	6	—	10	—	—	—	16
Repurchase and cancellation of stock awards	(214,590)	—	—	—	—	(2)	—	—	(2)
Dividends declared on common stock	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2009	234,081,490	2	3,155	—	(11)	(1,015)	(287)	21	1,865
Net income	—	—	—	—	—	27	—	5	32
Other comprehensive loss	—	—	—	—	—	—	(10)	(1)	(11)
Consolidation of a variable interest entity	—	—	—	—	—	—	—	35	35
Issuance of nonvested stock awards	—	—	12	—	(12)	—	—	—	—
Vesting of stock awards	1,939,524	—	9	—	—	—	—	—	9
Recognition of stock-based compensation	—	—	3	—	12	—	—	—	15
Repurchase and cancellation of stock awards	(431,052)	—	—	—	—	(6)	—	—	(6)
Stock options exercised	1,209,493	—	3	—	—	—	—	—	3
Excess tax benefit related to stock- based compensation	—	—	4	—	—	—	—	—	4
Dividends declared on common stock	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2010	236,799,455	2	3,186	—	(11)	(1,090)	(297)	60	1,850
Net income	—	—	—	—	—	247	—	7	254
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(9)	(9)
Other comprehensive loss	—	—	—	—	—	—	(262)	(5)	(267)
Consolidation of a variable interest entity	—	—	—	—	—	—	—	61	61
Issuance of nonvested stock awards	—	—	11	—	(11)	—	—	—	—
Vesting of stock awards	2,229,418	—	13	—	—	—	—	—	13
Recognition of stock-based compensation	—	—	5	—	10	—	—	—	15
Repurchase of common stock	(4,043,526)	—	—	(50)	—	—	—	—	(50)
Repurchase and cancellation of stock awards	(507,624)	—	—	—	—	(8)	—	—	(8)
Stock options exercised	1,268,364	—	3	—	—	—	—	—	3
Excess tax benefit related to stock- based compensation	—	—	10	—	—	—	—	—	10
Dividends declared on common stock	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2011	235,746,087	$ 2	$3,228	$(50)	$(12)	$ (947)	$(559)	$114	$1,776

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions)

	Year ended December 31,		
	2011	2010	2009
Operating Activities:			
Net income	$ 254	$ 32	$ 112
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Extraordinary (gain) loss on the acquisition of a business, net of tax	(4)	1	(6)
Gain on the consolidation of a variable interest entity	(12)	—	—
Equity in income of investment in unconsolidated affiliates	(8)	(24)	(3)
Dividends received from unconsolidated affiliates	—	—	11
Depreciation and amortization	439	405	442
Provision for (gains) losses on accounts receivable	(4)	6	9
(Gain) loss on disposal of businesses/assets, net	(38)	8	(2)
Loss on early extinguishment of debt	7	183	21
Noncash interest expense	38	22	22
Deferred income taxes	(23)	45	231
Noncash impairment charge	60	2	13
Noncash (gain) loss on foreign currency transactions	(32)	22	(26)
Stock-based compensation	24	27	20
Portion of insurance settlement representing cash provided by investing activities	—	(34)	—
Other, net	(1)	2	1
Changes in operating assets and liabilities:			
Accounts and notes receivable	(121)	(183)	(88)
Accounts receivable from A/R Programs	—	(254)	—
Inventories	(161)	(207)	351
Prepaid expenses	(4)	(2)	5
Other current assets	(108)	(5)	(6)
Other noncurrent assets	2	(102)	(32)
Accounts payable	24	83	35
Accrued liabilities	112	(22)	(34)
Other noncurrent liabilities	(79)	(63)	28
Net cash provided by (used in) operating activities	365	(58)	1,104
Investing Activities:			
Capital expenditures	(330)	(236)	(189)
Proceeds from settlements treated as reimbursement of capital expenditures	3	34	—
Acquisition of businesses, net of cash acquired and post-closing adjustments	(34)	—	(31)
Cash assumed in connection with the initial consolidation of a variable interest entity	28	14	—
Proceeds from sale of businesses/assets	48	2	5
Investment in unconsolidated affiliates	(26)	(27)	(15)
Cash received from unconsolidated affiliates	32	31	22
Other, net	(1)	—	3
Net cash used in investing activities	(280)	(182)	(205)

(continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in Millions)

	Year ended December 31,		
	2011	2010	2009
Financing Activities:			
Net repayments under revolving loan facilities	$ (2)	(6)	$ (14)
Revolving loan facility from A/R Programs	—	254	—
Net borrowings (repayments) on overdraft facilities	9	(2)	(12)
Repayments of short-term debt	(187)	(175)	(13)
Borrowings on short-term debt	162	212	—
Repayments of long-term debt	(408)	(1,456)	(542)
Proceeds from issuance of long-term debt	98	923	880
Repayments of notes payable	(34)	(53)	(66)
Borrowings on notes payable	35	46	67
Debt issuance costs paid	(7)	(29)	(5)
Call premiums related to early extinguishment of debt	(6)	(160)	(14)
Dividends paid to common stockholders	(96)	(96)	(96)
Repurchase and cancellation of stock awards	(8)	(6)	(2)
Repuchase of common stock	(50)	—	—
Proceeds from issuance of common stock	3	3	—
Dividends paid to noncontrolling interest	(9)	—	—
Excess tax benefit related to stock-based compensation	10	4	—
Other, net	—	(2)	1
Net cash (used in) provided by financing activities	(490)	(543)	184
Effect of exchange rate changes on cash	(7)	4	5
(Decrease) increase in cash and cash equivalents	(412)	(779)	1,088
Cash and cash equivalents at beginning of period	966	1,745	657
Cash and cash equivalents at end of period	$ 554	$ 966	$1,745
Supplemental cash flow information:			
Cash paid for interest	$ 204	$ 203	$ 227
Cash paid for income taxes	119	6	155

During 2011, 2010 and 2009, the amount of capital expenditures in accounts payable increased (decreased) by $16, $14 and $(13), respectively. The value of share awards that vested during 2011, 2010 and 2009 was $23, $18 and $12, respectively.

See accompanying notes to consolidated financial statements.

1. GENERAL

Definitions

For convenience in this report, the terms "Company," "our" or "we" may be used to refer to Huntsman Corporation and, unless the context otherwise requires, its subsidiaries and predecessors. Any references to our "Company" "we" "us" or "our" as of a date prior to October 19, 2004 (the date of our Company's formation) are to Huntsman Holdings, LLC and its subsidiaries (including their respective predecessors). In this report, "Huntsman International" refers to Huntsman International LLC (our 100% owned subsidiary) and, unless the context otherwise requires, its subsidiaries; "HPS" refers to Huntsman Polyurethanes Shanghai Ltd. (our consolidated splitting joint venture with Shanghai Chlor-Alkali Chemical Company, Ltd); and "SLIC" refers to Shanghai Liengheng Isocyanate Company (our unconsolidated manufacturing joint venture with BASF AG and three Chinese chemical companies).

In this report, we may use, without definition, the common names of competitors or other industry participants. We may also use the common names or abbreviations for certain chemicals or products. Each capitalized term used without definition in this report has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on February 16, 2012.

Description of Business

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, maleic anhydride, epoxy-based polymer formulations, textile chemicals, dyes and titanium dioxide.

We operate in five segments: Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments. Our Polyurethanes, Performance Products, Advanced Materials and Textile Effects segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions beginning in 2006, we sold or shutdown substantially all of our Australian styrenics operations and our North American polymers and base chemicals operations. We report the results of these businesses as discontinued operations. See "Note 25. Discontinued Operations."

Company

Our Company, a Delaware corporation, was formed in 2004 to hold the Huntsman businesses. Jon M. Huntsman founded the predecessor to our Company in 1970 as a small packaging company. Since then, we have grown through a series of acquisitions and now own a global portfolio of businesses.

Currently, we operate all of our businesses through Huntsman International, our 100% owned subsidiary. Huntsman International is a Delaware limited liability company and was formed in 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Doubtful Trade Receivables

An allowance for doubtful trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

Asset Retirement Obligations

We accrue for asset retirement obligations, which consist primarily of landfill closure costs and asbestos abatement costs, in the period in which the obligations are incurred. Asset retirement obligations are accrued at estimated fair value. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded. See "Note 12. Asset Retirement Obligations."

Carrying Value of Long-Lived Assets

We review long-lived assets and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and we recognize an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved. See "Note 11. Restructuring, Impairment and Plant Closing Costs."

Cash and Cash Equivalents

We consider cash in checking accounts and cash in short-term highly liquid investments with remaining maturities of three months or less at the date of purchase, to be cash and cash equivalents. Cash flows from discontinued operations are not presented separately in the accompanying consolidated statements of cash flows.

Cost of Goods Sold

We classify the costs of manufacturing and distributing our products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs also include, among other things, plant site operating costs and overhead (including depreciation), production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight and warehousing costs are also included in cost of goods sold.

Derivatives and Hedging Activities

All derivatives, whether designated in hedging relationships or not, are recorded on our balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

comprehensive (loss) income, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. Changes in the fair value of the hedge in the net investment of certain international operations are recorded in other comprehensive income, to the extent effective. The effectiveness of a cash flow hedging relationship is established at the inception of the hedge, and after inception we perform effectiveness assessments at least every three months. A derivative designated as a cash flow hedge is determined to be effective if the change in value of the hedge divided by the change in value of the hedged item is within a range of 80% to 125%. Hedge ineffectiveness in a cash flow hedge occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. For a derivative that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.

Environmental Expenditures

Environmental related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and incurred and are expensed or capitalized as appropriate. See "Note 20. Environmental, Health and Safety Matters."

Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of our long-term debt are based on quoted market prices for the identical liability when traded as an asset in an active market.

Foreign Currency Translation

The accounts of our operating subsidiaries outside of the U.S., unless they are operating in highly inflationary economic environments, consider the functional currency to be the currency of the economic environment in which they operate. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to equity as a component of accumulated other comprehensive (loss) income.

If a subsidiary operates in an economic environment that is considered to be highly inflationary (100% cumulative inflation over a three-year period), the U.S. dollar is considered to be the functional currency and gains and losses from remeasurement to the U.S. dollar from the local currency are included in the statement of operations. Where a subsidiary's operations are effectively run, managed, financed and contracted in U.S. dollars, such as certain finance subsidiaries outside of the U.S., the U.S. dollar is considered to be the functional currency.

Foreign currency transaction gains and losses are recorded in other operating (income) expense in the consolidated statements of operations and were net (losses) gains of $(3) million, $(2) million and $13 million for the years ended December 31, 2011, 2010 and 2009, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We do not provide for income taxes or benefits on the undistributed earnings of our non-U.S. subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

INTANGIBLE ASSETS AND GOODWILL

Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5 - 30 years
Trademarks	15 - 30 years
Licenses and other agreements	5 - 15 years
Other intangibles	5 - 15 years

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to any method of amortization, but is tested for impairment annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When the fair value is less than the carrying value of the related reporting unit, we are required to reduce the amount of goodwill through a charge to earnings. Fair value is estimated using the market approach, as well as

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the income approach based on discounted cash flow projections. Goodwill has been assigned to reporting units for purposes of impairment testing.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using LIFO, first-in first-out, and average costs methods for different components of inventory.

Investment in Unconsolidated Affiliates

Investments in companies in which we exercise significant influence, but do not control, are accounted for using the equity method. Investments in companies in which we do not exercise significant influence are accounted for using the cost method.

Legal Costs

We expense legal costs, including those legal costs incurred in connection with a loss contingency, as incurred.

Net Income (Loss) Per Share Attributable to Huntsman Corporation

Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) attributable to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period. Diluted income per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing net income available to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

On December 23, 2008, we issued the Convertible Notes in an aggregate principal amount of $250 million. Prior to their repurchase, the Convertible Notes were convertible into common stock at a conversion price of $7.857 per share, subject to certain anti-dilution adjustments. On January 11, 2010, we repurchased the entire $250 million principal amount of the Convertible Notes for approximately $382 million. See "Note 14. Debt."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic and diluted income (loss) per share is calculated as follows (in millions):

	Year Ended December 31,		
	2011	2010	2009
Numerator:			
Basic and diluted income from continuing operations:			
Income (loss) from continuing operations attributable to Huntsman Corporation	$ 244	$ (14)	$ 127
Convertible notes interest expense, net of tax	—	—	—
Income (loss) from continuing operations attributable Huntsman Corporation and assumed conversion	$ 244	$ (14)	$ 127
Basic and diluted net income:			
Net income attributable to Huntsman Corporation	$ 247	$ 27	$ 114
Convertible notes interest expense, net of tax	—	—	—
Net income attributable to Huntsman Corporation and assumed conversion	$ 247	$ 27	$ 114
Shares (denominator):			
Weighted average shares outstanding	237.6	236.0	233.9
Dilutive securities:			
Stock-based awards	4.1	—	4.4
Total outstanding and dilutive shares assuming conversion	241.7	236.0	238.3

Additional stock-based awards of 6.7 million, 11.5 million and 6.4 million weighted average equivalent shares of stock were outstanding during the years ended December 31, 2011, 2010 and 2009, respectively. In addition, the Convertible Notes would have had a weighted average effect of 0.9 million and 31.8 million shares of common stock and interest expense, net of tax, of $1 million and $19 million would have been included as an adjustment to the numerator of the diluted income per share calculation for the years ended December 31, 2010 and 2009, respectively. However, these stock-based awards and the assumed conversion of the Convertible Notes were not included in the computation of diluted earnings per share for the respective periods mentioned because the effect would be anti-dilutive.

The impact of the share repurchase program did not increase earnings per share for the year ended December 31, 2011. For more information on the share repurchase program, see "Note 21. Huntsman Corporation Stockholders' Equity—Share Repurchase Program."

Other Noncurrent Assets

Other noncurrent assets consist primarily of spare parts, deferred debt issuance costs, the overfunded portion related to defined benefit plans for employees and capitalized turnaround costs. Debt issuance costs are amortized using the interest method over the term of the related debt.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly-owned and majority-owned subsidiaries and any variable interest entities for which we are the primary beneficiary. All

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

intercompany accounts and transactions have been eliminated, except for intercompany sales between continuing and discontinued operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	10 - 33 years
Plant and equipment	3 - 25 years
Furniture, fixtures and leasehold improvements	5 - 20 years

Interest expense capitalized as part of plant and equipment was $2 million, $1 million and $3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Periodic maintenance and repairs applicable to major units of manufacturing facilities (a "turnaround") are accounted for on the deferral basis by capitalizing the costs of the turnaround and amortizing the costs over the estimated period until the next turnaround. Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of the assets are capitalized, and the assets replaced, if any, are retired.

RECLASSIFICATIONS

Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform with the current presentation. Beginning in 2011, we reclassified bank accepted drafts in China with maturities greater than 90 days from receipt from accounts receivable to other current assets. The amount of bank accepted drafts reclassified from accounts receivable to other current assets at December 31, 2010 was $51 million.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

REVENUE RECOGNITION

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectability is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to licensing of technology, are evaluated to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securitization of Accounts Receivable

Under our A/R Programs, we grant an undivided interest in certain of our trade receivables to the U.S. SPE and the EU SPE. This undivided interest serves as security for the issuance of debt. The A/R Programs provide for financing through a conduit program (in both U.S. dollars and euros). Receivables transferred under the A/R Programs qualified as sales through December 31, 2009. Upon adoption of new accounting guidance on January 1, 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings beginning in 2010. See "Note 14. Debt—A/R Programs."

Stock-Based Compensation

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide services in exchange for the award. See "Note 22. Stock-Based Compensation Plan."

Subsequent Events

We have evaluated material subsequent events through the date these financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Adopted During 2011

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*. This ASU provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. The amendments in this ASU replace the term "fair value" in the revenue allocation guidance with "selling price" to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant and establish a selling price hierarchy for determining the selling price of a deliverable. The amendments in this ASU will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, and significantly expand the required disclosures related to multiple-deliverable revenue arrangements. The amendments in this ASU were effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The initial adoption of this statement did not have a significant impact on our consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2010, the FASB Emerging Issues Task Force issued ASU No. 2010-29, *Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations*, which requires public entities that present comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred at the beginning of the comparable prior annual reporting period only. The amendments in this ASU also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this ASU are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We complied with the disclosure requirements of this standard in connection with our April 2, 2011 Laffans Acquisition and in connection with our April 1, 2011 consolidation of the Sasol-Huntsman joint venture. See "Note 3. Business Combinations and Dispositions" and "Note 7. Variable Interest Entities."

Accounting Pronouncements Pending Adoption in Future Periods

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, providing a consistent definition of fair value between U.S. GAAP and International Financial Reporting Standards ("IFRSs") as well as developing common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments in this ASU are to be applied prospectively and will be effective during interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the amendments in this ASU to have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, requiring entities to present net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present components of other comprehensive income as part of the statement of equity is eliminated. The amendments do not change the option to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income components. The amendments in this ASU should be applied retrospectively and will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of the amendments in this ASU to have a significant impact on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. The guidance in this ASU is intended to reduce complexity and costs of the annual goodwill impairment test by providing entities with the option of performing a qualitative assessment to determine whether further impairment testing is necessary. The amendments in this ASU include examples of events and circumstances that might indicate that a reporting unit's fair value is less than its carrying value. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, provided that the entity has not yet issued its

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements for the period that includes its annual test date. We did not early adopt the provisions of this ASU for our annual impairment test on July 1 and do not expect the adoption of the amendments in this ASU to have a significant impact on our consolidated financial statements.

3. BUSINESS COMBINATIONS AND DISPOSITIONS

EMA Acquisition

On December 30, 2011, we completed the acquisition of EMA Kimya Sistemleri Sanayi ve Ticaret A.S. (the "EMA Acquisition"), an MDI-based polyurethanes systems house in Istanbul, Turkey for approximately $11 million, net of cash acquired and including the repayment of assumed debt. We have accounted for the EMA Acquisition using the acquisition method and transaction costs charged to expense associated with this acquisition were not significant. For purposes of a preliminary allocation of the acquisition cost to assets acquired and liabilities assumed, we have assigned the excess of the acquisition cost over historical carrying values of $7 million to goodwill. This preliminary purchase price allocation is likely to change once we analyze the fair value of tangible and intangible assets acquired and liabilities assumed. Net sales for the years ended December 31, 2011 and 2010 related to the business acquired were approximately $23 million and $17 million, respectively, and net loss associated with this business was $3 million and nil, respectively, for the same periods.

Sale of Stereolithography Resin and Digitalis® Machine Manufacturing Businesses

On November 1, 2011, our Advanced Materials division completed the sale of its stereolithography resin and Digitalis® machine manufacturing businesses to 3D Systems Corporation for $41 million in cash. The stereolithography business had revenues of approximately $7 million in 2010 and its products are used primarily in three-dimensional part building systems. The Digitalis® business is a stereolithography rapid manufacturing system previously under development by Huntsman. In connection with this sale, we recognized a pre-tax gain in the fourth quarter of 2011 of $34 million which was reflected in other operating income on the accompanying consolidated statements of operations and comprehensive income (loss). We also derecognized $2 million of goodwill that was allocated to these businesses.

Laffans Acquisition

On April 2, 2011, we completed the acquisition of the chemical business of Laffans Petrochemicals Limited, an amines and surfactants manufacturer located in Ankleshwar, India at an acquisition cost of approximately $23 million. The acquired business has been integrated into our Performance Products segment. Transaction costs charged to expense related to this acquisition were not significant.

We have accounted for the Laffans Acquisition using the acquisition method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed. The preliminary

3. BUSINESS COMBINATIONS AND DISPOSITIONS (Continued)

allocation of acquisition cost to the assets acquired and liabilities assumed is summarized as follows (dollars in millions):

Acquisition cost	$23
Fair value of assets acquired and liabilities assumed:	
Accounts receivable	$10
Inventories	2
Other current assets	2
Property, plant and equipment	14
Accounts payable	(3)
Accrued liabilities	(1)
Other noncurrent liabilities	(1)
Total fair value of net assets acquired	$23

The acquisition cost allocation is preliminary pending final determination of the fair value of assets acquired and liabilities assumed, including final valuation of property, plant and equipment, intangible assets and the determination of related deferred taxes. For purposes of this preliminary allocation of fair value, we have assigned any excess of the acquisition cost over historical carrying values to property, plant and equipment and no amounts have been allocated to goodwill. It is possible that changes to this allocation could occur.

If this acquisition were to have occurred on January 1, 2010 the following estimated pro forma revenues and net income attributable to Huntsman Corporation would have been reported (dollars in millions):

	Pro Forma Year ended (unaudited)	
	2011	2010
Revenues	$11,235	$9,301
Net income attributable to Huntsman Corporation	248	28

Textile Effects Acquisition

On June 30, 2006, we acquired Ciba's textile effects business and accounted for the Textile Effects Acquisition using the purchase method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed and we determined the excess of fair value of net assets over cost. Because the fair value of the acquired assets and liabilities assumed exceeded the purchase price, the valuation of the long-lived assets acquired was reduced to zero. Accordingly, no basis was assigned to property, plant and equipment or any other non-current nonfinancial assets and the remaining excess was recorded as an extraordinary gain, net of taxes (which were not applicable because the gain was recorded in purchase accounting). During 2011, 2010 and 2009, we recorded an additional extraordinary gain (loss) on the acquisition of $4 million, $(1) million and $6 million, respectively, related to settlement of contingent purchase price consideration, the reversal of accruals for certain restructuring and employee termination costs recorded in connection with the Textile Effects Acquisition and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements.

4. INVENTORIES

Inventories consisted of the following (dollars in millions):

	December 31, 2011	December 31, 2010
Raw materials and supplies	$ 374	$ 321
Work in progress	92	99
Finished goods	1,162	1,043
Total	1,628	1,463
LIFO reserves	(89)	(67)
Net	$1,539	$1,396

As of both December 31, 2011 and 2010, approximately 12% of inventories were recorded using the LIFO cost method.

In the normal course of operations we, at times, exchange raw materials and finished goods with other companies for the purpose of reducing transportation costs. The net non-monetary open exchange positions are valued at cost. The amounts included in inventory under non-monetary open exchange agreements receivable by us for both December 31, 2011 and 2010 were $3 million. Other open exchanges are settled in cash and result in a net deferred profit margin. The amounts under these open exchange agreements for both December 31, 2011 and 2010 were nil.

5. PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment were as follows (dollars in millions):

	December 31, 2011	December 31, 2010
Land	$ 148	$ 148
Buildings	629	624
Plant and equipment	5,951	5,674
Construction in progress	330	255
Total	7,058	6,701
Less accumulated depreciation	(3,436)	(3,096)
Net	$ 3,622	$ 3,605

Depreciation expense for 2011, 2010 and 2009 was $398 million, $363 million and $394 million, respectively, of which nil, $1 million and $2 million related to discontinued operations in 2011, 2010 and 2009, respectively.

Property, plant and equipment includes gross assets acquired under capital leases of $2 million and $15 million at December 31, 2011 and 2010, respectively, and related amounts included in accumulated depreciation were $1 million and $15 million at December 31, 2011 and 2010, respectively.

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES

Our ownership percentage and investment in unconsolidated affiliates were as follows (dollars in millions):

	December 31, 2011	December 31, 2010
Equity Method:		
Sasol-Huntsman GmbH and Co. KG (50%)(1)	$ —	$ 44
Louisiana Pigment Company, L.P. (50%)	90	98
BASF Huntsman Shanghai Isocyanate Investment BV (50%)(2)	79	65
International Polyurethanes Investments B.V. (45%)	17	16
Jurong Ningwu New Materials Development Co., Ltd. (30%)	10	5
Others	1	1
Total equity method investments	197	229
Cost Method:		
International Diol Company (4.35%)	5	5
Total investments	$202	$234

(1) We began consolidating Sasol-Huntsman as of April 1, 2011. See "Note 7. Variable Interest Entities."

(2) We own 50% of BASF Huntsman Shanghai Isocyanate Investment BV. BASF Huntsman Shanghai Isocyanate Investment BV owns a 70% interest in SLIC, thus giving us an indirect 35% interest in SLIC.

Summarized applicable financial information of Sasol-Huntsman as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is presented below (dollars in millions):

	2011	2010	2009
Current assets	$—	$ 55	
Noncurrent assets	—	123	
Current liabilities	—	22	
Noncurrent liabilities	—	83	
Revenues	40(1)	108	$68
Gross profit	7(1)	14	9
Net income	(2)(1)	10	3

(1) Represents activity for the period from January 1, 2011 to the date of consolidation on April 1, 2011.

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

Summarized applicable financial information of our other unconsolidated affiliates as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is presented below (dollars in millions):

	2011	2010	2009
Assets	$621	$722	
Liabilities	285	306	
Revenues	954	936	$593
Net income	22	10	3

In 2008, we and our joint venture partner, the Zamil Group, formed Arabian Amines Company, our ethyleneamines manufacturing joint venture in Jubail, Saudi Arabia. Arabian Amines Company's funding requirements have been satisfied through a combination of debt and equity, with the equity already provided on a 50/50 basis by us and the Zamil Group. Trial production commenced in the second quarter of 2010, and from July 2010, Arabian Amines Company generated significant revenues from the sale of product. The plant has an approximate annual capacity of 60 million pounds. We purchase and sell all of the production from this joint venture. Arabian Amines Company was accounted for under the equity method during its development stage; we began consolidating this joint venture beginning July 1, 2010. For more information, see "Note 7. Variable Interest Entities."

During 2010, we recorded an immaterial non-recurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman joint venture. This credit represented a cumulative correction of an error that was also individually immaterial in each year since our initial investment in the joint venture in 1997. In connection with the expansion of the maleic anhydride capacity at our Sasol-Huntsman joint venture, a VIE reconsideration event occurred in the second quarter of 2011 when the plant expansion began production. As a result of our assessment, we concluded that the joint venture is a VIE and that we are the primary beneficiary. Accordingly, we began consolidating this joint venture during the second quarter of 2011. For more information see "Note 7. Variable Interest Entities."

7. VARIABLE INTEREST ENTITIES

We evaluate our investments and transactions to identify VIEs for which we are the primary beneficiary. We hold a variable interest in the following four joint ventures for which we are the primary beneficiary:

- Rubicon LLC manufactures products for our Polyurethanes segment. The structure of the joint venture is such that the total equity investment at risk is not sufficient to permit the joint venture to finance its activities without additional financial support. By virtue of the operating agreement with this joint venture, we purchase a majority of the output, absorb a majority of the operating costs and provide a majority of the additional funding.
- Pacific Iron Products Sdn Bhd ("Pacific Iron Products") manufactures products for our Pigments segment. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to third party customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing.

7. VARIABLE INTEREST ENTITIES (Continued)

- Arabian Amines Company manufactures products for our Performance Products segment. Prior to July 1, 2010, this joint venture was in the development stage and the total equity investment at risk was sufficient for the joint venture to finance its activities without additional support. Therefore, Arabian Amines Company was accounted for under the equity method. In July 2010, Arabian Amines Company exited the development stage, which triggered the reconsideration of Arabian Amines Company as a VIE. As required in the operating agreement governing this joint venture, we purchase all of Arabian Amines Company's production and sell it to our customers. Substantially all of the joint venture's activities are conducted on our behalf. Accordingly, we concluded that we were the primary beneficiary and began consolidating Arabian Amines Company beginning July 1, 2010.
- Sasol-Huntsman is our 50/50 joint venture with Sasol that owns and operates a maleic anhydride facility in Moers, Germany. This joint venture manufactures products for our Performance Products segment. Prior to April 1, 2011, we accounted for Sasol-Huntsman using the equity method. In April 2011, an expansion at this facility began production, which triggered the reconsideration of this joint venture as a VIE. The joint venture uses our technology and expertise, and we bear a disproportionate amount of risk of loss due to a related-party loan to Sasol-Huntsman for which we bear the default risk. As a result, we concluded that we were the primary beneficiary and began consolidating Sasol-Huntsman beginning April 1, 2011.

Creditors of these entities have no recourse to our general credit, except in the event that we offer guarantees of specified indebtedness. As the primary beneficiary of these variable interest entities at December 31, 2011, the joint ventures' assets, liabilities and results of operations are included in our consolidated financial statements.

The following table summarizes the carrying amount of Rubicon LLC, Pacific Iron Products and Arabian Amines Company's assets and liabilities included in our consolidated balance sheet, before intercompany eliminations, as of December 31, 2011 and 2010 (dollars in millions):

	December 31,	
	2011	2010
Current assets	$ 86	$ 90
Property, plant and equipment, net	262	275
Other noncurrent assets	61	56
Deferred income taxes	45	40
Intangible assets	6	7
Total assets	$460	$468
Current liabilities	$115	$111
Long-term debt	182	188
Deferred income taxes	1	—
Other noncurrent liabilities	108	109
Total liabilities	$406	$408

In April 2011, Arabian Amines Company settled a dispute with its third party contractors and received an amount totaling $11 million. Of this $11 million settlement, $8 million was related to

7. VARIABLE INTEREST ENTITIES (Continued)

damages incurred due to the delayed initial acceptance of the plant. This amount was recorded as other operating (income) expense in the consolidated statements of operations and comprehensive (loss) income and included in the cash flows from operating activities in the consolidated statements of cash flows. The remaining $3 million of the settlement was received for the reimbursement of capital expenditures for work left unfinished by the third party contractors. This amount was included in cash flows from investing activities in the consolidated statements of cash flows.

The following table summarizes the fair value of Sasol-Huntsman's assets and liabilities as of April 1, 2011 recorded upon initial consolidation in our consolidated balance sheet and the carrying amounts of such assets and liabilities as of December 31, 2011, before intercompany eliminations (dollars in millions):

	December 31, 2011	April 1, 2011
Current assets	$ 54	$ 61
Property, plant and equipment, net	141	155
Intangible assets	17	16
Goodwill	15	17
Total assets	$227	$249
Current liabilities	$ 30	$ 23
Long-term debt	87	93
Deferred income taxes	8	8
Other noncurrent liabilities	2	7
Total liabilities	$127	$131

Goodwill of $17 million was recognized upon consolidation of Sasol-Huntsman, of which approximately $12 million is deductible for income tax purposes. The total amount of goodwill changed approximately $2 million from the date of consolidation to December 31, 2011, due to a change in the foreign currency exchange rate. All other intangible assets are being amortized over an average useful life of 18 years.

Sasol-Huntsman had revenues and earnings of $116 million and $7 million, respectively, for the period from the date of consolidation to December 31, 2011. If this consolidation had occurred on January 1, 2010, the approximate pro forma revenues attributable to our Company would have been $11,259 million and $9,337 million for 2011 and 2010, respectively. There would have been no impact to the combined earnings attributable to us excluding a one-time noncash gain of approximately $12 million recognized upon consolidation included in other operating income in the consolidated statements of operations and comprehensive (loss) income. Upon consolidation we also recognized a one-time noncash income tax expense of approximately $2 million. The fair value of the noncontrolling interest was estimated to be $61 million at April 1, 2011. The noncontrolling interest was valued at 50% of the fair value of the net assets as of April 1, 2011, as dictated by the ownership interest percentages, adjusted for certain tax consequences only applicable to one parent.

8. INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization of intangible assets were as follows (dollars in millions):

	December 31, 2011			December 31, 2010		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$363	$307	$56	$363	$286	$ 77
Licenses and other agreements	39	14	25	25	12	13
Non-compete agreements	2	2	—	2	2	—
Other intangibles	40	30	10	69	54	15
Total	$444	$353	$91	$459	$354	$105

Amortization expense was $29 million, $30 million and $34 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year ending December 31	
2012	$24
2013	20
2014	13
2015	5
2016	4

9. OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following (dollars in millions):

	December 31,	
	2011	2010
Pension assets	$100	$ 75
Debt issuance costs	31	33
Capitalized turnaround costs	141	164
Spare parts inventory	89	81
Catalyst assets	23	21
Deposits	31	55
Other	67	66
Total	$482	$495

Amortization expense of catalyst assets for the years ended December 31, 2011, 2010 and 2009 was $12 million, $12 million and $14 million, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (dollars in millions):

	December 31, 2011	December 31, 2010
Payroll and related costs	$158	$166
Interest	49	40
Volume and rebate accruals	91	86
Income taxes	46	33
Taxes other than income taxes	61	77
Restructuring and plant closing costs	91	47
Environmental accruals	7	13
Pension liabilities	12	11
Other postretirement benefits	12	12
Self-insured casualty loss reserves	13	17
Deferred revenue	28	5
Legal reserve	15	—
Other miscellaneous accruals	112	121
Total	$695	$628

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

As of December 31, 2011, 2010 and 2009, accrued restructuring, impairment and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Demolition and decommissioning	Non-cancelable lease costs	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2009	$ 68	$ 2	$ 2	$ 3	$ 75
Adjustment to Textile Effects opening balance sheet liabilities	(5)	—	—	—	(5)
2009 charges for 2006 initiatives	—	1	—	—	1
2009 charges for 2008 initiatives	5	—	—	—	5
2009 charges for 2009 initiatives	56	8	—	14	78
Reversal of reserves no longer required	(8)	—	—	—	(8)
2009 payments for 2005 and prior initiatives	(5)	—	—	—	(5)
2009 payments for 2006 initiatives	(28)	(1)	—	—	(29)
2009 payments for 2008 initiatives	(17)	—	—	—	(17)
2009 payments for 2009 initiatives	(32)	(8)	—	(12)	(52)
Net activity of discontinued operations	26	—	—	8	34
Foreign currency effect on reserve balance	—	—	—	(2)	(2)
Accrued liabilities as of December 31, 2009	60	2	2	11	75
2010 charges for 2005 and prior initiatives	1	—	—	—	1
2010 charges for 2008 initiatives	1	—	—	—	1
2010 charges for 2009 initiatives	4	—	—	5	9
2010 charges for 2010 initiatives	22	—	—	1	23
Reversal of reserves no longer required	(6)	—	(1)	—	(7)
2010 payments for 2005 and prior initiatives	(1)	(1)	—	—	(2)
2010 payments for 2006 initiatives	(3)	—	—	—	(3)
2010 payments for 2008 initiatives	(7)	—	—	—	(7)
2010 payments for 2009 initiatives	(11)	—	—	(5)	(16)
2010 payments for 2010 initiatives	(1)	—	—	(2)	(3)
Net activity of discontinued operations	(26)	—	—	—	(26)
Foreign currency effect on liability balance	3	—	—	1	4
Accrued liabilities as of December 31, 2010	36	1	1	11	49
2011 charges for 2006 and prior initiatives	1	—	—	—	1
2011 charges for 2009 initiatives	1	—	—	6	7
2011 charges for 2010 initiatives	2	2	10	1	15
2011 charges for 2011 initiatives	87	—	1	1	89
Reversal of reserves no longer required	(5)	—	—	—	(5)
2011 payments for 2006 and prior initiatives	(1)	—	(1)	(1)	(3)
2011 payments for 2008 initiatives	(2)	—	—	—	(2)
2011 payments for 2009 initiatives	(6)	—	—	(6)	(12)
2011 payments for 2010 initiatives	(17)	(3)	—	(1)	(21)
2011 payments for 2011 initiatives	(13)	—	—	(1)	(14)
Net activity of discontinued operations	—	—	—	(2)	(2)
Foreign currency effect on liability balance	(10)	—	—	—	(10)
Accrued liabilities as of December 31, 2011	$ 73	$—	$11	$ 8	$ 92

(1) The total workforce reduction reserves of $73 million relate to the termination of 699 positions, of which 650 positions had not been terminated as of December 31, 2011.

(2) Accrued liabilities remaining at December 31, 2011 and 2010 by year of initiatives were as follows (dollars in millions):

	December 31, 2011	December 31, 2010
2006 initiatives and prior	$ 2	$ 4
2008 initiatives	—	1
2009 initiatives	11	20
2010 initiatives	16	24
2011 initiatives	63	—
Total	$92	$49

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Polyurethanes	Performance Products	Advanced Materials	Textile Effects	Pigments	Discontinued Operations	Corporate & Other	Total
Accrued liabilities as of January 1, 2009	$ 3	$ 1	$ 1	$ 63	$ 7	$ —	$—	$ 75
Adjustment to Textile Effects opening balance sheet liabilities	—	—	—	(5)	—	—	—	(5)
2009 charges for 2006 initiatives	—	—	—	1	—	—	—	1
2009 charges for 2008 initiatives	1	—	—	2	2	—	—	5
2009 charges for 2009 initiatives	—	—	12	10	45	—	11	78
Reversal of reserves no longer required	—	—	—	(7)	(1)	—	—	(8)
2009 payments for 2005 and prior initiatives	(2)	(1)	—	—	(2)	—	—	(5)
2009 payments for 2006 initiatives	—	—	—	(29)	—	—	—	(29)
2009 payments for 2008 initiatives	—	—	—	(13)	(4)	—	—	(17)
2009 payments for 2009 initiatives	—	—	(6)	(4)	(35)	—	(7)	(52)
Net activity of discontinued operations	—	—	—	—	—	34	—	34
Foreign currency effect on liability balance	—	—	—	(1)	(1)	—	—	(2)
Accrued liabilities as of December 31, 2009	2	—	7	17	11	34	4	75
2010 charges for 2005 initiatives	—	—	—	—	1	—	—	1
2010 charges for 2008 initiatives	—	—	—	1	—	—	—	1
2010 charges for 2009 initiatives	—	—	1	—	8	—	—	9
2010 charges for 2010 initiatives	—	2	—	15	—	—	6	23
Reversal of reserves no longer required	—	—	(3)	(1)	(2)	—	(1)	(7)
2010 payments for 2005 initiatives	(1)	—	—	—	(1)	—	—	(2)
2010 payments for 2006 initiatives	—	—	—	(3)	—	—	—	(3)
2010 payments for 2008 initiatives	(1)	—	—	(5)	(1)	—	—	(7)
2010 payments for 2009 initiatives	—	—	(3)	(2)	(8)	—	(3)	(16)
2010 payments for 2010 initiatives	—	(1)	—	—	—	—	(2)	(3)
Net activity of discontinued operations	—	—	—	—	—	(26)	—	(26)
Foreign currency effect on liability balance	—	—	—	3	—	—	1	4
Accrued liabilities as of December 31, 2010	—	1	2	25	8	8	5	49
2011 charges for 2006 and prior initiatives	—	—	—	1	—	—	—	1
2011 charges for 2009 Initiatives	—	—	—	—	7	—	—	7
2011 charges for 2010 Initiatives	—	—	—	13	—	—	2	15
2011 charges for 2011 Initiatives	—	—	21	65	3	—	—	89
Reversal of reserves no longer required	—	—	(1)	(4)	—	—	—	(5)
2011 payments for 2006 and prior initiatives	—	—	—	(2)	(1)	—	—	(3)
2011 payments for 2008 Initiatives	—	—	—	(1)	(1)	—	—	(2)
2011 payments for 2009 Initiatives	—	—	(1)	—	(11)	—	—	(12)
2011 payments for 2010 Initiatives	—	—	—	(15)	—	—	(6)	(21)
2011 payments for 2011 Initiatives	—	—	(7)	(5)	(2)	—	—	(14)
Net activity of discontinued operations	—	—	—	—	—	(2)	—	(2)
Foreign currency effect on liability balance	—	—	(2)	(8)	—	—	—	(10)
Accrued liabilities as of December 31, 2011	$—	$ 1	$12	$ 69	$ 3	$ 6	$ 1	$ 92
Current portion of restructuring reserves	$—	$ 1	$11	$ 69	$ 3	$ 6	$ 1	$ 91
Long-term portion of restructuring reserve	—	—	1	—	—	—	—	1
Estimated additional future charges for current restructuring projects								
Estimated additional charges within one year	$—	$—	$ 1	$ 10	$ 6	$ —	$—	$ 17
Estimated additional charges beyond one year	—	—	—	15	—	—	—	15

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to cash and non-cash restructuring charges for the years ended December 31, 2011, 2010 and 2009 by initiative are provided below (dollars in millions):

Cash charges:	
2011 charges for 2006 and prior initiatives	$ 1
2011 charges for 2009 initiatives	7
2011 charges for 2010 initiatives	15
2011 charges for 2011 initiatives	89
Reversal of reserves no longer required	(5)
Non-cash charges	60
Total 2011 Restructuring, Impairment and Plant Closing Costs	$167
Cash charges:	
2010 charges for 2005 and prior initiatives	$ 1
2010 charges for 2008 initiatives	1
2010 charges for 2009 initiatives	9
2010 charges for 2010 initiatives	23
Reversal of reserves no longer required	(7)
Non-cash charges	2
Total 2010 Restructuring, Impairment and Plant Closing Costs	$ 29
Cash charges:	
2009 charges for 2006 initiatives	$ 1
2009 charges for 2008 initiatives	5
2009 charges for 2009 initiatives	78
Reversal of reserves no longer required	(8)
Non-cash charges	12
Total 2009 Restructuring, Impairment and Plant Closing Costs	$ 88

2011 Restructuring Activities

As of December 31, 2011, our Advanced Materials segment restructuring reserve consisted of $12 million related to workforce reductions in connection with a reorganization of its global structure and relocation of its divisional headquarters from Basel, Switzerland to The Woodlands, Texas. During 2011, our Advanced Materials segment recorded net charges of $20 million primarily related this activity. We expect to incur additional charges of $1 million through December 31, 2012 related to the relocation of our divisional headquarters from Basel, Switzerland to The Woodlands, Texas.

On September 27, 2011, we announced plans to implement a significant restructuring of our Textile Effects segment, including the closure of our production facilities and business support offices in Basel, Switzerland, as part of an ongoing strategic program aimed at improving the Textile Effects segment's long-term global competitiveness. In connection with this plan during 2011, we recorded a charge of $62 million for workforce reduction, a pension curtailment gain of $38 million and $53 million for the impairment of long-lived assets at our Basel, Switzerland manufacturing facility. For purposes of calculating the impairment charge, the fair value of the Basel, Switzerland manufacturing facility was based on the discounted cash flows of that facility. We expect to incur additional restructuring and

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

plant closing charges of approximately $25 million through 2014. As of December 31, 2011, our Textile Effects segment restructuring reserve consisted of $69 million of which $2 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $2 million related to workforce reductions at our production facility in Langweid, Germany, $2 million related to the simplification of the commercial organization and optimization of our distribution network, $15 million related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland, $47 million related to the closure of our production facilities and business support offices in Basel, Switzerland and $1 million related to the consolidation of our North Carolina sites.

In addition, during 2011, our Textile Effects segment recorded charges of $22 million of which $5 million related to simplification of the commercial organization and optimization of our distribution network, $12 million related to non-workforce reductions incurred for the consolidation of our Switzerland manufacturing facilities, and $4 million related to the consolidation of our North Carolina sites. We reversed charges of $4 million which were no longer required for workforce reductions at our production facility in Langweid, Germany and the consolidation of manufacturing activities and processes at our site in Basel, Switzerland.

As of December 31, 2011, our Pigments segment restructuring reserve consisted of $3 million primarily related to workforce reductions at our Huelva, Spain and Scarlino, Italy plants. During 2011, our Pigments segment recorded charges of $10 million of which $7 million related to the closure of our Grimsby, U.K. plant and $3 million related to workforce reductions at our Umbogintwini, South Africa plant. We expect to incur additional charges of $6 million through December 31, 2013, primarily related to the closure of our Grimsby, U.K. plant and workforce reductions at Scarlino, Italy.

The restructuring reserve related to discontinued operations as of December 31, 2011 of $6 million was associated with the closure of our Australian styrenics business. For more information, see "Note 25. Discontinued Operations—Australian Styrenics Business Shutdown."

As of December 31, 2011, our Corporate and other segment restructuring reserve consisted of $1 million primarily related to a reorganization and regional consolidation of our transactional accounting activities. During 2011, we recorded charges of $2 million in Corporate and other primarily related to workforce reductions in connection with this project.

2010 Restructuring Activities

As of December 31, 2010, our Performance Products segment restructuring reserve consisted of $1 million related to workforce reductions in connection with a new Performance Products organizational structure. During 2010, we recorded charges of $2 million related to workforce reductions in connection with this project.

As of December 31, 2010, our Advanced Materials segment restructuring reserve consisted of $2 million related to workforce reductions in connection with a reorganization designed to implement a regional management structure. During 2010, we recorded net reversals of $2 million primarily related to workforce reductions in connection to this project.

As of December 31, 2010, our Textile Effects segment restructuring reserve consisted of $25 million of which $2 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $1 million related to the streamlining of the textile effects business into two global strategic business units as announced during the fourth quarter of 2008, $3 million related to workforce

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

reductions at our production facility in Langweid, Germany, and $19 million related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland. During 2010, our Textile Effects segment recorded net charges of $15 million primarily related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland.

As of December 31, 2010, our Pigments segment restructuring reserve consisted of $8 million primarily related to workforce reductions at our Huelva, Spain and Scarlino, Italy plants. During 2010, our Pigments segment recorded net charges of $7 million primarily related to the closure of our Grimsby, U.K. plant. We expect to incur additional charges of $8 million through December 31, 2012, primarily related to the closure of our Grimsby, U.K. plant.

The restructuring reserve related to discontinued operations as of December 31, 2010 of $8 million was associated with the closure of our Australian styrenics business. For more information, see "Note 25. Discontinued Operations—Australian Styrenics Business Shutdown."

As of December 31, 2010, our Corporate and other segment restructuring reserve consisted of $5 million primarily related to a reorganization and regional consolidation of our transactional accounting and purchasing activities. During 2010, we recorded net charges of $5 million in Corporate and other primarily related to workforce reductions in connection with these projects.

2009 Restructuring Activities

As of December 31, 2009, our Polyurethanes segment restructuring reserve consisted of $2 million related to restructuring initiatives at our Rozenburg, The Netherlands site (as announced in 2003).

As of December 31, 2009, our Advanced Materials segment restructuring reserve consisted of $7 million related to workforce reductions in connection with a reorganization designed to implement a regional management structure. During 2009, we recorded charges of $12 million related to this reorganization project.

As of December 31, 2009, our Textile Effects segment restructuring reserve consisted of $17 million, of which $5 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $5 million related to the streamlining of the textile effects business into two global strategic business units as announced during the fourth quarter of 2008, and $7 million related to workforce reductions at our production facility in Langweid, Germany. During 2009, we recorded charges of $13 million primarily related to workforce reductions at our Germany production facility. We also reversed accruals of $7 million primarily related to the streamlining of the textile effects business and $5 million related to certain employee termination costs recorded in connection with the Textile Effects Acquisition.

As of December 31, 2009, our Pigments segment restructuring reserve consisted of $11 million primarily related to workforce reductions at our Huelva, Spain plant. During 2009, we recorded charges of $47 million, of which $29 million primarily related to the closure of our Grimsby plant and $18 million primarily related to workforce reductions at our Huelva, Spain plant. Of the $29 million of charges at our Grimsby plant, $14 million related to contract terminations, $7 million related to workforce reductions and $8 million related to decommissioning. We also recorded non-cash charges of $4 million primarily related to a provision against engineering spare parts at our Grimsby plant.

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

As of December 31, 2009, the restructuring reserve associated with discontinued operations of $34 million related to the closure of our former styrenics business in West Footscray, Australia. During 2009, we recorded charges of $63 million in discontinued operations related to the closure of this business, of which $25 million related to workforce reductions, $30 million related to estimated environmental remediation costs and $8 million related to contract termination costs.

As of December 31, 2009, our Corporate and other segment restructuring reserve consisted of $4 million related to our 2009 fixed cost reduction project announced in the first quarter of 2009. During 2009, we recorded charges of $11 million and non-cash charges of $3 million in Corporate and other related to other aspects of our 2009 fixed cost reduction project.

12. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations consist primarily of landfill capping, closure and post-closure costs and asbestos abatement costs. We are legally required to perform capping and closure and post-closure care on the landfills and asbestos abatement on certain of our premises. For each asset retirement obligation we recognized the estimated fair value of a liability and capitalized the cost as part of the cost basis of the related asset.

The following table describes changes to our asset retirement obligation liabilities, all of which were recorded in other noncurrent liabilities on the accompanying balance sheets (dollars in millions):

	December 31,	
	2011	2010
Asset retirement obligation at beginning of year	$24	$21
Accretion expense	2	1
Liabilities incurred	—	1
Liabilities assumed in connection with the consolidation of a variable interest entity	2	—
Liabilities settled	(1)	—
Foreign currency effect on reserve balance	(1)	1
Asset retirement obligation at end of year	$26	$24

13. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of the following (dollars in millions):

	December 31, 2011	December 31, 2010
Pension liabilities	$ 689	$538
Other postretirement benefits	122	124
Environmental accruals	29	35
Restructuring and plant closing costs	1	2
Asset retirement obligations	26	24
Employee benefit accrual	22	23
Legal reserve	22	13
Other	101	107
Total	$1,012	$866

14. DEBT

Outstanding debt of consolidated entities consisted of the following (dollars in millions):

	December 31, 2011	December 31, 2010
Senior Credit Facilities:		
Term loans	$1,696	$1,688
Amounts outstanding under A/R programs	237	238
Senior notes	472	452
Senior Subordinated notes	976	1,279
HPS (China) debt	167	188
Variable interest entities	281	200
Other	113	101
Total debt—excluding debt to affiliates	$3,942	$4,146
Total current portion of debt	$ 212	$ 519
Long-term portion	3,730	3,627
Total debt—excluding debt to affiliates	$3,942	$4,146
Total debt—excluding debt to affiliates	$3,942	$4,146
Notes payable to affiliates-noncurrent	4	4
Total debt	$3,946	$4,150

DIRECT AND SUBSIDIARY DEBT

Our direct debt and guarantee obligations consist of the following: guarantees of certain debt of HPS (our Chinese MDI joint venture); a guarantee of certain debt and other obligations of certain of our Australian subsidiaries; and certain indebtedness incurred from time to time to finance certain insurance premiums.

14. DEBT (Continued)

Substantially all of our other debt, including the facilities described below, has been incurred by our subsidiaries (primarily Huntsman International); such subsidiary debt is nonrecourse to us and we have no contractual obligation to fund our subsidiaries' respective operations.

Senior Credit Facilities

As of December 31, 2011, our Senior Credit Facilities consisted of our Revolving Facility, our Term Loan B, our Term Loan C and our Extended Term Loan B as follows (dollars in millions):

Facility	Committed Amount	Principal Outstanding	Carrying Value	Interest Rate(2)	Maturity
Revolving Facility	$300	$ —	$ —(1)	USD LIBOR plus 3.00%	2014(3)
Term Loan B	NA	$652	$652	USD LIBOR plus 1.50%	2014(3)
Term Loan C	NA	$427	$394	USD LIBOR plus 2.25%	2016(3)
Extended Term Loan B	NA	$650	$650	USD LIBOR plus 2.50%	2017(3)

(1) We had no borrowings outstanding under our Revolving Facility; we had approximately $20 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility.

(2) The applicable interest rate of the Senior Credit Facilities is subject to certain secured leverage ratio thresholds. As of December 31, 2011, the weighted average interest rate on our outstanding balances under the Senior Credit Facilities was approximately 2%.

(3) The maturity of the Extended Term Loan B will accelerate if we do not repay, refinance or have a minimum level of liquidity available to enable us to refinance or repay our outstanding 5.50% senior notes due 2016 at least three months prior to the maturity date of such notes.

Our obligations under the Senior Credit Facilities are guaranteed by our guarantor subsidiaries, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between certain of our subsidiaries.

On March 7, 2011, Huntsman International entered into a sixth amendment to its credit agreement. The amendment, among other things, extended $650 million of aggregate principal of Term Loan B to a stated maturity of April 2017. As noted in the table above, after the amendment, as of December 31, 2011, we have $652 million outstanding on Term Loan B with maturity of April 2014 and $650 million outstanding on Extended Term Loan B with a maturity of April 2017. The amendment increased the interest rate margin with respect to Extended Term Loan B by 1.0%. Extended Term Loan B will amortize in an amount equal to 1.0% of the principal amount, payable annually commencing on March 31, 2012. The amendment also grants Huntsman International the right to request an extension of the remaining principal balance of Term Loan B to the stated maturity date of Extended Term Loan B.

During 2010, we took the following actions with respect to our Senior Credit Facilities:

- On March 9, Huntsman International entered into the Fifth Amendment to the Credit Agreement which replaced certain agent banks, extended the stated maturity of the Revolving Facility and amended certain other terms.

14. DEBT (Continued)

- On April 26, we prepaid $124 million on Term Loan B and $40 million on Term Loan C with cash accumulated in prior periods. We incurred a loss on early extinguishment of debt of $5 million.
- On June 22, we prepaid $83 million on Term Loan B and $27 million on Term Loan C with proceeds from the final settlement of insurance claims. We incurred a loss on early extinguishment of debt of $2 million.
- We paid the annual scheduled repayment of $16 million on Term Loan B and $5 million on Term Loan C.

A/R Programs

Our A/R Programs are structured so that we grant a participating undivided interest in certain of our trade receivables to the U.S. SPE and the EU SPE. We retain the servicing rights and a retained interest in the securitized receivables. Information regarding the A/R Programs was as follows (monetary amounts in millions):

		December 31, 2011		
Facility	Maturity	Maximum Funding Availability(1)	Amount Outstanding	Interest Rate(2)(3)
U.S. A/R Program	April 2014	$250	$90(4)	Applicable Rate plus 1.50% - 1.65%
EU A/R Program	April 2014	€225 (approximately $291)	€114 (approximately $147)	Applicable Rate plus 2.0%

		December 31, 2010		
Facility	Maturity	Maximum Funding Availability(1)	Amount Outstanding	Interest Rate(2)(3)
U.S. A/R Program	October 2012	$125	$27.5	USD LIBOR rate plus 3.75%
U.S. A/R Program	October 2011	$125	$27.5	CP rate plus 3.50%
EU A/R Program	October 2011	€225 (approximately $297)	€139 (approximately $183)	GBP LIBOR rate, USD LIBOR rate or EURIBOR rate plus 3.75%

(1) The amount of actual availability under the A/R Programs may be lower based on the level of eligible receivables sold, changes in the credit ratings of our customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred, as defined in the applicable agreements.

(2) Each interest rate is defined in the applicable agreements. In addition, the U.S. SPE and the EU SPE are obligated to pay unused commitment fees to the lenders based on the amount of each lender's commitment.

(3) Applicable rate for the U.S. A/R Program is defined by the lender as either USD LIBOR or CP rate. Applicable rate for the EU A/R Program is either GBP LIBOR, USD LIBOR or EURIBOR.

(4) As of December 31, 2011 we had approximately $4 million (U.S. dollar equivalents) of letters of credit issued and outstanding under our U.S. A/R Program.

14. DEBT (Continued)

On April 15, 2011, Huntsman International entered into an amendment to the EU A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to 2.0%.

On April 18, 2011, Huntsman International entered into an amendment to the U.S. A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to a range of 1.50% to 1.65%.

Receivables transferred under the A/R Programs qualified as sales through December 31, 2009. Upon adoption of new accounting guidance in 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings as of January 1, 2010. During 2009, we recorded a loss on the off-balance sheet accounts receivable securitization program of $23 million.

As of December 31, 2011 and December 31, 2010, $633 million and $552 million respectively, of accounts receivable were pledged as collateral under the A/R Programs.

Notes

As of December 31, 2011, we had outstanding the following notes (monetary amounts in millions):

Notes	Maturity	Interest Rate	Amount Outstanding
Senior Notes	June 2016	5.500%(1)	$600 ($472 carrying value)
Senior Subordinated Notes	March 2021	8.625%	$530 ($543 carrying value)
Senior Subordinated Notes	March 2020	8.625%	$350
Senior Subordinated Notes	January 2015	7.500%	€64 (approximately $83)

(1) The effective interest rate at issuance was 11.73%.

Our notes are governed by indentures which impose certain limitations on Huntsman International, including among other things limitations on the incurrence of debt, distributions, certain restricted payments, asset sales, and affiliate transactions. The notes are unsecured obligations and are guaranteed by certain subsidiaries named as guarantors.

14. DEBT (Continued)

Redemption of Notes and Loss on Early Extinguishment of Debt

During the years ended December 31, 2011 and 2010, we redeemed or repurchased the following notes (monetary amounts in millions):

Date of Redemption	Notes	Principal Amount of Notes Redeemed	Amount Paid (Excluding Accrued Interest)	Loss on Early Extinguishment of Debt
Three months ended December 31, 2011	6.875% Senior Subordinated Notes due 2013	€70 (approximately $94)	€71 (approximately $96)	$ 2
Three months ended September 30, 2011	6.875% Senior Subordinated Notes due 2013	€14 (approximately $19)	€14 (approximately $19)	$ —
Three months ended September 30, 2011	7.5% Senior Subordinated Notes due 2015	€12 (approximately $17)	€12 (approximately $17)	$ —
July 25, 2011	7.375% Senior Subordinated Notes due 2015	$75	$77	$ 2
January 18, 2011	7.375% Senior Subordinated Notes due 2015	$100	$102	$ 3
November 29, 2010	7.875% Senior Subordinated Notes due 2014	$88	$92	$ 3
November 26, 2010	7.875% Senior Subordinated Notes due 2014	$100	$104	$ 4
October 12, 2010	7.875% Senior Subordinated Notes due 2014	$159	$165	$ 7
September 27, 2010	6.875% Senior Subordinated Notes due 2013	€132 (approximately $177)	€137 (approximately $183)	$ 7
March 17, 2010	6.875% Senior Subordinated Notes due 2013	€184 (approximately $253)	€189 (approximately $259)	$ 7
March 17, 2010	7.50% Senior Subordinated Notes due 2015	€59 (approximately $81)	€59 (approximately $81)	$ 2
January 11, 2010(1)	7.00% Convertible Notes due 2018	$250	$382	$146

(1) The convertible notes due 2018 were issued to Apollo in December 2008 as part of a settlement agreement with Apollo. These convertible notes, which would have matured on December 23, 2018, bore interest at the rate of 7% per year and were convertible into approximately 31.8 million shares of our common stock at any time by the holders.

14. DEBT (Continued)

For the year ended December 31, 2011, we recorded a loss on early extinguishment of debt of $7 million. For the year ended December 31, 2010, in connection with redemptions described in the table above, we recorded a loss on early extinguishment of debt of $176 million. As noted in "—Senior Credit Facilities" above, we also recognized a $7 million loss on early extinguishment of debt in 2010 on the prepayment of $274 million of Term Loans. For the year ended December 31, 2009, we recorded a loss on early extinguishment of debt of $21 million.

Variable Interest Entity Debt

On April 1, 2011, we began consolidating Sasol-Huntsman which was previously accounted for under the equity method. See "Note 7. Variable Interest Entities." Sasol-Huntsman has a facility agreement for a €77 million (approximately $100 million) term loan facility and a €5 million (approximately $6 million) revolving facility. As of December 31, 2011, Sasol-Huntsman had no borrowings under the revolving facility and had €73 million (approximately $95 million) outstanding under the term loan facility. The facility will be repaid over semiannual installments, with the final repayment scheduled for December 2018. Obligations under the facility agreement are secured by, among other things, first priority right on the property, plant and equipment of Sasol-Huntsman.

As of December 31, 2011, Arabian Amines Company had $186 million outstanding under its loan commitments and debt financing arrangements which consisted of the following:

- An SIDF Facility with SAR 482 million (approximately $129 million) outstanding. Repayment of the loan is to be made in semiannual installments that are scheduled to begin in 2012, with final maturity in 2018. The loan is secured by a mortgage over the fixed assets of the project and is 100% guaranteed by the Zamil Group, our 50% joint venture partner.
- A multipurpose Islamic term facility with $57 million outstanding. This facility is scheduled to be repaid in semiannual installments, with final maturity in 2022.

Other Debt

During the year ended December 31, 2011, HPS repaid $4 million and RMB 151 million (approximately $24 million) of term loans and working capital loans under its secured facilities. In addition, during the year ended December 31, 2011, HPS refinanced RMB 38 million (approximately $6 million) in working capital loans and borrowed an additional RMB 145 million (approximately $23 million) in working capital loans with maturity in 2014. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and approximately 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2011, HPS had $12 million and RMB 474 million (approximately $75 million) term loan and working capital borrowings under these secured facilities. As of December 31, 2011, the interest rate was approximately 1% for U.S. dollar borrowings and 6% for RMB borrowings. We have guaranteed certain of these loans.

As of December 31, 2011, HPS also had RMB 499 million (approximately $79 million) outstanding under a loan facility for working capital loans and discounting commercial drafts with recourse, which is classified as current portion of debt on the accompanying consolidated balance sheets. Interest is calculated using a Peoples Bank of China rate plus the applicable margin. The all-in rate as of December 31, 2011 was approximately 6%.

14. DEBT (Continued)

As of December 31, 2011, our Australian subsidiary has A$26 million (approximately $26 million) outstanding under its credit facility. The credit facility is comprised of a revolving facility with A$14 million (approximately $14 million) outstanding and a term facility with A$12 million (approximately $12 million) outstanding. On September 1, 2011, our Australian subsidiary entered into an amendment with the lender to modify certain terms of the credit facility.

During the third quarter of 2011, we incurred other debt related to the financing of our insurance premiums in connection with our annual renewal in July 2011. As of December 31, 2011, the outstanding amount of financed insurance premiums was $15 million, all of which was classified as current portion of debt on the accompanying consolidated balance sheets.

COMPLIANCE WITH COVENANTS

We believe that we are in compliance with the covenants contained in the agreements governing our material debt instruments, including our Senior Credit Facilities, our A/R Programs and our notes.

Our material financing arrangements contain certain covenants with which we must comply. A failure to comply with a covenant could result in a default under a financing arrangement if not waived or amended. A default under these material financing arrangements generally allows debt holders the option to declare the underlying debt obligations immediately due and payable.

Furthermore, certain of our material financing arrangements contain cross default and cross acceleration provisions under which a failure to comply with the covenants in one financing arrangement may result in an event of default under another financing arrangement.

Our Senior Credit Facilities are subject to the Leverage Covenant which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). The Leverage Covenant is a net senior secured leverage ratio covenant which requires that Huntsman International's ratio of senior secured debt to EBITDA (as defined in the applicable agreement) is not more than 3.75 to 1.

If in the future Huntsman International failed to comply with the Leverage Covenant, then we may not have access to liquidity under our Revolving Facility. If Huntsman International failed to comply with the Leverage Covenant at a time when we had uncollateralized loans or letters of credit outstanding under the Revolving Facility, Huntsman International would be in default under the Senior Credit Facilities, and, unless Huntsman International obtained a waiver or forbearance with respect to such default (as to which we can provide no assurance), Huntsman International could be required to pay off the balance of the Senior Credit Facilities in full, and we may not have further access to such facilities.

The agreements governing our A/R Programs also contain certain receivable performance metrics. Any material failure to meet the applicable A/R Programs' metrics in the future could lead to an early termination event under the A/R Programs, which could require us to cease our use of such facilities, prohibiting us from additional borrowings against our receivables or, at the discretion of the lenders, requiring that we repay the A/R Programs in full. An early termination event under the A/R Programs would also constitute an event of default under our Senior Credit Facilities, which could require us to

14. DEBT (Continued)

pay off the balance of the Senior Credit Facilities in full and could result in the loss of our Senior Credit Facilities.

MATURITIES

The scheduled maturities of our debt (excluding debt to affiliates) by year as of December 31, 2011 are as follows (dollars in millions):

Year ending December 31	
2012	$ 212
2013	86
2014	973
2015	135
2016	897
Thereafter	1,639
	$3,942

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive (loss) income.

INTEREST RATE RISKS

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded in other comprehensive loss. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

of December 31, 2011 and 2010, the fair value of the hedge was $(3) million and $(2) million, respectively, and was recorded in other noncurrent liabilities.

On January 19, 2010, we entered into an additional five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded as other comprehensive loss. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate. As of December 31, 2011 and 2010, the fair value of the hedge was $(3) million and $(2) million, respectively, and was recorded in other noncurrent liabilities.

On September 1, 2011, we entered into a $50 million forward interest rate contract that will begin in December 2014 with maturity in April 2017 and a $50 million forward interest rate contract that will begin in January 2015 with maturity in April 2017. These two forward contracts are to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities once our existing interest rate hedges mature. These swaps are designated as a cash flow hedges and the effective portion of the changes in the fair value of the swaps were recorded in other comprehensive income. Both interest rate contracts will pay a fixed 2.5% on the hedge and receive the one-month LIBOR rate once the contracts begin in 2014 and 2015, respectively. As of December 31, 2011, the combined fair value of these two hedges was $(1) million and was recorded in other noncurrent liabilities on the accompanying condensed consolidated balance sheets.

In 2009, Sasol-Huntsman entered into derivative transactions to hedge the variable interest rate associated with its local credit facility. These derivative rate hedges include a floating to fixed interest rate contract providing Sasol-Huntsman with EURIBOR interest payments for a fixed payment of 3.62% and a cap for future periods with a strike price of 3.62%. In connection with the consolidation of Sasol-Huntsman as of April 1, 2011, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities." The notional amount of the hedge as of December 31, 2011 was €51 million (approximately $66 million) and the derivative transactions do not qualify for hedge accounting. As of December 31, 2011, the fair value of this hedge was €(3) million (approximately $3 million) and was recorded in other noncurrent liabilities on the accompanying consolidated balance sheets. For 2011 we recorded interest expense of €2 million (approximately $2 million) due to changes in the fair value of the swap.

Beginning in 2009, Arabian Amines Company entered into a 12-year floating to fixed interest rate contract providing for a receipt of LIBOR interest payments for a fixed payment of 5.02%. In connection with the consolidation of Arabian Amines Company as of July 1, 2010, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities." The notional amount of the swap as of December 31, 2011 was $38 million, and the interest rate contract is not designated as a cash flow hedge. As of December 31, 2011 and 2010, the fair value of the swap was $(6) million and $(5) million, respectively, and was recorded as other noncurrent liabilities on the accompanying consolidated balance sheets. For 2011 and 2010, we recorded additional (reduction of) interest expense of $1 million and $(1) million, respectively, due to changes in fair value of the swap.

For the years ended December 31, 2011 and 2010, the changes in accumulated other comprehensive (loss) income associated with these cash flow hedging activities was approximately $4 million and $5 million, respectively.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

During 2012, accumulated other comprehensive (loss) income of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

Foreign Exchange Rate Risk

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2011 and 2010, we had approximately $263 million and $183 million notional amount (in U.S. dollar equivalents) outstanding, respectively, in foreign currency contracts with a term of approximately one month.

In conjunction with the issuance of our 8.625% senior subordinated notes due 2020, we entered into cross-currency interest rate contracts with three counterparties. On March 17, 2010, we made payments of $350 million to these counterparties and received €255 million from these counterparties, and on maturity (March 15, 2015) we are required to pay €255 million to these counterparties and will receive $350 million from these counterparties. On March 15 and September 15 of each year, we will receive U.S. dollar interest payments of approximately $15 million (equivalent to an annual rate of 8.625%) and make interest payments of approximately €11 million (equivalent to an annual rate of approximately 8.41%). This swap is designated as a hedge of net investment for financial reporting purposes. As of December 31, 2011 and 2010, the fair value of this swap was $27 million and $19 million, respectively, and was recorded as noncurrent assets in our consolidated balance sheet. For 2011 and 2010, we recorded the effective portion of the changes in the fair value of $8 million and $7 million, respectively, in other comprehensive income, and we recorded the ineffective portion of nil and $12 million, respectively, as a reduction to interest expense. On July 15, 2010, we changed the method of assessing the effectiveness of this hedge from the spot method to the forward method, which we believe will reduce the ineffective portion and lower volatility in interest expense in future periods.

A portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("permanent loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt and derivative instruments to determine the appropriate amounts designated as hedges. As of December 31, 2011, we have designated approximately €319 million (approximately $412 million) of euro-denominated debt and cross-currency interest rate contracts as a hedge of our net investment. For the years ended December 31, 2011, 2010 and 2009, the amount of gain (loss) recognized on the hedge of our net investment was $5 million, $34 million and $(5) million, respectively, and was recorded in other comprehensive (loss) income. As of December 31, 2011, we had approximately €1,162 million (approximately $1,503 million) in net euro assets.

Commodity Prices Risk

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

16. FAIR VALUE

The fair values of our financial instruments were as follows (dollars in millions):

	December 31,			
	2011		2010	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Non-qualified employee benefit plan investments	$ 12	$ 12	$ 11	$ 11
Cross-currency interest rate contacts	27	27	19	19
Interest rate contracts	(17)	(17)	(9)	(9)
Long-term debt (including current portion)	(3,942)	(4,061)	(4,146)	(4,371)

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of nonqualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of our long-term debt are based on quoted market prices for the identical liability when traded as an asset in an active market.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2011 and 2010. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2011, and current estimates of fair value may differ significantly from the amounts presented herein.

16. FAIR VALUE (Continued)

The following assets are measured at fair value on a recurring basis (dollars in millions):

Description	December 31, 2011	Fair Value Amounts Using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Available-for sale equity securities:				
Equity mutual funds	$ 12	$12	$ —	$—
Derivatives:				
Cross-currency interest rate contract(1)	27	—	—	27
Total assets	$ 39	$12	$ —	$27
Liabilities:				
Derivatives:				
Interest rate contracts(2)	$(17)	$—	$(17)	$—

Description	December 31, 2010	Fair Value Amounts Using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Available-for sale equity securities:				
Equity mutual funds	$11	$11	$—	$—
Derivatives:				
Cross-currency interest rate contract(1)	19	—	—	19
Total assets	$30	$11	$—	$19
Liabilities:				
Derivatives:				
Interest rate contracts(2)	$(9)	$—	$(9)	$—

(1) The income approach is used to calculate the fair value of these instruments. Fair value represents the present value of estimated future cash flows, calculated using relevant interest rates, exchange rates, and yield curves at stated intervals.

(2) The income approach is used to calculate the fair value of these instruments. Fair value represents the present value of estimated future cash flows, calculated using relevant interest rates and yield curves at stated intervals.

During the year ended December 31, 2011, no changes were made to the valuation techniques used to measure fair value.

16. FAIR VALUE (Continued)

The following table shows a reconciliation of beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (dollars in millions):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Cross-currency interest rate contracts	Total
Beginning balance, January 1, 2011	$19	$19
Total gains (losses):		
Included in earnings	—	—
Included in other comprehensive income (loss)	8	8
Purchases, issuances and settlements	—	—
Ending balance, December 31, 2011	$27	$27
The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2011	$—	$—

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Realized interest in securitized receivables	Cross-currency interest rate contracts	Total
Beginning balance, January 1, 2010	$ 262	$—	$ 262
Total gains (losses):			
Included in earnings	—	12	12
Included in other comprehensive income (loss)	—	7	7
Purchases, issuances and settlements(1)	(262)	—	(262)
Ending balance, December 31, 2010	$ —	$19	$ 19
The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2010	$ —	$12	$ 12

(1) Upon adoption of ASU 2009-16, transfers of our accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, beginning January 1, 2010, the amounts outstanding under the A/R Programs were accounted for as secured borrowings and the retained interest in securitized receivables was no longer relevant.

Gains (realized and unrealized) included in earnings for 2011 and 2010 are reported in interest expense and other comprehensive income (loss) as follows (dollars in millions):

	Interest expense	Other comprehensive income (loss)
2011		
Total net gains included in earnings	$—	$—
Changes in unrealized gains relating to assets still held at December 31, 2011	$—	$ 8

16. FAIR VALUE (Continued)

	Interest expense	Other comprehensive income (loss)
2010		
Total net gains included in earnings	$12	$—
Changes in unrealized gains relating to assets still held at December 31, 2010	$12	$ 7

17. EMPLOYEE BENEFIT PLANS

Defined Benefit and Other Postretirement Benefit Plans

Our employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all of our full-time U.S. employees. Effective July 1, 2004, the Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts. For participating employees, benefits accrued under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense.

We sponsor defined benefit plans in a number of countries outside of the U.S. The availability of these plans, and their specific design provisions, are consistent with local competitive practices and regulations.

During the fourth quarter of 2010, our Tioxide U.K. pension plan was closed to new entrants. For existing participants, benefits will only grow as a result of increases in pay. A defined contribution plan was established to replace the Tioxide U.K. pension plan for future benefit accruals.

We also sponsor unfunded postretirement benefit plans other than pensions, which provide medical and life insurance benefits.

Our postretirement benefit plans provide a fully insured Medicare Part D plan including prescription drug benefits affected by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). We cannot determine whether the medical benefits provided by our postretirement benefit plans are actuarially equivalent to those provided by the Act. We do not collect a subsidy and our net periodic postretirement benefits cost, and related benefit obligation, do not reflect an amount associated with the subsidy.

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act. On March 30, 2010, President Obama signed into law a reconciliation measure, the Health Care and Education Reconciliation Act of 2010. The passage of this legislation has resulted in comprehensive reform of health care in the U.S. We do not believe that this will have a significant impact on our financial position.

17. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31, 2011 and 2010 (dollars in millions):

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2011		2010		2011		2010	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in benefit obligation								
Benefit obligation at beginning of year	$ 761	$2,255	$ 705	$2,152	$ 129	$ 7	$ 127	$ 8
Service cost	23	44	21	44	3	—	3	—
Interest cost	44	110	40	102	7	1	7	—
Participant contributions	—	14	—	13	5	—	4	—
Plan amendments	—	(1)	—	—	—	—	—	—
Foreign currency exchange rate changes	—	(13)	—	(23)	—	(1)	—	—
Settlements/transfers	—	(20)	—	(10)	—	—	—	—
Curtailments	—	(38)	—	—	—	—	—	—
Special termination benefits	—	8	—	—	—	—	—	—
Actuarial loss	47	83	34	64	1	—	5	—
Benefits paid	(41)	(111)	(39)	(87)	(17)	(1)	(17)	(1)
Benefit obligation at end of year	$ 834	$2,331	$ 761	$2,255	$ 128	$ 6	$ 129	$ 7
Change in plan assets								
Fair value of plan assets at beginning of year	$ 517	$2,025	$ 461	$1,880	$ —	$—	$ —	$—
Actual return on plan assets	(7)	43	61	163	—	—	—	—
Foreign currency exchange rate changes	—	(10)	—	(15)	—	—	—	—
Participant contributions	—	14	—	13	5	—	4	—
Other	—	(1)	—	2	—	—	—	—
Company contributions	69	86	34	79	12	1	13	1
Settlements/transfers	—	(20)	—	(10)	—	—	—	—
Benefits paid	(41)	(111)	(39)	(87)	(17)	(1)	(17)	(1)
Fair value of plan assets at end of year	$ 538	$2,026	$ 517	$2,025	$ —	$—	$ —	$—
Funded status								
Fair value of plan assets	$ 538	$2,026	$ 517	$2,025	$ —	$—	$ —	$—
Benefit obligation	834	2,331	761	2,255	128	6	129	7
Accrued benefit cost	$(296)	$ (305)	$(244)	$ (230)	$(128)	$(6)	$(129)	$(7)
Amounts recognized in balance sheet								
Noncurrent asset	$ —	$ 100	$ —	$ 75	$ —	$—	$ —	$—
Current liability	(6)	(6)	(5)	(6)	(12)	—	(12)	—
Noncurrent liability	(290)	(399)	(239)	(299)	(116)	(6)	(117)	(7)
	$(296)	$ (305)	$(244)	$ (230)	$(128)	$(6)	$(129)	$(7)

17. EMPLOYEE BENEFIT PLANS (Continued)

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2011		2010		2011		2010	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in accumulated other comprehensive loss (income)								
Net actuarial loss	$366	$562	$281	$434	$ 25	$ 1	$ 26	$ 1
Prior service cost	(22)	2	(27)	2	(10)	—	(13)	—
Transition obligation	1	—	1	—	—	—	—	—
	$345	$564	$255	$436	$ 15	$ 1	$ 13	$ 1

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (dollars in millions):

	Defined Benefit Plans		Other Postretirement Benefit Plans	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Actuarial loss	$21	$23	$ 2	$—
Prior service cost	(5)	(2)	(3)	—
Total	$16	$21	$(1)	$—

Components of net periodic benefit costs for the years ended December 31, 2011, 2010 and 2009 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2011	2010	2009	2011	2010	2009
Service cost	$ 23	$ 21	$ 20	$ 44	$ 44	$ 43
Interest cost	44	40	41	110	102	102
Expected return on plan assets	(47)	(42)	(41)	(140)	(121)	(104)
Amortization of transition obligation	—	—	—	—	—	1
Amortization of prior service cost	(4)	(5)	(5)	(2)	(1)	(1)
Amortization of actuarial loss	16	11	7	16	14	27
Settlement loss (gain)	—	—	2	—	—	—
Special termination benefits	—	—	—	8	—	2
Net periodic benefit cost	$ 32	$ 25	$ 24	$ 36	$ 38	$ 70

17. EMPLOYEE BENEFIT PLANS (Continued)

	Other Postretirement Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2011	2010	2009	2011	2010	2009
Service cost	$ 3	$ 3	$ 3	$—	$—	$ 3
Interest cost	7	7	8	1	—	—
Amortization of prior service cost	(3)	(3)	(4)	—	—	—
Amortization of actuarial loss	2	1	1	—	—	—
Net periodic benefit cost	$ 9	$ 8	$ 8	$ 1	$—	$ 3

The amounts recognized in net periodic benefit cost and other comprehensive loss (income) as of December 31, 2011, 2010 and 2009 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2011	2010	2009	2011	2010	2009
Current year actuarial loss (gain)	$101	$ 16	$ (7)	$182	$ 20	$(124)
Amortization of actuarial gain	(16)	(11)	(7)	(16)	(14)	(27)
Current year prior service (credit) cost	—	—	—	(2)	—	1
Amortization of prior service cost	4	4	5	2	1	1
Amortization of transition asset	—	—	—	—	—	(1)
Curtailment effects	—	—	—	(38)	—	(12)
Settlements	—	—	(2)	—	—	—
Total recognized in other comprehensive loss (income)	89	9	(11)	128	7	(162)
Net periodic benefit cost	32	25	24	36	38	70
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$121	$ 34	$ 13	$164	$ 45	$ (92)

	Other Postretirement Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2011	2010	2009	2011	2010	2009
Current year actuarial loss (gain)	$ 1	$ 5	$(14)	$—	$—	$—
Amortization of actuarial gain	(1)	(2)	(1)	—	—	—
Current year prior service credit	—	—	(5)	—	—	—
Amortization of prior service cost	2	3	4	—	—	—
Total recognized in other comprehensive loss (income)	2	6	(16)	—	—	—
Net periodic benefit cost	9	8	8	1	—	3
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$11	$14	$ (8)	$ 1	$—	$ 3

17. EMPLOYEE BENEFIT PLANS (Continued)

The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

	Defined Benefit Plans					
	U.S. plans			Non U.S. plans		
	2011	2010	2009	2011	2010	2009
Projected benefit obligation						
Discount rate	5.30%	5.70%	5.90%	4.39%	4.69%	4.94%
Rate of compensation increase	3.88%	3.88%	3.88%	3.44%	3.38%	3.23%
Net periodic pension cost						
Discount rate	5.70%	5.90%	6.47%	4.69%	4.94%	5.04%
Rate of compensation increase	3.88%	3.88%	3.77%	3.38%	3.23%	3.21%
Expected return on plan assets	8.19%	8.20%	8.25%	6.62%	6.65%	6.62%

	Other Postretirement Benefit Plans					
	U.S. plans			Non U.S. plans		
	2011	2010	2009	2011	2010	2009
Projected benefit obligation						
Discount rate	5.09%	5.46%	5.59%	6.09%	6.69%	7.47%
Net periodic pension cost						
Discount rate	5.46%	5.59%	6.39%	6.69%	7.47%	7.60%

In both 2011 and 2010, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 7.5% decreasing to 5% after 2016. Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent point change in assumed health care cost trend rates would have the following effects (dollars in millions):

	Increase	Decrease
Asset category		
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	4	(4)

The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets as of December 31, 2011 and 2010 were as follows (dollars in millions):

	U.S. plans		Non-U.S. plans	
	2011	2010	2011	2010
Projected benefit obligation in excess of plan assets				
Projected benefit obligation	$834	$761	$1,897	$1,797
Fair value of plan assets	538	517	1,492	1,493

17. EMPLOYEE BENEFIT PLANS (Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2011 and 2010 were as follows (dollars in millions):

	U.S. plans		Non-U.S. plans	
	2011	2010	2011	2010
Accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$834	$761	$1,618	$745
Accumulated benefit obligation	789	712	1,500	684
Fair value of plan assets	538	517	1,251	514

Expected future contributions and benefit payments are as follows (dollars in millions):

	U.S. Plans		Non-U.S. Plans	
	Defined Benefit Plans	Other Postretirement Benefit Plans	Defined Benefit Plans	Other Postretirement Benefit Plans
2012 expected employer contributions				
To plan trusts	$ 72	$11	$ 70	$1
Expected benefit payments				
2012	58	11	97	1
2013	59	11	91	1
2014	50	11	93	1
2015	50	11	99	1
2016	53	11	101	1
2017 - 2021	302	50	546	2

Our investment strategy with respect to pension assets is to pursue an investment plan that, over the long term, is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets, and not threaten the plan's ability to meet currently committed obligations. Additionally, our investment strategy is to achieve returns on plan assets, subject to a prudent level of portfolio risk. Plan assets are invested in a broad range of investments. These investments are diversified in terms of domestic and international equities, both growth and value funds, including small, mid and large capitalization equities; short-term and long-term debt securities; real estate; and cash and cash equivalents. The investments are further diversified within each asset category. The portfolio diversification provides protection against a single investment or asset category having a disproportionate impact on the aggregate performance of the plan assets.

Our pension plan assets are managed by outside investment managers. The investment managers value our plan assets using quoted market prices, other observable inputs or unobservable inputs. For certain assets, the investment managers obtain third party appraisals at least annually, which use valuation techniques and inputs specific to the applicable property, market, or geographic location.

We have established target allocations for each asset category. Our pension plan assets are periodically rebalanced based upon our target allocations.

17. EMPLOYEE BENEFIT PLANS (Continued)

The fair value of plan assets for the pension plans was $2.6 billion and $2.5 billion at December 31, 2011 and 2010, respectively. The following plan assets are measured at fair value on a recurring basis (dollars in millions):

		Fair Value Amounts Using		
Asset category	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
U.S. pension plans:				
Equities	$ 294	$166	$ 128	$—
Fixed income	170	106	64	—
Real estate/other	72	45	—	27
Cash	2	2	—	—
Total U.S. pension plan assets	$ 538	$319	$ 192	$27
Non-U.S. pension plans:				
Equities	$ 771	$361	$ 410	$—
Fixed income	923	304	619	—
Real estate/other	316	1	281	34
Cash	16	16	—	—
Total non-U.S. pension plan assets	$2,026	$682	$1,310	$34

		Fair Value Amounts Using		
Asset category	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
U.S. pension plans:				
Equities	$ 295	$174	$ 121	$—
Fixed income	155	97	57	1
Real estate/other	64	45	—	19
Cash	3	3	—	—
Total U.S. pension plan assets	$ 517	$319	$ 178	$20
Non-U.S. pension plans:				
Equities	$ 868	$440	$ 428	$—
Fixed income	891	244	647	—
Real estate/other	248	2	213	33
Cash	18	18	—	—
Total non-U.S. pension plan assets	$2,025	$704	$1,288	$33

17. EMPLOYEE BENEFIT PLANS (Continued)

The following table reconciles the beginning and ending balances of plan assets measured at fair value using unobservable inputs (Level 3) (dollars in millions):

	Real Estate/Other	
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)	**Year ended December 31, 2011**	**Year ended December 31, 2010**
Balance at beginning of period	$52	$33
Return on pension plan assets	(1)	3
Purchases, sales and settlements	10	16
Balance at end of period	$61	$52

	Fixed Income	
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)	**Year ended December 31, 2011**	**Year ended December 31, 2010**
Balance at beginning of period	$ 1	$—
Return on pension plan assets	—	—
Purchases, sales and settlements	(1)	1
Balance at end of period	$—	$ 1

Based upon historical returns, the expectations of our investment committee and outside advisors, the expected long term rate of return on the pension assets is estimated to be between 6.62% and 8.25%. The asset allocation for our pension plans at December 31, 2011 and 2010 and the target allocation for 2012, by asset category are as follows:

Asset category	Target Allocation 2012	Allocation at December 31, 2011	Allocation at December 31, 2010
U.S. pension plans:			
Equities	54%	55%	57%
Fixed income	33%	32%	30%
Real estate/other	13%	13%	12%
Cash	—	—	1%
Total U.S. pension plans	100%	100%	100%
Non-U.S. pension plans:			
Equities	39%	38%	43%
Fixed income	45%	46%	44%
Real estate/other	15%	15%	12%
Cash	1%	1%	1%
Total non-U.S. pension plans	100%	100%	100%

Equity securities in our pension plans did not include any equity securities of our Company or our affiliates at the end of 2011.

17. EMPLOYEE BENEFIT PLANS (Continued)

Defined Contribution Plans

We have a money purchase pension plan covering substantially all of our domestic employees who were hired prior to January 1, 2004. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%).

We also have a salary deferral plan covering substantially all U.S. employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

Along with the introduction of the cash balance formula within our defined benefit pension plan, the money purchase pension plan was closed to new hires. At the same time, the company match in the salary deferral plan was increased, for new hires, to a 100% match, not to exceed 4% of the participant's compensation, once the participant has achieved six years of service with the Company.

Our total combined expense for the above defined contribution plans for the years ended December 31, 2011, 2010 and 2009 was $14 million, $14 million and $12 million, respectively.

Supplemental Salary Deferral Plan and Supplemental Executive Retirement Plan

The Huntsman Supplemental Savings Plan ("Huntsman SSP") is a non-qualified plan covering key management employees and allows participants to defer amounts that would otherwise be paid as compensation. The participant can defer up to 75% of their salary and bonus each year. This plan also provides benefits that would be provided under the Huntsman Salary Deferral Plan if that plan were not subject to legal limits on the amount of contributions that can be allocated to an individual in a single year. The Huntsman SSP was amended and restated effective as of January 1, 2005 to allow eligible executive employees to comply with Section 409A of the Internal Revenue Code of 1986.

The Huntsman Supplemental Executive Retirement Plan (the "SERP") is an unfunded non-qualified pension plan established to provide certain executive employees with benefits that could not be provided, due to legal limitations, under the Huntsman Defined Benefit Pension Plan, a qualified defined benefit pension plan, and the Huntsman Money Purchase Pension Plan, a qualified money purchase pension plan.

Assets of these plans are included in other noncurrent assets and as of December 31, 2011 and 2010 were $12 million and $11 million, respectively. During each of the years ended December 31, 2011, 2010 and 2009, we expensed a total of $1 million, $1 million and nil, respectively, as contributions to the Huntsman SSP and the SERP.

17. EMPLOYEE BENEFIT PLANS (Continued)

Stock-based Incentive Plan

In connection with the initial public offering of common and preferred stock on February 16, 2005, we adopted the Huntsman Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, nonvested stock, phantom stock, performance awards and other stock-based awards to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. As of December 31, 2011 we are authorized to grant up to of 32.6 million shares under the Stock Incentive Plan. See "Note 22. Stock-Based Compensation Plan."

International Plans

International employees are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are included in the consolidated financial statements in other long-term liabilities.

18. INCOME TAXES

The following is a summary of U.S. and non-U.S. provisions for current and deferred income taxes (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
Income tax expense (benefit):			
U.S.			
Current	$ 69	$(35)	$188
Deferred	4	47	160
Non-U.S.			
Current	63	41	18
Deferred	(27)	(24)	78
Total	$109	$ 29	$444

18. INCOME TAXES (Continued)

The following schedule reconciles the differences between the U.S. federal income taxes at the U.S. statutory rate to our provision (benefit) for income taxes (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
Income from continuing operations before income taxes	$360	$ 20	$569
Expected tax expense at U.S. statutory rate of 35%	$126	$ 7	$199
Change resulting from:			
State tax expense (benefit) net of federal benefit	7	(4)	7
Non-U.S. tax rate differentials	6	(16)	46
Effects of non-U.S. operations	7	28	(4)
Portion of Convertible Note loss on early extinguishment of debt treated as equity for tax purposes	—	43	—
Tax authority dispute resolutions	(4)	(21)	(6)
Tax benefit of losses with valuation allowances as a result of other comprehensive income	(1)	(4)	(38)
Change in valuation allowance	(16)	(19)	223
Other, net	(16)	15	17
Total income tax expense	$109	$ 29	$444

On September 8, 2009, we announced the closure of our Australia Styrenics operations. U.S. tax law, under our relevant facts, provides for a deduction on investments that are "worthless" for U.S. tax purposes. Therefore, during 2011, 2010, and 2009, we recorded tax benefits of $2 million, $28 million and $74 million, respectively, in discontinued operations related to the closure of and the cumulative U.S. investments in our Australia Styrenics business.

Included in the 2011, 2010 and 2009 non-U.S. deferred tax expense is $1 million, $4 million and $38 million, respectively, of income tax benefit for losses from continuing operations for certain jurisdictions with valuation allowances to the extent income was recorded in other comprehensive income. An offsetting income tax expense was recognized in accumulated other comprehensive income.

The components of income (loss) from continuing operations before income taxes were as follows (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
U.S.	$256	$(126)	$ 901
Non-U.S.	104	146	(332)
Total	$360	$ 20	$ 569

18. INCOME TAXES (Continued)

Components of deferred income tax assets and liabilities were as follows (dollars in millions):

	December 31, 2011	December 31, 2010
Deferred income tax assets:		
Net operating loss carryforwards	$ 824	$ 780
Pension and other employee compensation	256	218
Property, plant and equipment	77	97
Intangible assets	36	51
Foreign tax credits	46	58
Other, net	98	119
Total	$1,337	$1,323
Deferred income tax liabilities:		
Property, plant and equipment	$ (549)	$ (562)
Pension and other employee compensation	(25)	(19)
Other, net	(108)	(111)
Total	$ (682)	$ (692)
Net deferred tax asset before valuation allowance	$ 655	$ 631
Valuation allowance	(756)	(797)
Net deferred tax liability	$ (101)	$ (166)
Current deferred tax asset	$ 20	$ 1
Current deferred tax liability	(7)	(19)
Non-current deferred tax asset	195	166
Non-current deferred tax liability	(309)	(314)
Net deferred tax liability	$ (101)	$ (166)

We have net operating loss carryforwards ("NOLs") of $2,743 million in various non-U.S. jurisdictions. While the majority of the non-U.S. NOLs have no expiration date, $1,172 million have a limited life (of which $1,064 million are subject to a valuation allowance) and none are scheduled to expire in 2012. We had $68 million of NOLs expire unused in 2011, substantially all of which were in Switzerland and had been subject to a full valuation allowance.

Included in the $2,743 million of non-U.S. NOLs is $977 million attributable to our Luxembourg entities. As of December 31, 2011, there is a valuation allowance of $268 million against these net tax-effected NOLs of $281 million. Due to the uncertainty surrounding the realization of the benefits of these losses, we have reduced substantially all of the related deferred tax asset with a valuation allowance.

Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future.

18. INCOME TAXES (Continued)

During 2011, we released valuation allowances of $27 million on a portion of our net deferred tax assets in France, Spain, Singapore, Australia and Luxembourg, and we established valuation allowances of $5 million on certain net deferred tax assets in China and Thailand.

Recent profitability in our Pigments business has led to sufficient positive evidence to release a portion of the valuation allowances in France and Spain, in amounts of $10 million and $2 million, respectively. Continued and sustained profitability in the Pigments business could result in additional valuation allowances being released in the future. The valuation allowance in Singapore of $2 million was released primarily as a result of a cumulative history of operating profits. Additional partial valuation allowance releases were recognized in Australia of $5 million and Luxembourg of $8 million, and these will continue to be periodically adjusted with any significant changes in estimated future taxable income, all within the current plans for the future tax structure of these jurisdictions.

Cumulative losses and the restructuring of our Textile Effects business resulted in the determination that it is more likely than not that the deferred tax assets of the Textile Effects businesses in China of $4 million and Thailand of $1 million would not be realized. Continued sustained losses in the Textile Effects business could result in the future establishment of additional valuation allowances in other jurisdictions.

During 2010, we released valuation allowances of $20 million on certain net deferred tax assets, principally in Australia (as a result of discontinuing the unprofitable portion of the business operations in that country) and Luxembourg (as a result of restructuring our internal treasury activities such that a portion of the deferred tax assets is more likely than not to be realized). During 2009, we established valuation allowances of $149 million on certain net deferred tax assets, principally in the U.K., primarily as a result of a cumulative history of operating losses.

Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions and result in additional valuation allowances in future periods.

The following is a summary of changes in the valuation allowance (dollars in millions):

	2011	2010	2009
Valuation allowance as of January 1	$797	$842	$ 669
Valuation allowance as of December 31	756	797	842
Net decrease (increase)	41	45	(173)
Foreign currency movements	(30)	1	14
Increase (decrease) to deferred tax assets with an offsetting (decrease) increase to valuation allowances	5	(27)	(64)
Change in valuation allowance per rate reconciliation	$ 16	$ 19	$(223)
Components of change in valuation allowance affecting tax expense:			
Pre-tax losses in jurisdictions with valuation allowances resulting in no tax expense or benefit	$ (6)	$ (1)	$ (78)
Releases of valuation allowances in various jurisdictions	27	20	4
Establishments of valuation allowances in various jurisdictions	(5)	—	(149)
Change in valuation allowance per rate reconciliation	$ 16	$ 19	$(223)

18. INCOME TAXES (Continued)

The following is a reconciliation of our unrecognized tax benefits (dollars in millions):

	2011	2010
Unrecognized tax benefits as of January 1	$43	$ 74
Gross increases and decreases—tax positions taken during a prior period	(3)	(27)
Gross increases and decreases—tax positions taken during the current period	3	4
Reductions resulting from the lapse of statutes of limitation	(4)	(10)
Foreign currency movements	—	2
Unrecognized tax benefits as of December 31	$39	$ 43

As of December 31, 2011 and 2010, the amount of unrecognized tax benefits which, if recognized, would affect the effective tax rate is $31 million and $32 million, respectively.

In accordance with our accounting policy, we continue to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense.

	Year ended December 31,		
	2011	2010	2009
Interest expense included in tax expense	$ 5	$ 1	$3
Penalties expense included in tax expense	—	—	1

	December 31,	
	2011	2010
Accrued liability for interest	$13	$8
Accrued liability for penalties	2	2

We conduct business globally and, as a result, we file income tax returns in the U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
China	2002 and later
Hong Kong	2000 and later
India	2004 and later
Italy	2007 and later
Malaysia	2003 and later
Switzerland	2006 and later
The Netherlands	2006 and later
United Kingdom	2008 and later
United States federal	2011 and later

Certain of our U.S. and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately agreed upon in resolution of the issues raised may differ materially from the amounts accrued.

18. INCOME TAXES (Continued)

We estimate that it is reasonably possible that certain of our unrecognized tax benefits, which are individually insignificant, (both U.S. and non-U.S.) could change within 12 months of the reporting date with a resulting decrease in the unrecognized tax benefits within a reasonably possible range of $2 million to $19 million. For the 12-month period from the reporting date, we would expect that a substantial portion of the decrease in our unrecognized tax benefits would result in a corresponding benefit to our income tax expense.

During 2011, we concluded and effectively settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Australia, China, France and Germany. During 2010, we concluded and settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Belgium, Spain, Indonesia, Thailand and the U.K. During 2009, we concluded and settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Belgium and Italy.

For non-U.S. entities that were not treated as branches for U.S. tax purposes, the Company does not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were approximately $226 million at December 31, 2011. It is not practicable to determine the unrecognized deferred tax liability on those earnings. We have material inter-company debt obligations owed by our non-U.S. subsidiaries to the U.S. The Company does not intend to repatriate earnings to the U.S. via dividend based on estimates of future domestic cash generation and our ability to return cash to the U.S. through payments of inter-company debt owned by our non-U.S. subsidiaries to the U.S. To the extent that cash is required in the U.S., rather than repatriate earnings to the U.S. via dividend we will utilize our inter-company debt. If any earnings were repatriated via dividend, the Company would need to accrue and pay taxes on the distributions.

19. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table below are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2012. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the table below. The contractual purchase prices for substantially all of these contracts are variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2011 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. During 2011, 2010 and 2009, we made minimum payments under such take or pay contracts without taking the product of nil, nil and $6 million, respectively.

19. COMMITMENTS AND CONTINGENCIES (Continued)

Total purchase commitments as of December 31, 2011 are as follows (dollars in millions):

Year ending December 31	
2012	$ 685
2013	197
2014	128
2015	104
2016	59
Thereafter	94
	$1,267

Operating Leases

We lease certain railcars, aircraft, equipment and facilities under long-term lease agreements. The total expense recorded under operating lease agreements in the accompanying consolidated statements of operations is approximately $83 million, $62 million and $56 million for 2011, 2010 and 2009, respectively, net of sublease rentals of approximately $4 million for each of 2011, 2010 and 2009, respectively.

Future minimum lease payments under operating leases as of December 31, 2011 are as follows (dollars in millions):

Year ending December 31	
2012	$ 77
2013	71
2014	64
2015	50
2016	45
Thereafter	148
	$455

Future minimum lease payments have not been reduced by minimum sublease rentals of $28 million due in the future under noncancelable subleases.

Legal Matters

Asbestos Litigation

We have been named as a premises defendant in a number of asbestos exposure cases, typically claims by nonemployees of exposure to asbestos while at a facility. In the past, these cases typically have involved multiple plaintiffs bringing actions against multiple defendants, and the complaints have not indicated which plaintiffs were making claims against which defendants, where or how the alleged injuries occurred or what injuries each plaintiff claimed. These facts, which would be central to any estimate of probable loss, generally have been learned only through discovery.

19. COMMITMENTS AND CONTINGENCIES (Continued)

Where a claimant's alleged exposure occurred prior to our ownership of the relevant premises, the prior owners generally have contractually agreed to retain liability for, and to indemnify us against, asbestos exposure claims. This indemnification is not subject to any time or dollar amount limitations. Upon service of a complaint in one of these cases, we tender it to the prior owner. Rarely do the complaints in these cases state the amount of damages being sought. The prior owner accepts responsibility for the conduct of the defense of the cases and payment of any amounts due to the claimants. In our eighteen-year experience with tendering these cases, we have not made any payment with respect to any tendered asbestos cases. We believe that the prior owners have the intention and ability to continue to honor their indemnity obligations, although we cannot assure you that they will continue to do so or that we will not be liable for these cases if they do not.

The following table presents for the periods indicated certain information about cases for which service has been received that we have tendered to the prior owner, all of which have been accepted.

	Year ended December 31,		
	2011	2010	2009
Unresolved at beginning of period	1,116	1,138	1,140
Tendered during period	10	24	18
Resolved during period(1)	46	46	20
Unresolved at end of period	1,080	1,116	1,138

(1) Although the indemnifying party informs us when tendered cases have been resolved, it generally does not inform us of the settlement amounts relating to such cases, if any. The indemnifying party has informed us that it typically manages our defense together with the defense of other entities in such cases and resolves claims involving multiple defendants simultaneously, and that it considers the allocation of settlement amounts, if any, among defendants to be confidential and proprietary. Consequently, we are not able to provide the number of cases resolved with payment by the indemnifying party or the amount of such payments.

We have never made any payments with respect to these cases. As of December 31, 2011, we had an accrued liability of $10 million relating to these cases and a corresponding receivable of $10 million relating to our indemnity protection with respect to these cases. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; accordingly, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2011.

Certain cases in which we are a premises defendant are not subject to indemnification by prior owners or operators. The following table presents for the periods indicated certain information about

19. COMMITMENTS AND CONTINGENCIES (Continued)

these cases. Cases include all cases for which service has been received by us. Certain prior cases that were filed in error against us have been dismissed.

	Year ended December 31,		
	2011	2010	2009
Unresolved at beginning of period	37	39	43
Filed during period	11	5	3
Resolved during period	12	7	7
Unresolved at end of period	36	37	39

We paid gross settlement costs for asbestos exposure cases that are not subject to indemnification of $584,000 and $201,000 during the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, we had an accrual of $460,000 relating to these cases. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; accordingly, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2011.

Antitrust Matters

We were named as a defendant in civil class action antitrust suits alleging that between 1999 and 2004 we conspired with Bayer, BASF, Dow and Lyondell to fix the prices of MDI, TDI, polyether polyols, and related systems ("polyether polyol products") sold in the U.S. in violation of the federal Sherman Act. These cases are consolidated as the "Polyether Polyols" cases in multidistrict litigation pending in the U.S. District Court for the District of Kansas.

In addition, we and the other Polyether Polyol defendants were named as defendants in three civil antitrust suits brought by certain direct purchasers of polyether polyol products that opted out of the class certified in the Kansas multidistrict litigation. The relevant time frame for these cases is 1994 to 2004 and they are referred to as the "direct action cases." The class action and the direct action cases were consolidated in the Kansas court for the purposes of discovery and other pretrial matters.

In the second quarter of 2011, we settled the class action and were dismissed as a defendant. On December 29, 2011, we entered into a settlement agreement with the direct action plaintiffs for an amount immaterial to our financial statements and were dismissed from those cases on December 30, 2011.

Two similar civil antitrust class action cases were filed May 5 and 17, 2006 in the Superior Court of Justice, Ontario Canada and Superior Court, Province of Quebec, District of Quebec, on behalf of purported classes of Canadian direct and indirect purchasers of MDI, TDI and polyether polyols. The class certification hearing is scheduled for April 2, 2012.

A purported class action case filed February 15, 2002 by purchasers in California of products containing rubber and urethane chemicals and pending in Superior Court of California, County of San Francisco is stayed pending resolution of the Kansas multidistrict litigation. The plaintiffs in this matter make similar claims against the defendants as the class plaintiffs in the Kansas multidistrict litigation.

19. COMMITMENTS AND CONTINGENCIES (Continued)

We have been named as a defendant in two purported class action civil antitrust suits alleging that we and our co-defendants and other co-conspirators conspired to fix prices of titanium dioxide sold in the U.S. between at least March 1, 2002 and the present. The cases were filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland and a consolidated complaint was filed on April 12, 2010. The other defendants named in this matter are E.I. du Pont de Nemours and Company, Kronos Worldwide Inc., Millennium Inorganic Chemicals, Inc. and the National Titanium Dioxide Company Limited (d/b/a Cristal). A class certification hearing is scheduled for August 16, 2012 and trial is set to begin September 9, 2013. Discovery is ongoing.

In all of the antitrust litigation currently pending against us, the plaintiffs generally are seeking injunctive relief, treble damages, costs of suit and attorneys fees. We are not aware of any illegal conduct by us or any of our employees. Nevertheless, we have incurred costs relating to these claims and could incur additional costs in amounts material to us.

Port Arthur Plant Fire Insurance Litigation Settlement

On April 29, 2006, our former Port Arthur, Texas olefins manufacturing plant (which we sold to Flint Hills Resources in November 2007) experienced a major fire. The plant was covered by property damage and business interruption insurance through IRIC, our captive insurer, and the Reinsurers. The property damage and business interruption insurance was subject to a combined deductible of $60 million. We, together with IRIC, asserted claims to the Reinsurers related to losses occurring as a result of this fire. On August 31, 2007, the Reinsurers brought an action against us in the U.S. District Court for the Southern District of Texas. The action sought to compel us to arbitrate with the Reinsurers to resolve disputes related to our claims or, in the alternative, to declare judgment in favor of the Reinsurers. Pursuant to a December 29, 2008 agreement, we participated with the Reinsurers in binding arbitration. We paid our deductible on the claim of $60 million and were paid $365 million by the Reinsurers prior to the commencement of binding arbitration. On May 14, 2010, we entered into a settlement agreement with the Reinsurers, including those Reinsurers that did not participate in the arbitration proceedings that resolved the remainder of our insurance claim for a total amount of $110 million. The Reinsurers completed the payment of this amount on June 15, 2010. For more information, see "Note 25. Discontinued Operations—U.S. Base Chemical Business" to our consolidated financial statements.

Product Delivery Claim

We have been notified by a customer of potential claims related to our allegedly delivering a different product from that which it had ordered. Our customer claims that it was unaware that the different product had been delivered until after it had been used to manufacture materials which were subsequently sold. The customer has indicated that it has been notified of claims of up to an aggregate of approximately 150 million Euros relating to this matter and believes that we may be responsible for all or a portion of these claims. We are investigating this matter and based on the facts currently available to us, we believe that we are insured for any payments we may ultimately make in excess of $10 million. However, no assurance can be given regarding our ultimate liability or costs to us. We have made no accrual with respect to this matter.

19. COMMITMENTS AND CONTINGENCIES (Continued)

Other Proceedings

We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in this report, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

Environmental, Health and Safety Matters

General

We are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment, product management and distribution, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations or product distribution, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

Environmental, Health and Safety Systems

We are committed to achieving and maintaining compliance with all applicable EHS legal requirements, and we have developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to our operations, enhance compliance with applicable legal requirements, ensure the safety of our employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist us in our compliance goals while also fostering efficiency and improvement and minimizing overall risk to us.

EHS Capital Expenditures

We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2011, 2010 and 2009, our capital expenditures for EHS matters totaled $92 million, $85 million, and $54 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

year and we cannot provide assurance that our recent expenditures will be indicative of future amounts required under EHS laws.

Remediation Liabilities

We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

Under CERCLA and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France and Australia, can hold past owners and/or operators liable for remediation at former facilities. We have been notified by third parties of claims against us for cleanup liabilities at approximately 10 former facilities or third party sites, including, but not limited to, sites listed under CERCLA. Based on current information and past experiences at other CERCLA sites, we do not expect any of these third party claims to result in material liability to us.

One of these sites, the North Maybe Canyon Mine CERCLA site, includes an abandoned phosphorous mine near Soda Springs, Idaho believed to have been operated by one of our predecessor companies (El Paso Products Company). In 2004, the U.S. Forest Service notified us that we are a CERCLA PRP for the mine site involving selenium contaminated surface water. Under a 2004 administrative order, the current mine lessee, Nu-West Industries, Inc., began undertaking the investigation required for a CERCLA removal process. In 2008, the site was transitioned to the CERCLA remedial action process, which requires a RI/FS. In 2009, the Forest Service notified the three PRPs (our Company, Nu-West and Wells Cargo) that it would undertake the RI/FS itself. On February 19, 2010, in conjunction with Wells Cargo, we agreed to jointly comply with a unilateral administrative order a UAO to conduct an RI/FS of the entire West Ridge of the site, although we are alleged to have had only a limited historical presence in the investigation area. In March 2010, following the initiation of litigation by Nu-West, the Forest Service assumed Nu-West's original investigation obligations. On June 15, 2010, we received the UAO which had been executed by the Forest Service and we are presently carrying out the requirements of the order. We continue to coordinate with our insurers regarding policy coverage in this matter. At this time, we do not believe the costs to remediate this site will be material to our financial statements.

In addition, under the RCRA and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. For example, our Port Neches, Texas, and Geismar, Louisiana, facilities are the subject of ongoing remediation requirements under RCRA authority. Similar laws exist in a number of locations in which

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

we currently operate, or previously operated, manufacturing facilities, such as Australia, Switzerland and Italy.

In June of 2006, an agreement was reached between the local regulatory authorities and our Advanced Materials site in Pamplona, Spain to relocate our manufacturing operations in order to facilitate new urban development desired by the city. Subsequently, as required by the authorities, soil and groundwater sampling was performed and followed by a quantitative risk assessment. In October 2010, the local authorities approved our proposed two-phase remedial approach. The first phase was installed in 2011 and involves groundwater extraction and treatment in one limited area of the site. The second phase, not yet defined, would proceed during site redevelopment. As the second phase remediation has not yet been defined, we are unable to assess our potential liability.

By letter dated March 7, 2006, our Base Chemicals and Polymers facility in West Footscray, Australia, was issued a clean-up notice by the EPA Victoria due to concerns about soil and groundwater contamination emanating from the site. The agency revoked the original clean-up notice on September 4, 2007 and issued a revised clean-up notice due to "the complexity of contamination issues" at the site. In the third quarter of 2009, we recorded a $30 million liability related to estimated environmental remediation costs at this site. On August 23, 2010, EPA Victoria revoked the second clean-up notice and issued a revised notice that included a requirement for financial assurance for the remediation. We have reached agreement with the agency that a mortgage on the land will be held by the agency as financial surety during the period covered by the current clean-up notice, which ends on July 30, 2014. We can provide no assurance that the agency will not seek to institute additional requirements for the site or that additional costs will not be associated with the clean up. This facility has been closed and demolished.

By letter dated March 15, 2010, DOJ notified us that the EPA has requested that the DOJ bring an action in federal court against us and other PRPs for recovery of costs incurred by the U.S. in connection with releases of hazardous substances from the State Marine Superfund Site in Port Arthur, Texas. As of August 31, 2007, the EPA had incurred and paid approximately $2.8 million in unreimbursed response costs related to the site. Prior to filing the complaint, the DOJ requested that PRPs sign and return a standard tolling agreement (from March 31, 2010 through September 30, 2010) and participate in settlement discussions. We originally responded to an information request regarding this site on March 7, 2005 and identified historical transactions associated with a predecessor of a company we acquired. The prior owners have contractually agreed to indemnify us in this matter. While the DOJ is aware of the indemnity, we may be required to participate in future settlement discussions; therefore, on March 29, 2010, we submitted the signed tolling agreement and offer to negotiate to the DOJ. The tolling agreement has since been extended three times, most recently through January 31, 2012. In a direct final rule published December 6, 2011, EPA Region 6 announced that it is delisting this Superfund site from the National Priorities List.

In many cases, our potential liability arising from historical contamination is based on operations and other events occurring prior to our ownership of a business or specific facility. In these situations, we frequently obtained an indemnity agreement from the prior owner addressing remediation liabilities arising from pre-closing conditions. We have successfully exercised our rights under these contractual covenants for a number of sites and, where applicable, mitigated our ultimate remediation liability. We cannot assure you, however, that the liabilities for all such matters subject to indemnity, will be

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

honored by the prior owner or that our existing indemnities will be sufficient to cover our liabilities for such matters.

Based on available information and the indemnification rights we believe are likely to be available, we believe that the costs to investigate and remediate known contamination will not have a material effect on our financial statements. However, if such indemnities are not honored or do not fully cover the costs of investigation and remediation or we are required to contribute to such costs, then such expenditures may have a material effect on our financial statements. At the current time, we are unable to estimate the total cost, exclusive of indemnification benefits, to remediate any of the known contamination sites.

Environmental Reserves

We have accrued liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques as appropriate and are based upon requirements placed upon us by regulators, available facts, existing technology and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. We had accrued $36 million and $48 million for environmental liabilities as of December 31, 2011 and 2010, respectively. Of these amounts, $7 million and $13 million were classified as accrued liabilities in our consolidated balance sheets as of December 31, 2011 and 2010, respectively, and $29 million and $35 million were classified as other noncurrent liabilities in our consolidated balance sheets as of December 31, 2011 and 2010, respectively. In certain cases, our remediation liabilities may be payable over periods of up to 30 years. We may incur losses for environmental remediation in excess of the amounts accrued; however, we are not able to estimate the amount or range of such potential excess.

Regulatory Developments

On June 1, 2007, the EU regulatory framework for chemicals called REACH took effect, designed to be phased in over 11 years. As a REACH-regulated company that manufactures in or imports more than one metric ton per year of a chemical substance into the EEA, we were required to pre-register with ECHA, such chemical substances and isolated intermediates to take advantage of the 11 year phase-in period. To meet our compliance obligations, a cross-business REACH team was established, through which we were able to fulfill all required pre-registrations and our first phase registrations by the November 30, 2010 deadline. While we continue our registration efforts to meet the next registration deadline of June 2013, our REACH implementation team is now strategically focused on the authorization phase of the REACH process, directing its efforts to address "Substances of Very High Concern" and evaluating potential business implications. Where warranted, evaluation of substitute chemicals will be an important element of our ongoing manufacturing sustainability efforts. As a chemical manufacturer with global operations, we are also actively monitoring and addressing analogous regulatory regimes being considered or implemented outside of the EU.

Although the total long-term cost for REACH compliance is unknown at this time, we spent approximately $5 million, $9 million and $3 million in 2011, 2010 and 2009, respectively, to meet the initial REACH requirements. We cannot provide assurance that these recent expenditures are indicative of future amounts that we may be required to spend for REACH compliance.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

Greenhouse Gas Regulation

Although the existence of binding emissions limitations under international treaties such as the Kyoto Protocol is in doubt after 2012, we expect some or all of our operations to be subject to regulatory requirements to reduce emissions of GHG. Even in the absence of a new global agreement to limit GHGs, we may be subject to additional regulation under the European Union Emissions Trading System as well as new national and regional GHG trading programs. For example, our operations in Australia and selected U.S. states may be subject to future GHG regulations under emissions trading systems in those jurisdictions.

Because the United States has not adopted federal climate change legislation, domestic GHG efforts are likely to be guided by EPA regulations in the near future. While EPA's GHG programs are currently subject to judicial challenge, our domestic operations may become subject to EPA's regulatory requirements when implemented. In particular, expansions of our existing facilities or construction of new facilities may be subject to the Clean Air Act's Prevention of Significant Deterioration Requirements under EPA's GHG "Tailoring Rule." In addition, certain aspects of our operations may be subject to GHG emissions monitoring and reporting requirements. If we are subject to EPA GHG regulations, we may face increased monitoring, reporting, and compliance costs.

We are already managing and reporting GHG emissions, to varying degrees, as required by law for our sites in locations subject to Kyoto Protocol obligations and/or EU emissions trading scheme requirements. Although these sites are subject to existing GHG legislation, few have experienced or anticipate significant cost increases as a result of these programs, although it is possible that GHG emission restrictions may increase over time. Potential consequences of such restrictions include capital requirements to modify assets to meet GHG emission restrictions and/or increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHG in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any of those effects were to occur, they could have an adverse effect on our assets and operations.

MTBE Developments

We produce MTBE, an oxygenate that is blended with gasoline to reduce vehicle air emissions and to enhance the octane rating of gasoline. Litigation or legislative initiatives restricting the use of MTBE in gasoline may subject us or our products to environmental liability or materially adversely affect our sales and costs. Because MTBE has contaminated some water supplies, its use has become controversial in the U.S. and elsewhere, and its use has been effectively eliminated in the U.S. market. We currently market MTBE, either directly or through third parties, to gasoline additive customers located outside the U.S., although there are additional costs associated with such outside-U.S. sales which may result in decreased profitability compared to historical sales in the U.S. We may also elect to use all or a portion of our precursor TBA to produce saleable products other than MTBE. If we opt to produce products other than MTBE, necessary modifications to our facilities will require significant capital expenditures and the sale of such other products may produce a lower level of cash flow than that historically produced from the sale of MTBE.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

Numerous companies, including refiners, manufacturers and sellers of gasoline, as well as manufacturers of MTBE, have been named as defendants in numerous cases in U.S. courts that allege MTBE contamination in groundwater. The plaintiffs in the MTBE groundwater contamination cases generally seek compensatory damages, punitive damages, injunctive relief, such as monitoring and abatement, and attorney fees. Between 2007 and 2009, we were named as a defendant in 18 of these lawsuits in New York state and federal courts, which we settled in an amount immaterial to us.

It is possible that we could be named as a defendant in existing or future MTBE contamination cases. We cannot provide assurances that adverse results against us in existing or future MTBE contamination cases will not have a material effect on our financial statements.

India Investigation

During the third quarter of 2010, we completed an internal investigation of the operations of PAPL, our majority owned joint venture in India. PAPL manufactures base liquid resins, base solid resins and formulated products in India. The investigation initially focused on allegations of illegal disposal of hazardous waste and waste water discharge and related reporting irregularities. Based upon preliminary findings, the investigation was expanded to include a review of the production and off-book sales of certain products and waste products. The investigation included the legality under Indian law and U.S. law, including the U.S. Foreign Corrupt Practices Act, of certain payments made by employees of the joint venture to government officials in India. Records at the facility covering nine months in 2009 and early 2010 show that less than $11,000 in payments were made to officials for that period; in addition, payments in unknown amounts may have been made by individuals from the facility in previous years.

In May and July 2010, PAPL fully disclosed the environmental noncompliance issues to the local Indian environmental agency, the TNPCB. All environmental compliance and reporting issues have been addressed to the agency's satisfaction other than the use of freshwater for the dilution of wastewater effluent discharges and including the remediation of several off-site solid waste disposal areas. Both remaining issues are being addressed. At TNPCB's direction, we submitted a plan for the remediation of the off-site waste disposal areas, which the TNPCB approved. The impacted off-site soil was excavated and relocated to the site. Final commercial disposal methods for the removed waste await approval from TNPCB, although we do not anticipate the costs to be material.

Also in May 2010, we voluntarily contacted the SEC and the DOJ to advise them of our investigation and that we intend to cooperate fully with each of them. We met with the SEC and the DOJ in October 2010 to discuss this matter and we continue to cooperate with these agencies. Steps have been taken to halt all known illegal or improper activity, including the termination of employment of management employees as appropriate.

No conclusions can be drawn at this time as to whether any government agencies will open formal investigations of these matters or what remedies such agencies may seek. Governmental agencies could assess material civil and criminal penalties and fines against PAPL and potentially against us and could issue orders that adversely affect the operations of PAPL. We cannot, however, determine at this time the magnitude of the penalties and fines that could be assessed, the total costs to remediate the prior noncompliance or the effects of implementing any necessary corrective measures on PAPL's operations.

21. HUNTSMAN CORPORATION STOCKHOLDERS' EQUITY

Share Repurchase Program

Effective August 5, 2011, our Board of Directors authorized our Company to repurchase up to $100 million in shares of our common stock. During 2011, we acquired approximately four million shares of our outstanding common stock for approximately $50 million under the repurchase program. Repurchases under this program may be made through the open market or in privately negotiated transactions, and repurchases may be commenced or suspended from time to time without prior notice. Shares of common stock acquired through the repurchase program are held in treasury at cost.

Dividends on Common Stock

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

	2011		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2011	March 15, 2011	$0.10	$24
June 30, 2011	June 15, 2011	0.10	24
September 30, 2011	September 15, 2011	0.10	24
December 30, 2011	December 15, 2011	0.10	24
Total			$96

	2010		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2010	March 15, 2010	$0.10	$24
June 30, 2010	June 15, 2010	0.10	24
September 30, 2010	September 15, 2010	0.10	24
December 31, 2010	December 15, 2010	0.10	24
Total			$96

	2009		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2009	March 16, 2009	$0.10	$24
June 30, 2009	June 15, 2009	0.10	24
September 30, 2009	September 15, 2009	0.10	24
December 31, 2009	December 15, 2009	0.10	24
Total			$96

22. STOCK-BASED COMPENSATION PLAN

Under the Stock Incentive Plan, a plan approved by stockholders, we may grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock-based awards to our employees, directors and consultants and to

22. STOCK-BASED COMPENSATION PLAN (Continued)

employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. As of December 31, 2011, we were authorized to grant up to 32.6 million shares under the Stock Incentive Plan. As of December 31, 2011, we had 10.6 million shares remaining under the Stock Incentive Plan available for grant. Option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of our common stock on the date the option award is granted. Stock- based awards generally vest over a three-year period.

The compensation cost from continuing operations under the Stock Incentive Plan was as follows (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
Compensation cost	$ 24	$ 27	$ 20

The total income tax benefit recognized in the statement of operations for stock-based compensation arrangements was $6 million, $8 million and $6 million for the years ended December 31, 2011, 2010 and 2009 respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of our common stock through the grant date. The expected term of options granted was estimated based on the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions noted below represent the weighted averages of the assumptions utilized for all stock options granted during the year.

	Year ended December 31,		
	2011	2010	2009
Dividend yield	2.3%	3.0%	15.4%
Expected volatility	65.6%	69.0%	70.4%
Risk-free interest rate	2.8%	3.1%	2.5%
Expected life of stock options granted during the period	6.6 years	6.6 years	6.6 years

22. STOCK-BASED COMPENSATION PLAN (Continued)

Stock Options

A summary of stock option activity under the Stock Incentive Plan as of December 31, 2011 and changes during the year then ended is presented below:

Option Awards	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(years)	(in millions)
Outstanding at January 1, 2011	10,997	$12.28		
Granted	953	17.51		
Exercised	(1,268)	2.82		
Forfeited	(337)	15.14		
Outstanding at December 31, 2011	10,345	13.83	5.9	$27
Exercisable at December 31, 2011	7,089	16.34	5.0	13

The weighted-average grant-date fair value of stock options granted during 2011, 2010 and 2009 was $9.17, $6.97 and $0.51 per option, respectively. As of December 31, 2011, there was $8 million of total unrecognized compensation cost related to nonvested stock option arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 0.6 years.

During 2009 no stock options were exercised. During the year ended December 31, 2011 and 2010, the total intrinsic value of stock options exercised was $19 million and $14 million, respectively.

Nonvested shares

Nonvested shares granted under the Stock Incentive Plan consist of restricted stock, which is accounted for as an equity award, and phantom stock, which is accounted for as a liability award because it can be settled in either stock or cash. A summary of the status of our nonvested shares as of December 31, 2011 and changes during the year then ended is presented below:

	Equity Awards		Liability Awards	
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
	(in thousands)		(in thousands)	
Nonvested at January 1, 2011	3,126	$ 6.95	1,642	$ 6.05
Granted	675	17.55	311	17.59
Vested	(1,500)(1)	7.20	(729)	5.55
Forfeited	(14)	4.98	(124)	7.99
Nonvested at December 31, 2011	2,287	9.92	1,100	9.42

(1) As of December 31, 2011, a total of 444,177 restricted stock units were vested, of which 115,045 vested during 2011. Only 176,327 of these shares have been reflected as vested shares in this table

22. STOCK-BASED COMPENSATION PLAN (Continued)

because, in accordance with the restricted stock unit agreements, shares of common stock are not issued for vested restricted stock units until termination of employment.

As of December 31, 2011, there was $16 million of total unrecognized compensation cost related to nonvested share compensation arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 0.9 years. The value of share awards that vested during the years ended December 31, 2011, 2010 and 2009 was $23 million, $18 million and $12 million, respectively.

23. OTHER COMPREHENSIVE (LOSS) INCOME

Other comprehensive (loss) income consisted of the following (dollars in millions):

	December 31,				
	2011		2010		2009
	Accumulated income (loss)	(Loss) income	Accumulated income (loss)	Income (loss)	Income (loss)
Foreign currency translation adjustments, net of tax of $24 and $25 as of December 31, 2011 and 2010, respectively	$ 218	$ (80)	$ 298	$ 24	$ 70
Pension and other postretirement benefits adjustments, net of tax $124 and $92 as of December 31, 2011 and 2010, respectively	(800)	(187)	(613)	(33)	133
Other comprehensive income (loss) of unconsolidated affiliates	8	1	7	—	(2)
Other, net	3	(1)	4	(2)	2
Total	(571)	(267)	(304)	(11)	203
Amounts attributable to noncontrolling interests	12	5	7	1	(1)
Amounts attributable to Huntsman Corporation	$(559)	$(262)	$(297)	$(10)	$202

Items of other comprehensive (loss) income have been recorded net of tax, with the exception of the foreign currency translation adjustments related to subsidiaries with earnings permanently reinvested. The tax effect is determined based upon the jurisdiction where the income or loss was recognized and is net of valuation allowances.

24. (EXPENSES) INCOME ASSOCIATED WITH THE TERMINATED MERGER AND RELATED LITIGATION

Total (expenses) income associated with the Terminated Merger and related litigation were as follows (dollars in millions):

	December 31,		
	2011	2010	2009
Gain recognized pursuant to the Texas Bank Litigation Settlement Agreement	$—	$—	$868
Directors' fees	—	(3)	—
Legal fees and other	—	(1)	(33)
Total (expenses) income	$—	$(4)	$835

24. (EXPENSES) INCOME ASSOCIATED WITH THE TERMINATED MERGER AND RELATED LITIGATION (Continued)

On July 12, 2007, we entered into an agreement and plan of merger with Hexion (the "Hexion Merger Agreement"). On June 18, 2008, Hexion, Apollo and certain of their affiliates filed an action in Delaware Chancery Court seeking to terminate the Hexion Merger. We countersued Hexion and Apollo in the Delaware Chancery Court and filed a separate action against Apollo and certain of its affiliates in the District Court of Montgomery County, Texas. On December 13, 2008, we terminated the Hexion Merger Agreement and, on December 14, 2008, we entered into the Apollo Settlement Agreement to settle the Terminated Merger-related litigation and certain other related matters. Pursuant to the Apollo Settlement Agreement, Hexion and certain Apollo affiliates have paid us an aggregate of $1 billion.

On September 30, 2008, we filed suit in the 9th Judicial District Court in Montgomery County, Texas against the banks that had entered into a commitment letter to provide funding for the Hexion Merger. On June 22, 2009, we entered into the Texas Bank Litigation Settlement Agreement with such banks. This litigation was dismissed with prejudice on June 23, 2009. In accordance with the Texas Bank Litigation Settlement Agreement, the banks paid us a cash payment of $632 million, purchased the $600 million aggregate principal amount 5.5% 2016 Senior Notes from Huntsman International, and provided Huntsman International with Term Loan C in the principal amount of $500 million. The 2016 Senior Notes and Term Loan C borrowings were at favorable rates to us and were recorded at a combined fair value of $864 million. Accordingly, we recognized a gain of $868 million in connection with the Texas Bank Litigation Settlement Agreement. On September 21, 2010, the Board of Directors approved bonuses totaling $3 million to certain members of the Board of Directors, upon the recommendation of an independent committee of the Board of Directors, for their efforts in connection with the litigation with Hexion and Apollo following the Terminated Merger.

25. DISCONTINUED OPERATIONS

AUSTRALIA STYRENICS BUSINESS SHUTDOWN

During the first quarter of 2010, we ceased operation of our former Australian styrenics business. During 2009, we recorded costs of approximately $63 million related to the closure of this business. U.S. tax law, under relevant facts, provides for a deduction on investments that are "worthless" for U.S. tax purposes. Therefore, during 2009, we recorded a tax benefit of $74 million in discontinued operations related to the closure of and the cumulative U.S. investments in our Australian Styrenics business. During 2010, we recorded additional closure costs of $6 million. Also during 2010, we recorded a $19 million loss from the recognition of cumulative currency translation losses upon the liquidation and substantial liquidation of foreign entities related to this business. Furthermore, we recorded an additional tax benefit of $28 million in 2010 related to the closure of this business. The following results of operations of our former Australian styrenics business have been presented as

25. DISCONTINUED OPERATIONS (Continued)

discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
Revenues	$ 38	$ 52	$ 98
Operating costs and expenses	(44)	(85)	(182)
Nonoperating expense	—	(19)	—
Loss before income taxes	(6)	(52)	(84)
Income tax benefit	2	28	74
Loss from discontinued operations, net of tax	$ (4)	$(24)	$ (10)

In 2006, product defect actions were filed against our subsidiary Huntsman Chemical Company Australia Pty Limited ("HCCA") in Australian courts relating to the sale and supply of vinyl ester resins that were used in the manufacture of fiberglass swimming pools. HCCA ceased manufacturing these specific resin formulations by 2004 and sold the business that manufactured and sold these resins in 2007.

During the first quarter of 2011, HCCA increased its estimate of probable loss related to these claims and recorded a liability for the full estimated value of the claims and a corresponding receivable relating to our indemnity protection with a net charge to discontinued operations for any potential shortfall in insurance coverage. Following mediation held in August 2011, HCCA and its insurers reached an agreement with two claimants to settle their claims for amounts within our insurance coverage after our self-insured retention was satisfied. Accordingly, during the third quarter of 2011, HCCA reduced its estimate of probable loss proportionately and reversed a portion of the liability related to this matter. The settlements were paid in the fourth quarter of 2011. Our insurers continue to defend us in one remaining claim, but we do not believe that a resolution of the claim would be material to our financial statements.

The results of our former Australian styrenics business were previously included in our Corporate and other segment and have been presented as discontinued operations in the accompanying consolidated statements of operations for all periods presented.

U.S. Base Chemicals Business

On November 5, 2007, we completed a disposition of our U.S. base chemicals businesses, which included our former olefins manufacturing assets located at Port Arthur, Texas. A captive ethylene unit at the retained Port Neches, Texas site of our Performance Products segment operations was not included in the sale. This asset, along with a long-term post-closing arrangement for the supply of ethylene and propylene from Flint Hills Resources to us, will continue to provide feedstock for our downstream derivative units.

25. DISCONTINUED OPERATIONS (Continued)

The following results of our former U.S base chemicals business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
Other (expenses) income	$(1)	$ (6)	$ 2
Gain (loss) on insurance settlements, net	—	110	(17)
(Loss) income before income taxes	(1)	104	(15)
Income tax (expense) benefit	—	(38)	6
(Loss) income from discontinued operations, net of tax	$(1)	$ 66	$ (9)

During 2009, we recorded legal fees of $17 million for the arbitration of the fire insurance claim related to the 2006 fire at our former Port Arthur, Texas facility and recorded a gain of $2 million on the settlement of product exchange liabilities. During 2010, we recorded a $110 million pretax gain in connection with the final settlement of insurance claims related to the 2006 fire at our former Port Arthur, Texas plant and a pretax gain of $7 million from the settlement of insurance claims related to the 2005 gulf coast storms. Of the $110 million payment, $34 million was reflected within the statement of cash flows as cash flows from investing activities and the remaining $76 million was reflected as cash flows from operating activities. The results of our former U.S. base chemicals business are included in discontinued operations for all periods presented. These 2010 insurance settlement gains were offset in part by income taxes and legal fees related to the arbitration of the fire insurance claim.

26. RELATED PARTY TRANSACTIONS

Our accompanying consolidated financial statements include the following transactions with our affiliates not otherwise disclosed (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
Sales to:			
Unconsolidated affiliates	$180	$201	$ 96
Inventory purchases from:			
Unconsolidated affiliates	465	369	273

An agreement was reached prior to the initial public offering of our common stock in February 2005 with the Huntsman Foundation, a private charitable foundation established by Jon M. and Karen H. Huntsman to further the charitable interests of the Huntsman family, that we would donate our Salt Lake City office building and our option to acquire an adjacent undeveloped parcel of land to the foundation free of debt. On March 24, 2010, we completed this donation. At the time of the donation, the building had an appraised value of approximately $10 million. We continue to occupy and use a portion of the building under a lease pursuant to which we make annual lease payments of approximately $2 million to the Huntsman Foundation. During 2011 and 2010, we made payments of approximately $2 million and $1 million, respectively, to the Huntsman Foundation under the lease. The lease expires on December 31, 2013, subject to two five-year extensions, at our option.

26. RELATED PARTY TRANSACTIONS (Continued)

Through May 2002, we paid the premiums on various life insurance policies for Jon M. Huntsman. These policies have been liquidated, and the cash values have been paid to Mr. Huntsman. Mr. Huntsman is indebted to us in the amount of approximately $2 million, which represents the insurance premiums paid on his behalf through May 2002. This amount is included in other noncurrent assets on the accompanying consolidated balance sheets.

Wayne A. Reaud, a member of our board of directors, is of counsel to the law firm of Reaud, Morgan & Quinn. We pay the firm $200,000 per year for legal services. Mr. Reaud has no interest in the firm or in the proceeds for current work done at the firm. As of counsel, the law firm provides Mr. Reaud with an office and certain secretarial services.

27. OPERATING SEGMENT INFORMATION

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of differentiated and commodity chemical products. During the first quarter of 2010, we began reporting our LIFO inventory valuation reserves as part of Corporate and other; these reserves were previously reported in our Performance Products segment. During the third quarter of 2010, we began reporting the amounts outstanding under the A/R Programs and certain purchase accounting adjustments as part of our Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments segments' assets. These amounts were previously reported as Corporate and other segment assets. In addition, we eliminated intercompany balances from the assets of each reportable segment. During the fourth quarter of 2010, we began reporting the (income) loss attributable to noncontrolling interests in the reporting segment to which the subsidiary relates. Previously, (income) loss attributable to noncontrolling interests was reported in our Corporate and other segment. All relevant information for prior periods has been reclassified to reflect these changes.

We have reported our operations through five segments: Polyurethanes, Advanced Materials, Textile Effects, Performance Products and Pigments. We have organized our business and derived our operating segments around differences in product lines.

The major products of each reportable operating segment are as follows:

Segment	Products
Polyurethanes	MDI, PO, polyols, PG, TPU, aniline and MTBE
Performance Products	amines, surfactants, LAB, maleic anhydride, other performance chemicals, EG, olefins and technology licenses
Advanced Materials	epoxy resin compounds and formulations; cross-linking, matting and curing agents; epoxy, acrylic and polyurethane- based adhesives and tooling resin formulations
Textile Effects	textile chemicals and dyes
Pigments	titanium dioxide

27. OPERATING SEGMENT INFORMATION (Continued)

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. We use EBITDA to measure the financial performance of our global business units and for reporting the results of our operating segments. This measure includes all operating items relating to the businesses. The EBITDA of operating segments excludes items that principally apply to our Company as a whole. The revenues and EBITDA for each of our reportable operating segments are as follows (dollars in millions):

	Year ended December 31,		
	2011	2010	2009
Net Sales:			
Polyurethanes	$ 4,434	$3,605	$3,005
Performance Products	3,301	2,659	2,090
Advanced Materials	1,372	1,244	1,059
Textile Effects	737	787	691
Pigments	1,642	1,213	960
Eliminations	(265)	(258)	(140)
Total	$11,221	$9,250	$7,665
Segment EBITDA(1):			
Polyurethanes	$ 469	$ 319	$ 388
Performance Products	385	363	246
Advanced Materials	125	143	59
Textile Effects	(199)	1	(64)
Pigments	501	205	(25)
Corporate and other(2)	(236)	(384)	651
Subtotal	1,045	647	1,255
Discontinued Operations(3)	(6)	53	(97)
Total	1,039	700	1,158
Interest expense, net	(249)	(229)	(238)
Income tax expense—continuing operations	(109)	(29)	(444)
Income tax benefit (expense)—discontinued operations	5	(10)	80
Depreciation and amortization	(439)	(405)	(442)
Net income attributable to Huntsman Corporation	$ 247	$ 27	$ 114
Depreciation and Amortization:			
Polyurethanes	$ 160	$ 155	$ 160
Performance Products	110	92	78
Advanced Materials	33	33	38
Textile Effects	27	26	19
Pigments	74	67	104
Corporate and other(2)	35	31	41
Subtotal	439	404	440
Discontinued Operations	—	1	2
Total	$ 439	$ 405	$ 442

27. OPERATING SEGMENT INFORMATION (Continued)

	Year ended December 31,		
	2011	2010	2009
Capital Expenditures:			
Polyurethanes	$ 85	$ 59	$ 55
Performance Products	96	66	70
Advanced Materials	39	24	14
Textile Effects	34	23	19
Pigments	57	49	23
Corporate and other(2)	19	15	8
Total	$330	$236	$189

	December 31,	
	2011	2010
Total Assets:		
Polyurethanes	$3,144	$3,095
Performance Products	2,348	2,077
Advanced Materials	1,307	1,327
Textile Effects	686	776
Pigments	1,428	1,330
Corporate and other(2)	(256)	109
Total	$8,657	$8,714

(1) Segment EBITDA is defined as net income (loss) attributable to Huntsman Corporation before interest, income tax, depreciation and amortization, and certain Corporate and other items.

(2) Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on early extinguishment of debt, (expenses) income associated with the Terminated Merger and related litigation, unallocated restructuring, impairment and plant closing costs and non-operating income and expense.

(3) The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded for all periods presented. The EBITDA of our former polymers, base chemicals and Australian styrenics businesses are included in discontinued

27. OPERATING SEGMENT INFORMATION (Continued)

operations for all periods presented. For more information, see "Note 25. Discontinued Operations."

	Year ended December 31,		
	2011	2010	2009
By Geographic Area			
Revenues(1):			
United States	$ 3,470	$2,777	$2,345
China	944	881	561
Mexico	723	485	432
Germany	638	519	433
Italy	558	474	415
Other nations	4,888	4,114	3,479
Total	$11,221	$9,250	$7,665

	December 31,	
	2011	2010
Long-lived assets(2):		
United States	$1,390	$1,441
The Netherlands	310	311
United Kingdom	306	320
Saudi Arabia	243	259
Germany	205	68
Switzerland	166	221
Spain	157	173
Other nations	845	812
Total	$3,622	$3,605

(1) Geographic information for revenues is based upon countries into which product is sold.

(2) Long-lived assets are made up of property, plant and equipment, net.

28. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

A summary of selected unaudited quarterly financial data for the years ended December 31, 2011 and 2010 is as follows (dollars in millions, except per share amounts):

	Three months ended(1)			
	March 31, 2011	June 30, 2011	September 30, 2011(2)	December 31, 2011(3)
Revenues	$2,679	$2,934	$2,976	$2,632
Gross profit	460	501	490	389
Restructuring, impairment and plant closing costs (credits)	7	9	155	(4)
Income (loss) from continuing operations	80	124	(42)	89
Income (loss) before extraordinary gain	66	123	(32)	93
Net income (loss)	67	124	(32)	95
Net income (loss) attributable to Huntsman Corporation	62	114	(34)	105
Basic income (loss) per share:				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	0.32	0.48	(0.19)	0.42
Net income (loss) attributable to Huntsman Corporation common stockholders	0.26	0.48	(0.14)	0.45
Diluted income (loss) per share:				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	0.31	0.47	(0.19)	0.41
Net income (loss) attributable to Huntsman Corporation common stockholders	0.26	0.47	(0.14)	0.44

28. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA (Continued)

	Three months ended(1)			
	March 31, 2010(4)	June 30, 2010(5)	September 30, 2010	December 31, 2010
Revenues	$2,094	$2,343	$2,401	$2,412
Gross profit	281	385	415	380
Restructuring, impairment and plant closing costs	3	17	4	5
(Loss) income from continuing operations	(159)	54	57	39
(Loss) income before extraordinary gain	(172)	116	56	33
Net (loss) income	(172)	116	56	32
Net (loss) income attributable to Huntsman Corporation	(172)	114	55	30
Basic (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(0.68)	0.22	0.24	0.16
Net (loss) income attributable to Huntsman Corporation common stockholders	(0.73)	0.48	0.23	0.13
Diluted (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(0.68)	0.21	0.23	0.15
Net (loss) income attributable to Huntsman Corporation common stockholders	(0.73)	0.47	0.23	0.12

(1) Basic and diluted income per share are computed independently for each of the quarters presented based on the weighted average number of common shares outstanding during that period. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

(2) During the quarter ended September 30, 2011, we announced plans to implement a significant restructuring of our Textile Effects business, including the closure of our production facilities and business support offices in Basel, Switzerland. In connection with this plan during 2011, we recorded a charge of $62 million for workforce reduction and a noncash $53 million charge for the impairment of long-lived assets at our Basel, Switzerland manufacturing facility.

(3) During the quarter ended December 31, 2011, our Advanced Materials division completed the sale of its stereolithography resin and Digitalis® machine manufacturing businesses to 3D Systems Corporation and recognized a pre-tax gain of $34 million.

(4) During the quarter ended March 31, 2010, we repurchased the entire $250 million principal amount of our outstanding Convertible Notes for approximately $382 million and recorded a loss on early extinguishment of debt of $146 million.

(5) During the quarter ended June 30, 2010, we recorded a non-recurring $15 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman joint venture. Additionally, during the quarter ended June 30, 2010, we recorded a reduction to interest expense of $15 million relating to the ineffective portion of our cross-currency interest rate contracts.

******

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is listed on the New York Stock Exchange under the symbol "HUN." As of February 3, 2012, there were approximately 199 stockholders of record and the closing price of our common stock on the New York Stock Exchange was $13.85 per share.

The reported high and low sale prices of our common stock on the New York Stock Exchange for each of the periods set forth below are as follows:

Period	High	Low
2011		
First Quarter	$19.10	$15.71
Second Quarter	21.52	16.53
Third Quarter	20.36	9.88
Fourth Quarter	13.07	8.14

Period	High	Low
2010		
First Quarter	$14.24	$10.92
Second Quarter	13.01	8.17
Third Quarter	11.74	8.20
Fourth Quarter	16.89	11.35

Dividends

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

	2011		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2011	March 15, 2011	$0.10	$24
June 30, 2011	June 15, 2011	0.10	24
September 30, 2011	September 15, 2011	0.10	24
December 30, 2011	December 15, 2011	0.10	24
Total			$96

	2010		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2010	March 15, 2010	$0.10	$24
June 30, 2010	June 15, 2010	0.10	24
September 30, 2010	September 15, 2010	0.10	24
December 31, 2010	December 15, 2010	0.10	24
Total			$96

Payment date	Record date	2009 Per share payment amount	2009 Total amount paid
March 31, 2009	March 16, 2009	$0.10	$24
June 30, 2009	June 15, 2009	0.10	24
September 30, 2009	September 15, 2009	0.10	24
December 31, 2009	December 15, 2009	0.10	24
Total			$96

PURCHASES OF EQUITY SECURITIES BY THE COMPANY

The following table provides information with respect to shares of our common stock that we repurchased and shares of restricted stock granted under our stock incentive plan that we withheld upon vesting to satisfy our tax withholding obligations during the three months ended December 31, 2011.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October	—	$ —	—	$49,863,881
November	—	—	—	49,863,881
December	2,107	10.72	—	—
Total	2,107	$10.72	—	$49,863,881

(1) There were 2,107 shares of restricted stock granted under our stock incentive program that we withheld upon vesting to satisfy our tax withholding obligations during December 2011. There were no shares repurchased under our publicly announced stock repurchase program.

(2) Effective August 5, 2011, our Board of Directors authorized our Company to repurchase up to $100 million in shares of our common stock. During the fourth quarter of 2011, we did not repurchase any shares of our common stock under the repurchase program. For more information, see "Note 21. Huntsman Corporation Stockholders' Equity—Share Repurchase Program" to our consolidated financial statements.

STOCK PERFORMANCE GRAPH



$150
$100
$50
$0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Huntsman Corporation
S&P 500 Index
S&P 500 Chemicals

Total Return To Shareholders
(Includes reinvestment of dividends)

Company/Index	ANNUAL RETURN PERCENTAGE Years Ending				
	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Huntsman Corporation	37.80	−85.94	252.30	43.15	−33.90
S&P 500 Index	5.49	−37.00	26.46	15.06	2.11
S&P 500 Chemicals	27.02	−40.22	44.76	21.90	−1.26

Company/Index	Base Period 12/31/06	INDEXED RETURNS Years Ending				
		12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Huntsman Corporation	100	137.80	19.38	68.28	97.74	64.60
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76
S&P 500 Chemicals	100	127.02	75.93	109.91	133.98	132.30

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Corporate Information

HEADQUARTERS
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Tel.: +1-281-719-6000

500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5700

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP

STOCKHOLDER INQUIRIES
Inquiries from stockholders and other interested parties regarding our company are always welcome. Please direct your requests for information to:

Investor Relations
500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5959
Fax.: +1-801-584-5788
Email: ir@huntsman.com

STOCK TRANSFER AGENT
Computershare
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015

Domestic Toll Free No.:
1-877-296-3711
Domestic Hearing Impaired—TTD:
1-800-231-5469
International No.: 1-201-680-6578
International Hearing Impaired—TTD:
1-201-680-6610

Website: www.bnymellon.com/shareowner/equityaccess
Email: shrrelations@bnymellon.com

Send certificates for transfer and address changes to:

Computershare
480 Washington Blvd.
Jersey City, New Jersey 07310-1900

STOCK LISTING
Our common stock is listed on the New York Stock Exchange under the symbol HUN.

HUN
LISTED
NYSE

ANNUAL MEETING
The 2012 annual meeting of stockholders will be held on Thursday, May 3, 2012 at 8:30 a.m., local time, at
The Four Seasons Hotel,
1300 Lamar Street,
Houston, Texas 77010.

WEBSITE
www.huntsman.com

FORWARD-LOOKING STATEMENTS
Statements in this report that are not historical are forward-looking statements. These statements are based on management's current belief and expectations. The forward-looking statements in this report are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect our operations, markets, products, services, prices and other factors as discussed in our filings with the Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal, regulatory and technological factors. We assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

HUNTSMAN

Enriching lives through innovation

Global Headquarters
10003 Woodloch Forest Drive
The Woodlands, Texas 77380 USA
Telephone: +1-281-719-6000
Fax: +1-281-719-6416
www.huntsman.com